Filed Pursuant To Rule 424(b)(3)

File No. 333-163683

AMERICAN CASINO & ENTERTAINMENT PROPERTIES LLC

SUPPLEMENT NO. 15 TO

MARKET MAKING PROSPECTUS DATED JANUARY 22, 2010

THE DATE OF THIS SUPPLEMENT IS MARCH 21, 2013

On March 21, 2013, American Casino & Entertainment Properties LLC filed the attached Quarterly Report on Form 10-K for the year ended December 31, 2012.

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UNITED STATES SECURITIES AND EXCHANGE cOMMISSION

WASHINGTON, D.C. 20549

Form 10-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number: 000-52975

American Casino & Entertainment Properties LLC

(Exact name of registrant as specified in its charter)

Delaware	20-0573058
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2000 Las Vegas Boulevard South Las Vegas, NV (Address of principal executive offices)	89104 (Zip code)

(702) 380-7777

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Class A Membership Interests

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐     No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§220.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of “large accelerated filer," "accelerated filer” and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐       Accelerated filer ☐       Non-Accelerated filer ☒  Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

As of the last business day of the registrant’s most recently completed second fiscal quarter, none of the voting and non-voting common equity was held by non-affiliates.

The registrant’s common equity is not listed or traded on any exchange or market.

AMERICAN CASINO & ENTERTAINMENT PROPERTIES LLC

ANNUAL REPORT ON FORM 10-K FOR THE FISCAL

YEAR ENDED DECEMBER 31, 2012

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PART I

ITEM 1. BUSINESS

General

American Casino & Entertainment Properties LLC, or ACEP, was formed in Delaware on December 29, 2003. ACEP owns and operates the Stratosphere Casino Hotel & Tower, or the Stratosphere, Arizona Charlie’s Decatur and Arizona Charlie’s Boulder in Las Vegas, Nevada, and the Aquarius Casino Resort, or the Aquarius, in Laughlin, Nevada.

On April 22, 2007, American Entertainment Properties Corp., or AEP, our former direct parent, entered into a Membership Interest Purchase Agreement, or the Agreement, with W2007/ACEP Holdings, LLC, or Holdings, an affiliate of Whitehall Street Global Real Estate Limited Partnership 2007 and Whitehall Parallel Global Real Estate Limited Partnership 2007, collectively Whitehall 2007, funds affiliated with Goldman, Sachs & Co., to sell all of our issued and outstanding membership interests to Holdings, for approximately $1.3 billion. Pursuant to the Assignment and Assumption Agreement, dated December 4, 2007, between Holdings and W2007/ACEP Managers Voteco, LLC, or Voteco, Holdings assigned all of its rights, obligations and interests under the Agreement to Voteco. The acquisition, or the Acquisition, closed at a purchase price of $1.2 billion on February 20, 2008.

On January 24, 2008, the Nevada Gaming Commission issued an order of registration of ACEP as constituted after the consummation of the Acquisition. The order (1) prohibits Voteco or Holdings, or their respective affiliates, from selling, assigning, transferring, pledging or otherwise disposing of our membership interests or any other security convertible into or exchangeable for our class A membership interests, or Class A Interests, or our class B membership interests, or Class B Interests, without the prior approval of the Nevada Gaming Commission, (2) prohibits the direct or indirect members of Voteco from selling, assigning, transferring, pledging or otherwise disposing of any direct or indirect membership interest in Voteco without the prior administrative approval of the Chairman of the Nevada State Gaming Control Board or his designee, and (3) prohibits ACEP from declaring cash dividends or distributions on any class of membership interest of ACEP beneficially owned in whole or in part by Holdings or Voteco, or their respective affiliates, without the prior approval of the Nevada Gaming Commission.

On February 20, 2008, ACEP issued and sold 100% of our Class B Interests to Holdings for approximately $200.1 million. Except as otherwise expressly required by law, holders of our Class B Interests have no voting rights.

On February 20, 2008, upon the consummation of the closing of the Acquisition, ACEP, Voteco and Holdings entered into an Amended and Restated Limited Liability Company Agreement of ACEP, or the Amended Operating Agreement.

On February 20, 2008, in connection with the closing of the Acquisition, each member of Voteco, Holdings and Voteco entered into a Transfer Restriction Agreement. The Transfer Restriction Agreements provides, among other things, that:

•	Holdings has the right to acquire Class A Interests from Voteco on each occasion that Class B Interests held by Holdings would be transferred to a proposed purchaser who, in connection with such proposed sale, has obtained all licenses, permits, registrations, authorizations, consents, waivers, orders, findings of suitability or other approvals required to be obtained from, and has made all findings, notices or declarations required to be made with, all gaming authorities under all applicable gaming laws,

•	A specific purchase price, as determined in accordance with the Transfer Restriction Agreement, will be paid to acquire the Class A Interests from Voteco, and

•	Voteco will not transfer ownership of Class A Interests owned by it except pursuant to such option of Holdings.

Pursuant to the Amended Operating Agreement, holders of Class A Interests are entitled to one vote per interest in all matters to be voted on by our voting members. Except as otherwise expressly required by law, holders of Class B Interests have no right to vote on any matters to be voted on by our members. Holders of Class A Interests and Class B Interests have no preemptive rights, no other rights to subscribe for additional interests, no conversion rights and no redemption rights, do not benefit from any sinking fund, and do not have any preferential rights upon a liquidation.

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Upon consummation of the Acquisition, Voteco acquired control of ACEP from our previous direct parent, which sold all the issued and outstanding membership interests of ACEP to Voteco pursuant to the membership interest purchase agreement. The membership interests of ACEP acquired by Voteco were redeemed and canceled pursuant to the terms of the Amended Operating Agreement entered into by ACEP, Voteco and Holdings upon the consummation of the Acquisition. Voteco acquired 100% of our voting securities by purchasing 100% of our newly issued Class A Interests in exchange for consideration in the amount of $30. The source of funds used by Voteco to purchase the Class A Interests were contributions of capital made to Voteco by each of its three members. Each of the members of Voteco is party to the Transfer Restriction Agreement.

Certain of our wholly owned indirect subsidiaries obtained term loans in an aggregate amount of approximately $1.1 billion from Goldman Sachs Mortgage Company, or GSMC, pursuant to certain mortgage and mezzanine loan agreements, collectively the Goldman Term Loans. The Goldman Term Loans had an initial term of two years with two one-year extension options and a blended annual interest rate of LIBOR plus 3.00% during the initial term and LIBOR plus 3.25% during any extension term. As a condition of the Goldman Term Loans, we were required to maintain a cash management account where we deposited all cash revenues. In addition, the Goldman Term Loans contained important affirmative and negative financial covenants customary for loans of this nature.

On June 25, 2009, ACEP and GSMC closed the restructuring of the Goldman Term Loans. In connection with the restructuring, (i) Whitehall 2007 invested $200 million of new capital, $165 million of which was paid to Holdings and used to repay a portion of the Goldman Term Loans and $35 million of which was contributed in cash to ACEP, (ii) ACEP and certain of its wholly-owned indirect subsidiaries entered into a new loan agreement with GSMC evidencing a five-year term loan with an aggregate principal amount of $350 million, or the 2014 Term Loans, (iii) Holdings agreed to issue to an affiliate of GSMC a 22% interest in Holdings upon receipt of necessary gaming approvals and (iv) GSMC agreed to terminate the Goldman Term Loans.

On August 14, 2009, ACEP and ACEP Finance Corp., a wholly-owned subsidiary of ACEP, collectively the

Issuers, issued $375 million aggregate principal amount of 11% Senior Secured Notes due 2014, or the 11% Senior Secured Notes. The 11% Senior Secured Notes were issued pursuant to an indenture, dated as of August 14, 2009, or, the Indenture, among the Issuers, all of the then existing subsidiaries of ACEP other than ACEP Finance Corp., as guarantors, or the Guarantors, and The Bank of New York Mellon, as trustee. The 11% Senior Secured Notes mature on June 15, 2014. The 11% Senior Secured Notes bear interest at a rate of 11% per annum. Interest on the 11% Senior Secured Notes is computed on the basis of a 360-day year composed of twelve 30-day months and is payable semi-annually on June 15 and December 15 of each year, beginning on December 15, 2009.

The obligations under the 11% Senior Secured Notes are jointly, severally and unconditionally guaranteed, or the Guarantees, by all of the subsidiaries of ACEP other than ACEP Finance Corp. and will be so guaranteed by any future domestic subsidiaries of ACEP, subject to certain exceptions. The gross proceeds from the issuance of the 11% Senior Secured Notes, approximately $311.3 million, were used to repay a portion of the then outstanding balance of the 2014 Term Loans. Upon such payment, the remaining balance, or approximately $38.8 million of the 2014 Term Loans, was forgiven by GSMC.

On February 23, 2010, the Issuers completed a United States Securities and Exchange Commission, or SEC, registered exchange offer in which the Issuers issued approximately $374.9 million aggregate principal amount of their SEC-registered 11% Senior Secured Notes due 2014, or the SEC-Registered Notes, in exchange for $374.9 million of their outstanding, unregistered 11% Senior Secured Notes. The SEC-Registered Notes have substantially identical terms to the 11% Senior Secured Notes, except that the SEC-Registered Notes are registered under the Securities Act of 1933, as amended, or the Securities Act, and there are certain differences relating to transfer restrictions, registration rights, and payment of additional interest in case of non-registration. The SEC-Registered Notes and the 11% Senior Secured Notes are collectively referred to herein as the 11% Senior Secured Notes.

Our executive offices are located at 2000 Las Vegas Boulevard South, Las Vegas, Nevada 89104 and our telephone number is (702) 380-7777.

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Cautionary Statement Pursuant to the U.S. Private Securities Litigation Reform Act of 1995

We have included or incorporated by reference in this Annual Report on Form 10-K, and from time to time our management may make, statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts but instead represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside our control. These statements include statements other than historical information or statements of current condition and may relate to our future plans and objectives and results, among other things, as well as statements about the objectives and effectiveness of our risk management policies, statements about trends in or growth opportunities for our businesses, and statements about our future status, activities or regulation by the Nevada Gaming Commission and the Nevada State Gaming Control Board. By identifying these statements for you in this manner, we are alerting you to the possibility that our actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Important factors that could cause our actual results and financial condition to differ from those indicated in the forward-looking statements include, among others, those discussed below and under “Risk Factors” in Part I, Item 1A of this Annual Report on Form 10-K.

Summary

As used in this Annual Report on Form 10-K, the terms ‘‘ACEP’’, ‘‘we’’, ‘‘our’’, ‘‘ours’’ and ‘‘us’’ refer to American Casino & Entertainment Properties LLC, or ACEP, or the Company, unless the context suggests otherwise.

Our four properties primarily target middle-market, value-oriented gaming customers. We generate a significant amount of our business from both the fly-in and drive-in markets. We are committed to providing our customers a high level of customer service. In the last few years, we have invested significant capital into targeted improvements at each of our properties. This has included making renovations to the hotel rooms and common areas at the Stratosphere, including refreshing the entrances, restrooms, restaurants, pool and gaming floor, as well as adding new attractions, such as McCall’s Heartland Grill, which opened in October 2012, and Sky Jump, which opened in 2010. We have also invested capital in making renovations at the Aquarius, including renovations to the standard rooms and suites, gaming floor, common areas and restaurants. We also opened a new premium restaurant, Ron’s Steakhouse, at Arizona Charlie’s Decatur in December 2010. We believe these improvements allow us to continue to offer high quality products to our customers and position us for revenue growth as the Las Vegas and Laughlin gaming markets recover.

Our Strengths

Diverse Gaming Portfolio

Our four gaming properties operate in three distinct Nevada gaming markets: Las Vegas Strip, Las Vegas locals and Laughlin, Nevada. Our properties attract a mix of local gaming customers and destination travelers, and we generate business from both the fly-in and drive-in markets. We believe that the diverse nature of our properties and the markets in which they operate provide a more stable revenue stream and customer base as compared to casino operators in Nevada that target only a single market.

As a Las Vegas Strip property, the Stratosphere appeals to destination travelers, with approximately 18% of identified tracked play for the year ended December 31, 2012 coming from locals, approximately 22% coming from within a 51-350 mile radius, approximately 51% coming from outside a 350 mile radius and approximately 9% whose origin is unknown. Based on estimates, it is believed that most of the unknown origin is international business.

The Arizona Charlie’s properties primarily serve local Las Vegas customers and their guests. The Arizona Charlie’s properties provide an alternative for locals who prefer a local gaming experience to the Las Vegas Strip atmosphere. For the year ended December 31, 2012, approximately 73% of tracked play comes from players within a five mile radius of each of the Arizona Charlie’s properties and approximately 96% of the tracked play came from players who live within ten miles. Arizona Charlie’s Boulder serves the locals market in the eastern metropolitan area of Las Vegas and Arizona Charlie’s Decatur serves the locals market in the heavily populated west Las Vegas area.

We believe that the Aquarius is a leader in its market. The Aquarius appeals to local Laughlin customers, but it is also positioned as an alternative value destination for customers travelling from Nevada, Arizona and Southern California. For the year ended December 31, 2012, the local market contributed 29% of the tracked play, with 51% coming from within a 51-350 mile radius and approximately 20% coming from outside a 350 mile radius.

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Lower Risk Revenue Stream

Each of our casinos emphasizes slot play, with substantially more slot machines than other games. Our marketing efforts and rewards programs target and incentivize slot play and help drive slot revenues. For the year ended December 31, 2012, slot revenues represented 85.1% of total gaming revenue, while table revenue and other revenue contributed 11.8% and 3.1%, respectively. We believe that revenue from slot play is more predictable and more stable than revenue from table game play (particularly high-end table game play) and, as a result, our revenue stream from casino play is more predictable and less volatile than that of gaming operators that rely more on high-end table game play. Our ability to create a defined hold percentage and select the denominations and types of games on our slot floor help promote the predictability of our slot play revenue.

Revenue volatility is also mitigated because we cater to middle-market customers, and we generally do not attract high-end customers. As a result, we do not issue significant amounts of credit to our customers, the need to accept discounts on losses is rare and our revenues are not tied to whether a small group of high-end customers win or lose in their wagering

Upgraded Portfolio Positioned for Market Recovery

Our capital programs are focused on renovating and improving the amenities offered at our properties with the goal of encouraging our guests to spend more time and money at our properties.

Since the current management assumed control in 2008, we have invested more than $77 million of capital in projects across the portfolio. These projects included room renovations, new restaurants, gaming floor improvements, gaming equipment upgrades and replacements, pool renovations and other capital improvements. The most significant investments have been at the Stratosphere and Aquarius, where we have spent $40.9 million and $32.7 million, respectively, since 2008. At the Stratosphere, we have focused our investments on room and casino renovations, food and beverage amenities and new attractions. At the Aquarius, we have focused our investments on renovations to the rooms and suites, gaming floor, common areas, restaurants and the pool. In addition, we also opened the premium restaurant Ron’s Steakhouse at Arizona Charlie’s Decatur in December 2010.

We believe that we have already seen benefits of this investment as noted above. At the Stratosphere, average daily room rate, or ADR increased 12.5% from 2009 to 2012 and revenue per available room, or RevPar increased 4.5% in 2012 compared to 3.6% for the broader Las Vegas market in 2012. We believe these strong results were driven by our ability to capitalize on the overall growth in visitation to Las Vegas coupled with the property improvements made by our management. At the Aquarius, RevPAR grew 21.3% from 2009 to 2012. ADR has grown year-on-year each year since 2008, and ADR was up 0.6% in 2012 as compared to 2011. This compared to the overall Laughlin market that experienced an increase in ADR of 3.4% in 2012 compared to 2011. The Aquarius has been able to achieve these positive results even as the broader Laughlin market has experienced a decline of 6.2% in the number of occupied rooms in 2012 as compared to 2011.

In addition, we also believe that the investments made are supporting a recovery in our gaming business. At the Stratosphere, gaming revenue per occupied room increased 1.9% in 2012 from 2011. Our non-gaming business is also benefiting, with food revenue per occupied room increasing 0.5% in 2012 as compared to 2011. At the Aquarius, gaming revenue performance has been resilient. During 2012, casino revenues grew 3.6% as compared to 2011. This was achieved despite gross gaming revenues in the Laughlin market declining 0.6% in 2012 as compared to 2011. A significant contributing factor to the gaming revenue performance of the Aquarius has been its ability to increase market share, with the Aquarius’ share of Laughlin slots gross revenue estimated to be up by 2.0 percentage points since 2009.

We believe that the properties are well positioned to maximize revenues from our existing customers, encourage repeat visits and increase cash flow as the market continues to recover.

Experienced Management Team

Since our acquisition in 2008 we have been managed by a team with extensive experience in gaming operations. Frank Riolo, who was named our CEO in April 2008, was formerly the CEO of the Viejas Casino. Over the four-year period that Mr. Riolo was the CEO of the Viejas Casino, EBITDA and operating margins increased significantly and measures of guest and employee satisfaction improved. Mr. Riolo led a restructuring of the Viejas Casino that involved increasing the property size while reducing the number of employees to operate more efficiently. Ned Martin, who was named our CFO in October 2008, has held senior-level positions in finance, operations and gaming development with Station Casinos, Inc., Silverton Casino, LLC and the Maloof Companies. Mssrs. Riolo and Martin are supported by property-level general managers that each have more than 20 years of experience in the gaming and hotel industries. The management team is focused on designing and executing key operating strategies to grow the revenues and profitability of the portfolio.

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Our Business Strategy

Our management team has developed a strategy that focuses on increasing the amount of time and money spent at our properties, strengthening our market position, attracting new customers, maximizing yield on existing gaming customers, and increasing productivity throughout the portfolio.

Provide a Value-Oriented Experience

We cater to middle-market gaming customers by offering, in each of our properties, a value-oriented experience that provides competitive odds in our casinos, quality rooms in our hotels, high-quality dining facilities and, at the Stratosphere and the Aquarius, competitive, value-oriented entertainment attractions.

Our properties are well positioned to provide a high quality experience to customers. At the Stratosphere and Aquarius, we provide value-oriented entertainment. At the Arizona Charlie’s locations, we offer competitive payout ratios on our slot and video poker machines.

The mix of slot play product is regularly modified to maximize revenues while also providing customers with the most current and popular games available. In addition, our ace|PLAY program enables customers to earn rewards, further encouraging frequent visits by our customers.

Delivering a High Level of Customer Service

Our employees participate in regular customer service training programs. We routinely conduct comprehensive customer surveys at all of our properties, and we pursue a process of continuous improvement at our properties based on the information gathered from our customer satisfaction surveys. We believe the value we offer our customers, together with a strong focus on customer service, will enable us to continue to attract customers to our properties.

Position Our Properties to Better Target Their Respective Markets

Our management team continues to focus on improving our existing facilities, customer service, and positioning each property to target its respective market. We deploy capital strategically into value-enhancing projects to help increase the amount of time and money spent at our properties and to attract new customers. We continue to focus on rationalizing our marketing by focusing on customer reinvestment rates and working to maximize yield on existing customers. Our strategy for each property is summarized below:

Stratosphere

We seek to position the Stratosphere as the property of choice in the middle-market segment on the Las Vegas Strip. Our key objectives are to attract customers to the Stratosphere with a high propensity to gamble, and once they are at the Stratosphere, to increase the length of stay and the amount of time and money they spend at the property. To achieve these objectives, we have invested in targeted improvements to the hotel rooms and common areas, including the entrances, restrooms, restaurants, pool and gaming floor, as well as adding new attractions, such as Sky Jump, which opened in 2010.

Arizona Charlie’s Properties

At our Arizona Charlie’s properties, we are focused on maintaining market share and customer loyalty in the local Las Vegas market while preserving discipline in our promotional incentives. We use targeted promotional initiatives as part of our rewards program and we believe that these initiatives will help us increase player spend and differentiate the properties from their competitors. We also invest capital in projects to maintain the overall appeal of the properties.

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Aquarius

We are focused on positioning the Aquarius as the high-end gaming venue in Laughlin and increasing market share and cash flow. We work to rationalize our marketing expense and player reinvestment rates in order to increase yield on gaming customers. We believe that the recent renovations of the hotel rooms, the gaming floor and the pool area will attract both tourists and locals, helping us to increase cash flow and increase or maintain our average daily room rate.

Our Gaming and Entertainment Properties

Stratosphere, Casino Hotel & Tower:  Our largest property is the Stratosphere, a gaming and entertainment complex that comprises the Stratosphere Tower, a hotel, a casino and a retail center. The Stratosphere is located on approximately 34 acres of land at the northern end of the Las Vegas Strip, of which approximately 17 acres have been developed.

The Stratosphere offers the tallest free-standing observation tower in the United States and, at 1,149 feet, is the tallest building west of the Mississippi River and a well-recognized landmark in Las Vegas. The Stratosphere Tower boasts amenities including an award-winning, 336-seat revolving restaurant with unparalleled views of Las Vegas, known as the Top of the World, the highest indoor/outdoor observation deck in Las Vegas, and the highest amusement rides in the world, including Sky Jump Las Vegas. The Stratosphere Tower also has a bar overlooking the Las Vegas Strip and a 156-seat cocktail lounge inside Top of the World, a wedding chapel and an event space.

As of December 31, 2012, the Stratosphere’s casino contained approximately 80,000 square feet of gaming space, with approximately 953 slot machines, 44 table games, a 16-table poker room and a race and sports book. The Stratosphere’s hotel has a total of 2,427 rooms, including 909 rooms that were renovated at the end of 2010 and 133 suites.

The retail center, located on the second floor of the building, occupies approximately 150,000 square feet of developed retail space and approximately 80,000 square feet of undeveloped space. Adjacent to the retail center is a 550-seat music venue that is currently home to Frankie Moreno Live at Stratosphere, and our newest show PIN-UP, featuring Claire Sinclair, 2011 Playboy’s Playmate of the Year and Bettie Page Clothing model in a high energy, original show. Both shows are designed to appeal to our value-oriented Las Vegas visitors. In addition, there are also a number of dining venues available including our newest restaurant McCall’s Heartland Grill, which opened in late October 2012 and has received critical acclaim from numerous Las Vegas publications, Fellini’s Ristorante®, McDonald’s®, El Nopal®, Chicago Hot Dog®, Tower Pizzeria®, Starbucks® and Roxy’s Diner.

We believe that the distinctive amenities of the Stratosphere, together with our dedication to providing a quality, value-oriented experience, have significantly contributed to our ability to maintain relatively high occupancy and visitor levels and enhanced the Stratosphere’s competitive position with respect to other operators targeting middle-market visitors to Las Vegas.

Arizona Charlie’s Decatur:  Arizona Charlie’s Decatur is a full-service casino and hotel geared toward residents of Las Vegas and the surrounding communities. Arizona Charlie’s Decatur is located on approximately seven acres of land approximately four miles west of the Las Vegas Strip in the heavily populated west Las Vegas area. The property is easily accessible from Route 95, a major highway in Las Vegas.

As of December 31, 2012, the casino at Arizona Charlie’s Decatur contained approximately 55,200 square feet of gaming space with 1,138 slot machines, 12 table games, a bingo parlor, a keno lounge, a race and sports book and a poker lounge. Arizona Charlie’s Decatur emphasizes slot play because it is popular with local players and generates high volumes of play and, as a result, Arizona Charlie’s Decatur derives a significant proportion of its revenue from the casino. Most table games at Arizona Charlie’s Decatur are devoted to double-deck, hand-dealt blackjack play. As of December 31, 2012, the hotel at Arizona Charlie’s Decatur has 258 rooms, including nine suites. Arizona Charlie’s Decatur has three restaurants, including its new premium restaurant, Ron’s Steakhouse, which opened in December 2010. In addition, Arizona Charlie’s Decatur has a Subway® and a Noble Roman’s Pizza®. Arizona Charlie’s Decatur also has one bar in the bingo area and three bars in the casino area, one of which includes a lounge with live entertainment nightly.

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We have invested $1.7 million to improve Arizona Charlie’s Decatur for the year ended December 31, 2012.

Arizona Charlie’s Boulder:  Arizona Charlie’s Boulder is a full-service casino, hotel and recreational vehicle, or RV Park, geared toward residents of Las Vegas and the surrounding communities. Arizona Charlie’s Boulder is situated on approximately 24 acres of land located on Boulder Highway, in an established retail and residential neighborhood in the eastern metropolitan area of Las Vegas. The property is easily accessible from I-515, the most heavily traveled east/west highway in Las Vegas.

As of December 31, 2012, the casino at Arizona Charlie’s Boulder contained approximately 47,500 square feet of gaming space with 907 slot machines, 10 table games, a bingo parlor and a race and sports book. Arizona Charlie’s Boulder targets local slot players and, as a result, a significant proportion of its revenue is derived from the casino. As of December 31, 2012, the hotel at Arizona Charlie’s Boulder has 303 rooms, including 219 suites. Arizona Charlie’s Boulder has four restaurants and three bars in the casino area.

Arizona Charlie’s Boulder also has an RV park. The RV park is one of the largest short-term RV parks on the Boulder Strip with 30 to70-foot pull through stations and over 200 spaces. The RV park offers nightly, weekly and monthly rates and a range of services, including laundry facilities, game and exercise rooms, a swimming pool, a whirlpool, shower facilities and WiFi access.

Hotel customers for Arizona Charlie’s Decatur and Boulder include local residents and their out-of-town guests, as well as those business and leisure travelers who, because of location or cost considerations, choose not to stay on the Las Vegas Strip or at other hotels in Las Vegas.

Aquarius Casino Resort:  The Aquarius is a tourist, as well as locals, oriented gaming and entertainment destination property. The Aquarius is located on approximately 18 acres of land next to the Colorado River in Laughlin, Nevada. In 2008, we completed a $54.0 million capital improvement program for the Aquarius. Completed capital improvements to the Aquarius include renovations to the casino and common areas, new slot machines, new signage, and renovations to our suites as well as our standard rooms.

As of December 31, 2012, the casino at Aquarius contained approximately 57,000 square feet of gaming space with approximately 1,235 slot machines, 38 table games and a race and sports book.

The Aquarius is the largest hotel by number of rooms in Laughlin, Nevada, with 1,907 hotel rooms, including 90 suites, in two 18-story towers. Hotel amenities include: an outdoor pool; lighted tennis courts; and three restaurants that we own: the Vineyard, which is designed for fine dining, the Windows on the River Buffet, and Café Aquarius, a 24 hour diner. The Aquarius has four nationally recognized leased restaurants: Outback Steakhouse®, Subway®, McDonalds®, and Panda Express®. Additionally, the Aquarius operated a Starbucks® under license. The license agreement expired on February 28, 2013 and was not renewed. The space is being converted into a new coffee and wine bar owned by us, which should be open in the second quarter of 2013. The Aquarius also has three bars providing retail drinks and video poker to casino customers.

The Aquarius contains approximately 35,000 square feet of meeting space, with approximately 19,300 square feet devoted to a pavilion which can accommodate up to 2,100 guests. The property also has a club that is situated on the first floor adjacent to the casino and can accommodate up to 300 guests. The outdoor amphitheater hosts headliner concerts and can accommodate up to 3,300 guests. In addition to meeting rooms, the facility offers a wedding chapel with a wide variety of ceremony packages.

Marketing Strategy

We market our properties to both the tourist and local resident markets. The primary market for the Stratosphere is the middle-market, value-oriented Las Vegas visitor. Both Arizona Charlie’s Decatur and Arizona Charlie’s Boulder cater to the local Las Vegas resident market. The Aquarius targets the middle to high-end visitor to Laughlin, Nevada and local residents. Our advertising and promotional campaigns are designed to retain visitors and guests at our properties.

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Our strategy is to provide value to our customers through pricing, competitive gaming odds and attentive customer service. We tailor our selection of slot machines to our targeted customer’s expectation and our casinos feature diverse video poker machines and table games with attractive odds.

ace|PLAY is our cross property player rewards program which we utilize to attract and retain customers. This program allows players to accumulate points and comp dollars, which can be exchanged for cash or complimentary goods and services, at our properties, regardless of where the points and comp dollars were earned. We believe our ace|PLAY player rewards program is competitive in our respective markets.

We use our database technology to support the marketing of our product offerings through direct mail, e-mail and telemarketing programs. We also use print, billboards, radio, television, internet advertising, and social networking to promote our properties and target our customers.

In the Las Vegas tourist market, we primarily target middle-market customers who desire value in their gaming, lodging, dining and entertainment experiences. We emphasize the Stratosphere as a destination property for visitors to Las Vegas by offering an attractive experience for the value minded customer. The Stratosphere utilizes the unique amenities of its tower to attract visitors. Gaming products, hotel rooms, entertainment and food and beverage products are priced to appeal to the value-conscious middle-market Las Vegas visitor. The Top of the World, our gourmet restaurant located at the top of the Stratosphere Tower, however, caters to higher-end customers.

In the Las Vegas local market, we strive to deliver value to our gaming customers at our Arizona Charlie’s locations by offering payout ratios on our slot and video poker machines that we believe are among the highest payout ratios in Las Vegas. Arizona Charlie’s Decatur and Arizona Charlie’s Boulder market their hotels and casinos primarily to local residents of Las Vegas and the surrounding communities. We believe that the properties’ pricing and gaming odds make them two of the best values in the gaming industry and that their gaming products, hotel rooms, restaurants and other amenities attract local customers in search of reasonable prices, boutique casinos and more attentive service.

The Laughlin market is a value-oriented destination for travelers seeking an alternative to the fast-paced Las Vegas experience. The Aquarius targets the mid to high end customer by providing a breadth of amenities, updated facilities, and outstanding customer service at a great value.

We believe that our Las Vegas and Laughlin management teams have positioned each of our properties to target their respective markets by expanding and improving our existing facilities and focusing on customer service.

Trademarks

We regard our trademarks, service marks, trade names and similar intellectual property as important to our success. We rely on a combination of laws and contractual restrictions with our employees, customers and others to establish and protect our proprietary rights. We have registered a large number of trademarks and service marks in the United States, including the names of our hotels and casinos. We use certain other trademarks, trade names, service marks and similar intellectual property owned by third parties in our business.

Seasonality

Generally, our Las Vegas gaming and entertainment properties are not materially affected by seasonal trends. However, our Laughlin gaming and entertainment property tends to have increased customer flow from mid-January through April.

Casino Credit

We extend credit on a discretionary basis to qualified customers. We maintain strong controls over the extension of credit and evaluate each individual patron’s creditworthiness before extending credit. We pursue collections by appropriate means, including legal proceedings when necessary. Historically, our casino credit is less than 9% of all table games wagering.

Competition

The hotel and casino industry in general, and the markets in which we compete in particular, are highly competitive. The Las Vegas market includes many world-class destination resorts, with numerous tourist attractions. Many Las Vegas hotel and casino resorts are themselves tourist attractions. Each of these resorts competes with us in our ability to attract visitors to the Stratosphere. The Stratosphere’s hotel and food and beverage operations compete directly with other properties targeting the value-oriented, middle-market Las Vegas visitor. The Stratosphere competes with other hotels and casinos on the Las Vegas Strip based on a mix of casino games, personal service, payout ratios, location, price of hotel rooms, restaurant value and promotions.

Arizona Charlie’s Decatur and Arizona Charlie’s Boulder compete primarily with other Las Vegas hotels and casinos for local customers. The Arizona Charlie’s properties compete with other casinos in the Las Vegas metropolitan area based on a mix of casino games, personal service, payout ratios, location, and price of hotel rooms, restaurant value, and promotions.

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The Aquarius competes primarily with other Laughlin hotels and casinos located along the Colorado River. From a competitive standpoint, we believe that the Aquarius is the largest hotel in Laughlin based on the number of available rooms and we believe that the Aquarius casino has the second largest number of slot machines of its competitors. The Aquarius competes with other hotels and casinos in Laughlin based on a mix of casino games, personal service, payout ratios, price of hotel rooms, restaurant value and promotions.

The Las Vegas and Laughlin Markets

All of our properties are located in the Las Vegas and Laughlin, Nevada markets. Accordingly, our results of operations are driven by economic conditions in these markets.

Las Vegas is one of the largest entertainment markets in the country. We believe that Las Vegas hotel occupancy rates are among the highest of any major market in the United States. We believe that the Las Vegas gaming market has two distinct sub-segments: the tourist market, which tends to be concentrated on the Las Vegas Strip and Downtown Las Vegas, and the local market, which includes the surrounding Las Vegas area.

According to the Las Vegas Convention and Visitors Authority, or LVCVA, the number of visitors traveling to Las Vegas has increased over the last ten years from 35.0 million visitors in 2001 to 39.7 million visitors in 2012. The number of hotel and motel rooms in Las Vegas has increased from 126,787 at the end of 2002 to 150,481 at the end of 2012, giving Las Vegas the most hotel and motel rooms of any metropolitan area in the world. Despite this significant increase in the supply of rooms, the Las Vegas hotel occupancy rate exceeded 88% for each of the years from 1999 through 2008. Even though hotel occupancy increased from 86.9% for 2011 to 87.4% for 2012, it is still well below the peak of 94.0% in 2007.

Las Vegas saw an increase in tourism in 2012 according to the LVCVA as visitor volume was approximately 39.7 million people in 2012, up 2% from approximately 38.9 million in 2011. Along with the increase in visitors, the hotel ADR increased by 2.8% in 2012 compared to the prior year.

Las Vegas Strip gaming revenues have grown as Las Vegas visitations and hotel room counts have grown. Between 2002 and 2012, gaming revenues on the Las Vegas Strip experienced a compound annual growth of 2.9%. Gaming revenues for 2012 totaled approximately $6.2 billion, a 2.3% increase from 2011. As was the case in 2011, baccarat play, which is favored by high-end international guests, was a significant contributor to gaming revenue growth on the Las Vegas Strip in 2012. Our properties do not target the baccarat player.

According to the LVCVA, Las Vegas has been the United States’ top-ranked destination for trade shows for the last ten years. The number of trade show and convention attendees in Las Vegas decreased from approximately 5.1 million in 2002 to 4.9 million in 2012. Convention attendance increased 1.6% during 2012 compared to 2011 and has increased 10% compared to 2009.

We believe that the growth in the Las Vegas tourist market has been enhanced by a dedicated program of the LVCVA and major Las Vegas hotels to promote Las Vegas as an exciting vacation and convention site, the increased capacity of McCarran International Airport and the introduction of large, themed destination resorts in Las Vegas.

Nevada has enjoyed strong population growth that includes an increasing number of retirees and other active gaming customers. A majority of Nevada’s growth has occurred in Las Vegas, which is located in Clark County. The population of Clark County has grown from 1,584,944 in 2002 to an estimated 1,988,492 in 2012, a compound annual growth rate of 25.4%. In comparison, the United States population increased at a compound annual growth rate of 0.8% during this period. From 2011 to 2012, it is estimated that Las Vegas experienced a 0.9% increase in population.

The Laughlin area economy is primarily dependent on the gaming and tourism industry. Visitor volume and occupancy rates have declined on an annual basis over the past several years while the number of hotel rooms has remained fairly constant. The declining trend in these primary indicators began in 1994 after nearly 10 years of economic growth in the area’s primary industry. The Laughlin gaming market consists of approximately 10,333 rooms and its gaming revenue for 2012 was $462 million, down 0.6% from 2011.

Regulation and Licensing

Introduction

The ownership and operation of casino gaming facilities in the State of Nevada are subject to the Nevada Gaming Control Act and the regulations made under such Act, as well as various local ordinances. The gaming operations of our casinos are subject to the licensing and regulatory control of the Nevada Gaming Commission and the Nevada State Gaming Control Board. Our casinos’ operations are also subject to regulation by the Clark County Liquor and Gaming Licensing Board and the City of Las Vegas. These agencies are referred to herein collectively as the Nevada Gaming Authorities.

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Our subsidiaries that operate casinos are licensed by the Nevada Gaming Authorities as limited liability company licensees, which we refer to herein as company licensees. Under their gaming licenses, company licensees are required to pay periodic fees and taxes. The gaming licenses are not transferable.

To date, our company licensees have obtained all gaming licenses necessary for the operation of their existing gaming operations; however, gaming licenses and related approvals are privileges under Nevada law, and we cannot assure you that any new gaming license or related approvals that may be required in the future will be granted, or that any existing gaming licenses or related approvals will not be limited, conditioned, suspended, revoked or renewed.

Registration Requirements

On September 20, 2012, the Nevada Gaming Commission issued a Fourth Revised Order of Registration of ACEP as a publicly traded company, which we refer to herein as a registered company for purposes of the Nevada Gaming Control Act. The order restates the provisions of the Third Revised Order of Registration entered on May 19, 2011, which (1) prohibits Holdings from selling, assigning, transferring, pledging or otherwise disposing of any direct or indirect interest in our membership interests or any other security convertible into or exchangeable into our Class B Interests, without the prior approval of the Nevada Gaming Commission, (2) prohibits the members of Voteco from selling, assigning, transferring, pledging or otherwise disposing of any direct or indirect membership interest in Voteco without the prior approval of the Commission, (3) prohibits Strat Hotel Investor, L.P., Whitehall Parallel Global Real Estate Limited Partnership 2007, MLQ Stratosphere, LLC and W2007 Finance Sub, LLC from selling, assigning, transferring, pledging or otherwise disposing of any direct or indirect membership interest in W2007/ACEP Holdings or any other security that is convertible or exchangeable into a membership interest in Holdings without the prior approval of the Nevada Gaming Commission, and (4) prohibits ACEP, Voteco, Holdings, Strat Hotel Investor, L.P., MLQ Stratosphere, LLC or W2007 Finance Sub, LLC, without the prior approval of the Nevada Gaming Commission, from declaring cash dividends or distributions on any class of their securities to any person who has not been licensed or found suitable by the Nevada Gaming Commission, provided, however, that any of the foregoing entities may, with the prior approval of the Chairman of the Nevada State Gaming Control Board, pay dividends and make distributions to its direct or indirect equity owners who have not been licensed or found suitable by the Nevada Gaming Commission for the purpose of defraying tax liabilities and tax-related expenses of such direct or indirect equity owners that arise directly out of such direct or indirect ownership interest.

The Fourth Revised Order of Registration also licensed ACEP as sole member of ACEP Management, LLC and ACEP Interactive, LLC; licensed ACEP Management, LLC as a key executive of ACEP Interactive, LLC and approved ACEP Management, LLC to receive a percentage of gaming revenue from ACEP Interactive, LLC. The statutory provisions which govern interactive gaming in Nevada provide, however, that a license to operate interstate interactive gaming does not become effective until: (i) a federal law authorizing the specific type of interactive gaming for which the license was granted is enacted; or (ii) the United States Department of Justice notifies the Nevada Gaming Control Board or the Nevada Gaming Commission in writing that it is permissible under federal law to operate the specific type of interactive gaming for which the license was granted. The license received by ACEP Interactive, LLC, currently authorizes only intrastate interactive gaming as defined in Nevada law to mean the conduct of gambling games through the use of communications technology that allows a person, utilizing money, checks, electronic checks, electronic transfers of money, credit cards, debit cards or any other instrumentality, to transmit to a computer information to assist in the placing of a bet or wager and corresponding information related to the display of the game, game outcomes or other similar information,” including, without limitation, “Internet poker” but excluding “the operation of a race book or sports pool that uses communications technology approved by the Board pursuant to regulations adopted by the Commission to accept wagers originating within this state for races, or sporting events or other events.”

ACEP has been registered with the Nevada Gaming Commission as a publicly traded corporation, found suitable by the Nevada Gaming Commission as the manager of Charlie’s Holding LLC, and to own the equity interests of Stratosphere LLC, Charlie’s Holding and Aquarius Gaming LLC, each of which is a company licensee. Voteco has been registered as a holding company and found suitable by the Nevada Gaming Commission as the sole owner of our voting securities. Charlie’s Holding has been registered as an intermediary and has been found suitable by the Nevada Gaming Commission to own the equity securities of its licensed subsidiaries, Arizona Charlie's, LLC and Fresca, LLC. Stratosphere LLC has been registered as an intermediary company and has been found suitable to own the equity securities of Stratosphere Gaming LLC, a company licensee, as its sole member.

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Periodically, we are required to submit detailed financial and operating reports to the Nevada Gaming Commission and to provide any other information that the Nevada Gaming Commission may require. Substantially all of our material loans, leases, sales of securities and similar financing transactions must be reported to, or approved by, the Nevada Gaming Commission.

Policy Concerns of Gaming Laws

The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy. These public policy concerns include, among other things:

•	preventing unsavory or unsuitable persons from being directly or indirectly involved with gaming at any time or in any capacity;

•	establishing and maintaining responsible accounting practices and procedures;

•	maintaining effective controls over the financial practices of licensees, including establishing minimum procedures for internal fiscal affairs, safeguarding assets and revenue, providing reliable recordkeeping and requiring the filing of periodic reports with the Nevada Gaming Authorities;

•	preventing cheating and fraudulent practices; and

•	providing a source of state and local revenue through taxation and licensing fees.

Changes in these laws, regulations and procedures could have significant negative effects on our gaming operations and our financial condition and results of operations.

Individual Licensing Requirements

All stockholders, members and limited partners with a 5 percent or less ownership interest in a corporate, limited liability company or limited partnership licensee (other than such an entity as is publicly traded and registered with the Nevada Gaming Commission), must register in that capacity with the Nevada Gaming Control Board and affirmatively state in writing that they submit to the board’s jurisdiction. Such registration must be made on forms prescribed by the chairman. A member who is required to be registered by this section shall apply for registration within 30 days after the member obtains an ownership interest of 5 percent or less in a limited-liability company licensee. No person, other than an institutional investor, may acquire more than 5 percent of the ownership interests in a corporate, limited liability company or limited partnership licensee, or receive any percentage of the profits of, a non-publicly traded holding or intermediary company or company licensee, without first obtaining licenses and approvals from the Nevada Gaming Authorities.

The Nevada Gaming Authorities may investigate any individual who has a material relationship to or material involvement with our gaming operations to determine whether the individual is suitable or should be licensed as a business associate of a gaming licensee. Key employees of a company licensee may also be required to file such applications.

Under certain circumstances, an “institutional investor,” as defined in the Nevada Gaming Control Act, that intends to acquire any security issued by a corporate, limited liability company or limited partnership licensee or a holding company (which, in any such case, is not publicly traded), may apply to the Nevada Gaming Control Board and the Nevada Gaming Commission for a waiver of the otherwise applicable requirements for licensing or a finding of suitability if such institutional investor intends to and does hold the securities for investment purposes only. An institutional investor is not eligible to receive or hold a waiver if the institutional investor will own, directly or indirectly, more than 15 percent of the securities of the licensee or a holding company on a fully diluted basis where any such securities are to be acquired other than through a debt restructuring. Securities acquired before a debt restructuring and retained after a debt restructuring or as a result of an exchange, exercise or conversion, after a debt restructuring, of any securities issued to an institutional investor through a debt restructuring, are deemed to have been acquired through a debt restructuring. Such a waiver is effective only as long as the institutional investor’s direct or indirect ownership interest in such securities meets the limitations set forth above. An institutional investor is not deemed to hold a security issued by a corporate, limited partnership of limited liability company licensee or a holding company for investment purposes only unless the securities will be acquired and held in the ordinary course of business as an institutional investor and do not, directly or indirectly, allow the institutional investor to vote for the election of members of the board of directors, for the election of a general partner or the appointment of a manager, as the case may be, or to cause any change in the organic documents, management, policies or operations of the licensee or the holding company, or cause any other action which the commission finds to be inconsistent with investment purposes only. The following activities are not deemed to be inconsistent with holding securities for investment purposes only:

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(a) Serving as a member of any committee of creditors or security holders in connection with debt restructuring;

(b) Nominating any candidate for election or appointment to a board of directors or the equivalent in connection with a debt restructuring;

(c) Making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in management, policies or operations; and

(d) Such other activities as the commission may determine to be consistent with such investment intent.

The Nevada Gaming Authorities may deny an application for licensing for any cause which they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. An applicant for licensing or an applicant for a finding of suitability must pay or must cause to be paid all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities and, in addition to their authority to deny an application for a finding of suitability or licensing, the Nevada Gaming Authorities have the jurisdiction to disapprove a change in a corporate position.

If the Nevada Gaming Authorities were to find an equity or debt security holder, officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with us, we would have to sever all relationships with that person. In addition, the Nevada Gaming Commission may require us to terminate the employment of any person who refuses to timely file appropriate applications. Determinations of suitability or questions pertaining to licensing are not subject to judicial review in Nevada.

Consequences of Violating Gaming Laws

If the Nevada Gaming Commission decides that we have violated the Nevada Gaming Control Act or any of its regulations, it could limit, condition, suspend or revoke our registrations and gaming licenses. In addition, we, and the persons involved, could be subject to substantial fines for each separate violation of the Nevada Gaming Control Act, or of the regulations of the Nevada Gaming Commission, at the discretion of the Nevada Gaming Commission. Further, the Nevada Gaming Commission could seek the appointment of a supervisor to conduct the operations of our casinos and, under specified circumstances, earnings generated during the supervisor’s appointment, except for the reasonable rental value of the premises, could be forfeited to the State of Nevada. Limitation, conditioning or suspension of any of our gaming licenses and the appointment of a supervisor could, and revocation of any gaming license would, have a significant negative effect on our gaming operations.

Review and Approval of Transactions

Substantially all material loans, leases, sales of securities and similar financing transactions by us and our subsidiaries must be reported to, or approved by, the Nevada Gaming Authorities.

Requirements for Equity Security Holders of Publicly Traded Entities

Regardless of the number of equity interests held, any beneficial holder of a registered company's voting or non-voting securities may be required to file an application, be investigated and have that person’s suitability as a beneficial holder of voting or non-voting securities determined if the Nevada Gaming Commission has reason to believe that the ownership would otherwise be inconsistent with the declared policies of the State of Nevada. If the beneficial holder of the voting or non-voting securities who must be found suitable is a corporation, partnership, limited partnership, limited liability company or trust, it must submit detailed business and financial information, including a list of its beneficial owners. The applicant must pay all costs of the investigation incurred by the Nevada Gaming Authorities in conducting any investigation.

The Nevada Gaming Control Act requires any person who acquires more than 5% of the voting securities of a registered company to report the acquisition to the Nevada Gaming Commission. The Nevada Gaming Control Act requires beneficial owners of more than 10% of a registered company’s voting securities to apply to the Nevada Gaming Commission for a finding of suitability within 30 days after the Chairman of the Nevada State Gaming Control Board mails the written notice requiring such filing. Under certain circumstances, an “institutional investor,” as defined in the Nevada Gaming Control Act, which acquires more than 10%, but not more than 25%, of the registered company’s voting securities may apply to the Nevada Gaming Commission for a waiver of a finding of suitability if the institutional investor holds the voting securities for investment purposes only. In certain circumstances, an institutional investor that has obtained a waiver can own up to 29% of a registered company’s voting securities if such additional ownership results from a stock repurchase program conducted by the publicly traded corporation and upon the condition that the institutional investor does not purchase or otherwise acquire any additional voting securities of the publicly traded corporation that would result in an increase in the institutional investor’s ownership percentage. An institutional investor will not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors of the registered company, a change in the corporate charter, bylaws, management, policies or operations of the publicly traded registered company, or any of its gaming affiliates, or any other action which the Nevada Gaming Commission finds to be inconsistent with holding the registered company’s voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include:

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•	voting on all matters voted on by stockholders or interest holders;

•	making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and

•	other activities that the Nevada Gaming Commission may determine to be consistent with such investment intent.

A registered company is required to maintain a current stock ledger in Nevada, which may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make the disclosure may be grounds for finding the record holder unsuitable. We will be required to render maximum assistance in determining the identity of the beneficial owner of any of our voting securities. The Nevada Gaming Commission has the power to require the stock certificates of any registered company to bear a legend indicating that the securities are subject to the Nevada Gaming Control Act and certain restrictions imposed by applicable gaming laws. To date, this requirement has not been imposed on us.

Consequences of Being Found Unsuitable

Any person who fails or refuses to timely apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Gaming Commission or by the Chairman of the Nevada State Gaming Control Board, or who refuses or fails to pay the investigative costs incurred by the Nevada Gaming Authorities in connection with the investigation of its application, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any person found unsuitable and who holds, directly or indirectly, any beneficial ownership of any voting security or debt security of a registered company beyond the period of time as may be prescribed by the Nevada Gaming Commission may be guilty of a criminal offense. A registered company will be subject to disciplinary action if, after it receives notice that a person is unsuitable to hold an equity interest or to have any other relationship with, it:

•	pays that person any dividend or interest upon any voting securities;

•	allows that person to exercise, directly or indirectly, any voting right held by that person;

•	pays remuneration in any form to that person for services rendered or otherwise; or

•	fails to pursue all lawful efforts to require the unsuitable person to relinquish such person’s voting securities including, if necessary, the immediate purchase of the voting securities for cash at fair market value.

Requirements for Debt Security Holders

The Nevada Gaming Commission may, in its discretion, require the holder of any debt or similar security of a registered company to file an application, be investigated and be found suitable to own the debt or other security of the registered company if the Nevada Gaming Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. If the Nevada Gaming Commission decides that a person is unsuitable to own the security, then under the Nevada Gaming Control Act, the registered company can be sanctioned, including the loss of its approvals if, without the prior approval of the Nevada Gaming Commission, it:

•	pays to the unsuitable person any dividend, interest or any distribution whatsoever;

•	recognizes any voting right by the unsuitable person in connection with the securities;

•	pays the unsuitable person remuneration in any form; or

•	makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.

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If the Nevada Gaming Authorities require that a person who is a holder or the beneficial owner of notes be licensed, qualified or found suitable under applicable gaming laws, such holder or beneficial owner, as the case may be, shall apply for a license, qualification or a finding of suitability within the required time period. If such person fails to apply or become licensed or qualified or is found unsuitable the Nevada Gaming Laws limit the rights of the holder as follows: (i) any person required to be licensed or found suitable and who is denied a license or found unsuitable shall not hold directly or indirectly the beneficial ownership of any voting security or debt security of a publicly traded corporation which is registered with the Commission beyond the time prescribed by the Commission; and (ii) shall not accept more for his interest than he paid for it or the market value on the date of the denial of the license or finding of unsuitability.

With respect to any other jurisdiction, if a holder of notes fails to apply or become licensed or qualified or is found unsuitable the holder shall comply with the laws of that jurisdiction governing such matters and the continued ownership of the notes and such regulatory orders as may be entered in conjunction therewith and pursuant thereto or, in the absence thereof, we shall have the right, at our option:

•	to require the holder to dispose of its notes or beneficial interest therein within 30 days of receiving notice of our selection or such earlier date as may be requested or prescribed by a gaming authority; or

•	to redeem the notes at a redemption price equal to the lesser of (1) the holder’s cost, plus accrued and unpaid interest, if any, to the earlier of the redemption date and the date of the finding of unsuitability or failure to comply or (2) 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the earlier of the redemption date and the date of the finding of unsuitability or failure to comply, which may be less than 30 days following the notice of redemption if so requested or prescribed by the gaming authority.

We will not be responsible for any costs or expenses incurred by any such holder or beneficial owner in connection with its application for a license, qualification or finding of suitability.

Approval of Public Offerings

Neither we nor any of our affiliates may make a public offering of our securities without the prior approval of the Nevada Gaming Commission if the proceeds from the offering are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for those purposes or for similar transactions. Any approval that we might receive in the future relating to future offerings will not constitute a finding, recommendation or approval by any of the Nevada Gaming Control Board or the Nevada Gaming Commission as to the accuracy or adequacy of the offering memorandum or the investment merits of the securities. Any representation to the contrary is unlawful.

Approval of Changes in Control

A registered company must obtain prior approval of the Nevada Gaming Commission with respect to a change in control through:

•	merger;

•	consolidation;

•	stock or asset acquisitions;

•	management or consulting agreements; or

•	any act or conduct by a person by which the person obtains control of us.

Entities or persons seeking to acquire control of a registered company must satisfy the Nevada State Gaming Control Board and Nevada Gaming Commission with respect to a variety of stringent standards before assuming control of the registered company. The Nevada Gaming Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control to be investigated and licensed as part of the approval process relating to the transaction.

Approval of Defensive Tactics

The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada gaming licensees or affecting registered companies that are affiliated with the operations permitted by Nevada gaming licensees may be harmful to stable and productive corporate gaming. The Nevada Gaming Commission has established a regulatory scheme to reduce the potentially adverse effects of these business practices upon Nevada’s gaming industry and to further Nevada’s policy to:

•	assure the financial stability of corporate gaming operators and their affiliates;

•	preserve the beneficial aspects of conducting business in the corporate form; and

•	promote a neutral environment for the orderly governance of corporate affairs.

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Approvals may be required from the Nevada Gaming Commission before we can make exceptional repurchases of voting securities above their current market price and before a corporate acquisition opposed by management can be consummated. The Nevada Gaming Control Act also requires prior approval of a plan of recapitalization proposed by a registered company’s board of directors in response to a tender offer made directly to its stockholders for the purpose of acquiring control.

Fees and Taxes

License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the counties and cities in which the licensed subsidiaries respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable monthly, quarterly or annually and are based upon:

•	a percentage of gross revenues received;

•	the number of gaming devices operated; or

•	the number of table games operated.

A live entertainment tax is also paid by casino operations where entertainment is furnished in connection with an admission charge and the selling or serving of food, refreshments or merchandise. Our casinos are also subject to a state payroll tax based on the wages paid to their employees.

Foreign Gaming Investigations

Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control with those persons, which we refer to as licensees, and who proposes to become involved in a gaming venture outside of Nevada, is required to deposit with the Nevada State Gaming Control Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation of the Nevada State Gaming Control Board of the licensee’s or registrant’s participation in such foreign gaming. The revolving fund is subject to increase or decrease in the discretion of the Nevada Gaming Commission. Licensees and registrants are required to comply with the reporting requirements imposed by the Nevada Gaming Control Act. A licensee or registrant is also subject to disciplinary action by the Nevada Gaming Commission if it:

•	knowingly violates any laws of the foreign jurisdiction pertaining to the foreign gaming operation;

•	fails to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations;

•	engages in any activity or enters into any association that is unsuitable because it poses an unreasonable threat to the control of gaming in Nevada, reflects or tends to reflect, discredit or disrepute upon the State of Nevada or gaming in Nevada, or is contrary to the gaming policies of Nevada;

•	engages in activities or enters into associations that are harmful to the State of Nevada or its ability to collect gaming taxes and fees; or

•	employs, contracts with or associates with a person in the foreign operation who has been denied a license or finding of suitability in Nevada on the ground of unsuitability.

Local License for Conduct of Gaming and Sale of Alcoholic Beverages

The conduct of gaming activities and the service and sale of alcoholic beverages by our casinos are subject to licensing, control and regulation by the Clark County Liquor and Gaming Licensing Board and the City of Las Vegas. In addition to approving our casinos, the Clark County Liquor and Gaming License Board and the City of Las Vegas have the authority to approve all persons owning or controlling the equity of an entity which holds or controls an entity which holds a gaming license. All licenses are revocable and are not transferable. The county and city agencies have full power to limit, condition, suspend or revoke any license. Any disciplinary action could, and revocation would, have a substantial negative impact upon our operations.

Environmental Matters

We are subject to various federal, state and local laws, ordinances and regulations that govern activities or operations that may have adverse environmental effects, such as discharges to air and water or that may impose liability for the costs of cleaning up and certain damages resulting from sites of past spills, disposals or other releases of hazardous or toxic substances or wastes. We endeavor to maintain compliance with environmental laws, but from time to time, current or historical operations on or adjacent to, our property may have resulted or may result in noncompliance or liability for cleanup pursuant to environmental laws. In that regard, we may incur costs for cleaning up contamination relating to historical uses of certain of our properties.

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Employees

At December 31, 2012, we had approximately 4,400 employees, of which approximately 1,700 were covered by various collective bargaining agreements providing, generally, for basic pay rates, working hours, other conditions of employment, and orderly settlement of labor disputes. We historically have had good relationships with the unions representing our employees and believe that our employee relations are good. At the Stratosphere, our collective bargaining agreement with the Professional, Clerical and Miscellaneous Employees, Teamsters Local Union 995 expires on March 31, 2013. The collective bargaining agreement the Culinary Workers Union, Local 226 and Bartenders Union, Local 165 expired on May 31, 2012 and was extended by the parties until May 31, 2013. At the Aquarius, the collective bargaining agreement with the International Union of Operating Engineers, Local 501, AFL-CIO expired on March 31, 2012 and the agreement with the International Alliance of Theatrical Stage Employees, Moving Picture Technicians, Artist and Allied Crafts of the United States, Its Territories and Canada, Local 720, Las Vegas, Nevada expired on November 30, 2012. The collective bargaining agreement with the United Steelworkers of America expires on April 1, 2013. We do not expect any work stoppages or slowdowns.

Available Information

We file annual and quarterly reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, NE, Washington, D.C., 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Reports and other information regarding issuers, including us, that file electronically with the Securities and Exchange Commission are also available to the public from the Securities and Exchange Commission’s Web site at http://www.sec.gov. You may also refer to the American Casino & Entertainment Properties LLC website, www.acepllc.com.

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Item 1A. RISK FACTORS

The future is uncertain and our history may not be an indicator of our future performance. In the future, we may be unable to generate sufficient cash flows to meet our debt obligations and finance all operating expenses, working capital needs and capital expenditures.

Although we generated operating income of $28.1 million and $26.3 million for the years ended December 31, 2012 and December 31, 2011, respectively, we may experience reduced operating income or incur operating losses in the future. We may be unable to generate sufficient revenues and cash flows to service our debt obligations as they come due, finance capital expenditures and meet our operational needs. Any one of these failures may preclude us from, among other things:

•	maintaining or enhancing our properties;

•	taking advantage of future opportunities;

•	growing our business; or

•	responding to competitive pressures.

Further, our failure to generate sufficient revenues and cash flows could lead to cash flow and working capital constraints, which may require us to seek additional working capital. We may not be able to obtain such working capital when it is required. Further, even if we were able to obtain additional working capital, it may only be available on unfavorable terms. For example, we may be required to take on additional debt, and servicing the payments on such debt which could adversely affect our results of operations and financial condition. Limited liquidity and working capital may also restrict our ability to maintain and update our casino properties, which could put us at a competitive disadvantage to casinos offering more modern and better maintained facilities.

Our business is particularly sensitive to reductions in discretionary consumer spending as a result of downturns in the economy.

Consumer demand for entertainment and other amenities at casino hotel properties, such as ours, is particularly sensitive to reductions in discretionary spending on leisure activities, including as a result of downturns in the economy. Changes in discretionary consumer spending or consumer preferences brought about by factors such as perceived or actual general economic conditions, effects of a decline in consumer confidence in the economy, unemployment, disruptions in the credit markets, the impact of high energy and food costs, the increased cost of travel, decreased disposable consumer income and wealth, or fears of war or acts of terrorism can reduce customer demand for the amenities that we offer, thus imposing practical limits on pricing and negatively impacting our results of operations and financial condition.

The economic recession that occurred in the United States from 2008 – 2009 significantly affected our business and continues to affect our business and the markets in which we operate. We reduced room rates and engaged in promotional activities to try to attract customers. The combination of fewer customers, less spending by customers and need for promotional incentives reduced revenue and operating margins. At the same time, we found it difficult to reduce operating costs in line with reductions in visitor numbers or customer spending, further reducing operating margins. Although operating margins have recently improved, there can be no assurance that these circumstances will not reoccur. As a result of the recession, tourism and the residential and commercial real estate markets in and around Las Vegas experienced a significant decline and construction spending in the Las Vegas area (which has historically been an important driver for the local economy) significantly decreased. These factors have resulted in a decline in the amount of spending in Las Vegas. For example, gaming revenue in Clark County, Nevada, where all of our properties are located, was approximately $9.4 billion in 2012, which is 13.7% below the peak of approximately $10.9 billion in 2007. Since our business model relies on consumer expenditures on entertainment, luxury and other discretionary items, continuation or deepening of the economic downturn will further adversely affect our results of operations and financial condition.

Our properties draw a substantial number of customers from the Las Vegas Valley, as well as certain geographic areas, including southern California and Arizona. Adverse economic conditions in any of these regions could result in a decrease in the number of customers traveling from those areas to our properties.

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Because all four of our gaming properties are concentrated in a relatively small area in Nevada, we are especially subject to certain risks, including economic and competitive risks, associated with the conditions in that area and in the areas from which we draw customers.

Three of our gaming properties are located in Las Vegas, Nevada, and one of them in Laughlin, Nevada, approximately 90 miles from Las Vegas. Because our operations are concentrated in a relatively small area, we are subject to greater risks from local conditions than a gaming company with operating properties in several different markets. A decrease in revenues from or increase in costs for one of these locations is likely to have a proportionally higher impact on our business and operations than it would for a gaming company with more geographically diverse operating properties. Risks from local conditions include the following:

•	local economic conditions, including the economic downturn in the Las Vegas metropolitan area discussed in “— Our business is particularly sensitive to reductions in discretionary consumer spending, including as a result of downturns in the economy;”

•	local competitive conditions;

•	reduced land and air travel due to increasing fuel costs, reduced flights into Las Vegas, or transportation disruptions;

•	inaccessibility of the area due to inclement weather, road construction or closure of primary access routes; and

•	a decline in the number of visitors to Las Vegas and Laughlin, Nevada.

Local Competitive Risks.  In addition to the risks described under “— If we are unable to compete effectively against our competitors, our business will suffer”, we face significant risks due to local competition in the markets in which we operate and the markets from which we draw our customers. We do not believe that our competition is limited to a particular geographic area, and gaming operations in other states or countries could attract our customers. To the extent that new casinos or hotel room capacity is expanded by others in major destination locations, competition will increase. As a result of the increase in product available to our potential customers and the recession that occurred in 2008 – 2009, we are competing for a smaller number of potential customers with fewer dollars to spend with a larger number of competitors. Arizona Charlie’s Decatur, Arizona Charlie’s Boulder and the Aquarius largely cater to the local markets and depend on the local markets for customers. Competition for local customers has historically been intense, and is particularly intense in the eastern Las Vegas locals market, where Arizona Charlie’s Boulder is located. Local competitive risks and our failure to attract a sufficient number of guests, gaming customers and other visitors in these locations could adversely affect our business. In addition, new attractions in Las Vegas that may compete with the Stratosphere Tower are currently under construction and may be completed in 2013.

Transportation-Related Risks.  The majority of our customers at the Stratosphere travel by air or car to Las Vegas. Increasing transportation costs, for example, caused by increased fuel costs, may deter people from traveling to our properties from long distances or decrease the amount of money they have available to spend once there. Further, leisure and business travel, especially travel by air, remain particularly susceptible to global geopolitical events. We cannot control the number or frequency of flights into or out of Las Vegas, but we rely on air traffic for a significant portion of our visitors. Reductions in flights by major airlines can impact the number of visitors to our properties.

Additionally, there is one principal interstate highway between Las Vegas and southern California, where a large number of our customers reside. Capacity constraints of that highway or any other traffic disruptions may also affect the number of customers who visit our properties.

Weather and Public Health Risks.  Due to our concentration of properties in Nevada, any man-made or natural disasters in or around Nevada, or the areas from which we draw customers to our properties, could have a significant adverse effect on our business, financial condition and results of operations. The outbreak of public health threats at any of our properties, or in the areas in which they are located, or the perception that such threats exist could also have a significant, adverse effect on our business, financial condition and results of operations.

.If we are unable to compete effectively against our competitors, our business will suffer.

The gaming industry is highly competitive and our competitors vary considerably in size, quality of facilities, number of operations, brand identities, marketing and growth strategies, financial strength and capabilities, level of amenities, management talent and geographic diversity. We also compete with other non-gaming resorts and vacation areas and with various other entertainment businesses.

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Our competitors in each market that we participate in may have substantially greater financial, selling and marketing, technical and other resources than we do. Many of our competitors have reduced room rates and increased their promotional activities. We cannot assure you that we will be able to compete effectively in our markets or that we will be capable of maintaining or further increasing our current market share. Our failure to compete successfully in our markets could adversely affect our business, financial condition, results of operations and cash flow.

In recent years, as casino operators have completed new expansion projects, supply has typically grown at a faster pace than demand in some markets, including Las Vegas, our largest market, and competition has increased significantly. The expansion of existing casino entertainment properties, the increase in the number of properties and the aggressive marketing strategies of many of our competitors have increased competition in the markets in which we operate, and this intense competition is expected to continue. In addition, a number of operators have constructed facilities that target similar customer bases, which has particularly affected the Arizona Charlie’s properties. In response to this competition, we engage in promotional activities that reduce revenue and operating margins to try to attract customers. This increased competition has negatively affected our operations, particularly at Arizona Charlie’s Boulder, and may continue to negatively affect our operations.

An increase in operating costs for our gaming properties could have a negative impact on our business.

The operating expenses associated with our gaming properties could increase due to, among other reasons, the following factors:

•	changes in the regulatory environment which impose additional restrictions or increase our operating costs;

•	our properties use significant amounts of electricity, natural gas and other forms of energy, and energy price increases may adversely affect our cost structure;

•	our properties use significant amounts of water and a water shortage may adversely affect our operations;

•	an increase in the cost of health care benefits for our employees could have a negative impact on our profitability;

•	as of December 31, 2012, approximately 39% of our employees were members of various unions and covered by union-sponsored collective bargaining agreements and we may incur higher costs or work slow-downs or stoppages due to union activities (See the Risk Factor “Work stoppages, labor problems, and unexpected shutdowns…” discussed below);

•	our reliance on slot play revenues and the concentration of relatively few slot play vendors could impose additional costs on us;

•	as our properties age, we may need to increase our expenditures for repairs, maintenance, and to replace equipment necessary to operate our business in amounts greater than what we have budgeted; and

•	aggressive marketing and promotional campaigns by our competitors for an extended period of time could force us to increase our expenditures for marketing and promotional campaigns in order to maintain our existing customer base and attract new customers.

If our operating expenses increase without any off-setting increase in our revenues, our profitability is likely to suffer.

Work stoppages, labor problems and unexpected shutdowns may limit our operational flexibility and negatively impact our future profits.

Approximately 1,700 of our 4,400 employees are covered by collective bargaining agreements. Any work stoppage at one or more of our casino properties could require us to expend significant funds to hire replacement workers, and qualified replacement labor may not be available at reasonable costs, if at all. Strikes and work stoppages could also result in adverse media attention or otherwise discourage customers from visiting our casino properties. As a result, a strike or other work stoppage at one of our casino properties could have an adverse effect on the business of our casino properties and our financial condition and results of operations.

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At the Stratosphere, our collective bargaining agreement with the Professional, Clerical and Miscellaneous Employees, Teamsters Local Union 995 expires on March 31, 2013. The collective bargaining agreement the Culinary Workers Union, Local 226 and Bartenders Union, Local 165 expired on May 31, 2012 and was extended by the parties until May 31, 2013. At the Aquarius, the collective bargaining agreement with the International Union of Operating Engineers, Local 501, AFL-CIO expired on March 31, 2012 and the agreement with the International Alliance of Theatrical Stage Employees, Moving Picture Technicians, Artist and Allied Crafts of the United States, Its Territories and Canada, Local 720, Las Vegas, Nevada expired on November 30, 2012. The collective bargaining agreement with the United Steelworkers of America expires on April 1, 2013. We do not expect any work stoppages or slowdowns. Any unexpected shutdown of one of our casino properties could have an adverse effect on the business of our casino properties and our results of operations. There can be no assurance that we will be adequately prepared for unexpected events, including political or regulatory actions, which may lead to a temporary or permanent shutdown of any of our casino properties.

Changes in tax laws could increase our cost of doing business and negatively affect our business.

The gaming industry represents a significant source of tax revenue, particularly to the State of Nevada and its counties and municipalities. Gaming companies are currently subject to significant state and local taxes and fees in addition to normal federal and state corporate income taxes, and such taxes and fees are subject to increase at any time. From time to time, various state and federal legislators and officials have proposed changes in tax law, or in the administration of such law, affecting the gaming industry. The Regular Session of the Nevada Legislature (‘‘Nevada Legislature’’) convenes every two years. From time to time, there have been gaming revenue tax increase proposals in Nevada. In prior sessions, the Nevada Legislature did approve a 3% increase in the tax charged against room sales. Although this tax is passed on to our guests, the effect of this tax is to increase the cost to our guests of staying in hotels and, therefore, could negatively impact visitation and/or other expenditures. The Nevada Legislature also approved an increase from 0.63% to 1.17% in the Modified Business Tax that is charged against employee wages, which has increased our labor costs. We have also experienced increases in the State Unemployment Tax rate and new sales taxes on complimentary meals, goods and services provided to our customers and employees. The State of Nevada projects a budget shortfall from 2013 to 2015. The Nevada Legislature convened again in 2013. During the session, legislators will consider a 2% Gross Margins Tax on businesses operating in Nevada. If the initiative is not approved, it will be included on the 2014 general election ballot. We cannot assure you that our taxes or fees will not be increased.

The federal government has also previously considered a federal tax on gaming revenues and may consider such a tax in the future. Decreases in tax revenues resulting from the economic downturn may increase pressure on federal, state or local authorities to increase taxes. If there is any material increase in federal, state or local taxes and fees, our business, financial condition and results of operations could be adversely affected because of increased costs to us or our customers.

Our business is subject to extensive governmental gaming regulation, which is costly to comply with, and failure to do so could cause us to incur penalties or force us to cease operations.

We are subject to a variety of regulations in the jurisdictions in which we operate, including the extensive gaming laws and regulations of the State of Nevada. Compliance with these regulations is costly and time-consuming. Regulatory authorities at the federal, state and local levels have broad powers with respect to the regulation and licensing of casino operations and may revoke, suspend, condition or limit our gaming or other licenses, impose substantial fines on us and take other actions, any one of which would have a significant adverse effect on our business, financial condition and results of operations.

If additional gaming regulations are adopted in a jurisdiction in which we operate, such regulations could impose restrictions on us that would prevent us from operating our business as it is currently operated, or the increased costs associated with compliance with such regulations could lower our profitability. From time to time, various proposals are introduced in the legislatures of the jurisdictions in which we have operations that, if enacted, could adversely affect the tax, regulatory, operational or other aspects of the gaming industry and our company. Legislation of this type may be enacted in the future.

Our members, managers, directors, officers and key employees must also be approved by certain state regulatory authorities. If state regulatory authorities were to find a person occupying any such position unsuitable, we would be required to sever our relationship with that person. We may thereby lose key personnel which would have a negative effect on our operations. Certain public and private issuances of securities and certain other transactions by us also require the approval of certain state regulatory authorities. Further, our gaming regulators can require us to disassociate ourselves from suppliers or business partners found unsuitable by the regulators. For a summary of some of the significant gaming regulations that affect our business, see ‘‘Regulation and Licensing.” The regulatory environment in any particular jurisdiction may change in the future and any such change could have a material adverse effect on our results of operations. In addition, we are subject to various gaming taxes, which are subject to increase at any time.

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Our business is subject to various federal, state and local laws and regulations in addition to gaming regulations. These laws and regulations include, but are not limited to, restrictions and conditions concerning alcoholic beverages, environmental matters, employees, currency transactions, taxation, zoning and building codes, and marketing and advertising. Such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted. Material changes, new laws or regulations, or material differences in interpretations by courts or governmental authorities could adversely affect our operations.

If we lose one or more licenses used in our business or our operations or are otherwise restrained by law or regulation, we may be unable to continue our operations as they are conducted today, or may be forced to cease operations.

We have significant working capital needs, and if we are unable to satisfy those needs from cash generated from our operations or indebtedness, we may not be able to meet our obligations, including payroll and statutory tax payment requirements.

We require significant amounts of working capital to operate our business. Our primary source of cash is from the operation of our properties. If we experience a significant and sustained drop in operating profits, or if there are unanticipated reductions in cash inflows or increases in cash outlays, we may be subject to cash shortfalls. If such a shortfall were to occur for even a brief period of time, it may have a significant adverse effect on our business and our ability to meet our obligation to make payments on the 11% Senior Secured Notes.

Our hotels and casinos may need to increase capital expenditures to compete effectively but we may not have sufficient funds to do so.

Capital expenditures, such as room refurbishments, amenity upgrades and new gaming equipment, may be necessary from time to time to preserve the competitiveness of our hotels and casinos. The gaming industry market is very competitive and is expected to become more competitive in the future. If cash from operations is insufficient to provide for needed levels of capital expenditures and we are unable to raise funds for such purposes elsewhere, we may be unable to make necessary improvements and our facilities may be less attractive to our visitors than that of our competitors’, causing us to lose our competitive position.

Conditions in the financial system and the capital and credit markets may negatively affect our ability to raise capital to fund capital expenditures, pursue proposed management, expansion or acquisition opportunities or refinance our significant indebtedness.

Our businesses are capital intensive. For our casino properties to remain attractive and competitive we must periodically invest significant capital to keep the properties well-maintained, modernized and refurbished. Similarly, future construction projects and acquisitions of other gaming operations could require significant additional capital. We rely on earnings and cash flow from operations to finance our business, capital expenditures, development, expansion and acquisitions and, to the extent that we cannot fund such expenditures from cash generated by operations, funds must be borrowed or otherwise obtained.

The financial markets in the United States and internationally have been marked by volatility, which has at times reduced the availability and, in particular, increased the cost of financing for issuers like us with a rating below investment grade. Although we have significantly reduced our debt as a result of the Restructuring, we still have significant debt relative to our EBITDA. Although recent financings in the casino industry have occurred at a lower cost than in recent years, we cannot predict the availability of financing with any certainty or how we will be impacted in the future. On June 15, 2013, we have the right under our Indenture to call our outstanding Senior Secured Notes at Par. Our Senior Secured Notes mature on June 15, 2014. There can be no assurance that we will be able to secure financing in the future at all or at a cost comparable to or lower than what is available in the current credit markets or on favorable terms.

Our ability to effectively operate and grow our business may be constrained if we are unable to borrow additional capital or refinance existing borrowings on reasonable terms. If we do not have access to credit or capital markets at desirable times or at rates that we would consider acceptable, and the lack of such funding could have a material adverse effect on our business, results of operations and financial condition and our ability to service our indebtedness.

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We will regularly pursue new gaming acquisition and management opportunities and may not be able to recover our investment or successfully expand to additional locations.

We will regularly evaluate and pursue new gaming acquisition and management opportunities in existing and emerging jurisdictions. These opportunities may take the form of joint ventures. To the extent that we decide to pursue any new gaming acquisition or management opportunities, our ability to benefit from such investments will depend upon a number of factors including:

•	our ability to identify and acquire attractive acquisition opportunities and management sites;

•	our ability to secure required federal, state and local licenses, permits and approvals, which in some jurisdictions are limited in number;

•	certain political factors, such as local support or opposition to development of new gaming facilities or legalizing casino gaming in designated areas;

•	the availability of adequate financing on acceptable terms (including waivers of restrictions in existing credit arrangements); and

•	our ability to identify and develop satisfactory relationships with joint venture partners.

Most of these factors are beyond our control. Therefore, we cannot be sure that we will be able to recover our investment in any new gaming management opportunities or acquired facilities, or successfully expand to additional locations.

Increasing prices or shortages of energy and water may increase our cost of operations or force us to temporarily or permanently cease operations.

Our properties use significant amounts of water, electricity, natural gas and other forms of energy. Our properties are located in a desert where water is scarce and the hot temperatures require heavy use of air conditioning. While we have not experienced any shortages of energy or water in the past, we cannot guarantee you that we will not in the future. Other states have suffered from electricity shortages. For example, California and Texas experienced rolling blackouts due to excessive air conditioner use because of unexpectedly high temperatures in recent years. We expect that potable water will become an increasingly scarce commodity in the areas in which we operate at an increasing price.

Further, the increasing cost of energy and water will increase our costs of operations, thereby likely lowering our net cash flows. In addition, energy price increases in the regions that provide a significant source of customers for our properties could result in a decline of disposable income of potential customers and a corresponding decrease in visitation and spending at our properties, which could negatively impact revenues.

Our operations may be adversely impacted by expanded Native American gaming operations if they attract customers that otherwise would visit our properties.

The expansion of Native American and other casinos outside of the markets in which our casinos are located, particularly Native American casinos located in California, continues to have an impact on casino revenues in Nevada. For instance, in California, some Native American casino compacts do not limit the number of slot machines at those casinos (which were limited under prior compacts). Additionally, the federal government and various states are currently considering legislation authorizing internet gaming. While the effect of increased casino gaming in California and other states and the potential widespread availability of legal internet gaming is difficult to predict, our revenues could decline if such competing gaming operations attract customers who would otherwise travel to Las Vegas or Laughlin or otherwise use our facilities, and such impact may be significant.

Acts of terrorism and war and natural disasters may negatively impact our business.

Terrorist attacks and other acts of war or hostility have created many economic and political uncertainties. We cannot predict the extent to which terrorism, security alerts or war, or hostilities in Iraq and other countries throughout the world will continue to directly or indirectly impact our business and operating results. For example, the terrorist attacks that occurred on September 11, 2001 had a negative impact on travel and leisure expenditures at our properties and on the industry as a whole. As a consequence of the threat of terrorist attacks and other acts of war or hostility in the future, premiums for a variety of insurance products have increased, and some types of insurance are no longer available. Given current conditions in the global insurance markets, we are substantially uninsured for losses and interruptions caused by terrorist acts and acts of war. If any such event were to affect our properties, we would likely be adversely impacted.

Extreme weather conditions or earthquakes may interrupt our operations, damage our properties, and reduce the number of customers who visit our facilities in such areas. Although we maintain both property and business interruption insurance coverage for certain extreme weather conditions or earthquakes, such coverage is subject to deductibles and limits on maximum benefits, including limitation on the coverage period for business interruption, and we cannot assure you that we will be able to fully insure such losses or fully collect, if at all, on claims resulting from such extreme weather conditions or earthquakes. Furthermore, such extreme weather conditions may interrupt or impede access to our affected properties and may cause visits to our affected properties to decrease for an indefinite period.

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We are subject to a wide variety of environmental laws and potential exposure to environmental liabilities.

We are subject to various federal, state and local laws, ordinances and regulations that govern activities or operations that may have adverse environmental effects, such as discharges to air and water or may impose liability for the costs of cleaning up and certain damages resulting from sites of spills, disposals or other releases of hazardous or toxic substances or wastes. These laws and regulations are complex, and subject to change, and violations can lead to significant fines and penalties. Under certain of these laws and regulations, a current or previous owner or operator of property may be liable for the costs of remediating contamination on its property, without regard to whether the owner or operator knew of, or caused, the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time that they occurred. We endeavor to maintain compliance with environmental laws, but from time to time, current or historical operations on, or adjacent to, our property may have resulted or may result in noncompliance with environmental laws or liability for cleanup pursuant to environmental laws. In that regard, we may incur costs for cleaning up contamination relating to historical uses of certain of our properties.

From time to time, we are a defendant in a variety of litigation and other adversary proceedings, which are costly to defend, divert management’s attention from our operations and may cause us to pay damages if we are unsuccessful in defending against the actions or unable to cover damages with insurance proceeds.

We are involved, from time to time, in a variety of litigation arising out of our business. We carry insurance to cover most business risks, but there can be no assurance that the insurance coverage we have will cover all claims that may be asserted against us. Should any ultimate judgments or settlements not be covered by insurance or exceed our insurance coverage, such uncovered losses could increase our costs and thereby lower our profitability. There can also be no assurance that we will be able to obtain appropriate and sufficient types or levels of insurance in the future or that those adequate replacement policies will be available on acceptable terms, if at all.

We may incur property and other losses that are not adequately covered by insurance, which may harm our results of operations.

Although we maintain insurance that our management believes is customary and appropriate for our business, we cannot assure you that insurance will be available or adequate to cover all loss and damage to which our business or our assets might be subjected. The lack of adequate insurance for certain types or levels of risk could expose us to significant losses in the event that a catastrophe occurred for which we are underinsured. Any losses we incur that are not adequately covered by insurance may decrease our future operating income, require us to find replacements or repairs for destroyed property and reduce the funds available for payments of our obligations, including the notes.

Claims that we infringe upon third parties’ intellectual property rights could be costly to defend or settle, and thus could reduce our income or increase our net loss.

We may from time to time encounter disputes over rights and obligations concerning intellectual property. Third parties may bring claims of infringement against us. Such claims may be with or without merit. Any litigation to defend against claims of infringement or invalidity could result in substantial costs and diversion of resources. Furthermore, a party making such a claim could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from operating our websites. Our business, operating results and financial condition could be harmed should we face challenges to our intellectual property.

Our revenues may be negatively impacted by volatility in our hold percentage.

Casino revenue is recorded as the difference between gaming wins and losses or net win from gaming activities. Net win is impacted by variations in the hold percentage (the ratio of net win to total amount wagered), or actual outcome, on our slot machines, table games, race and sports betting, and all other games we provide to our customers. We use the hold percentage as an indicator of a game’s performance against its expected outcome. Although each game generally performs within a defined statistical range of outcomes, actual outcomes may vary for any given period. The hold percentage and actual outcome on our games can be impacted by the level of a customer’s skill in a given game, errors made by our employees, the number of games played, faults within the computer programs that operate our slot machines and the random nature of slot machine payouts. If our games perform below their expected range of outcomes, our cash flow may suffer.

We face the risk of fraud or cheating.

Gaming customers may attempt or commit fraud or otherwise cheat in order to increase their winnings. Acts of fraud or cheating could involve the use of counterfeit chips or other tactics and could include collusion with our employees. Internal acts of cheating could also be conducted by employees through collusion with dealers, surveillance staff, floor managers or other casino or gaming area staff. Failure to discover such acts or schemes in a timely manner could result in losses in our gaming operations. In addition, negative publicity related to such schemes could have an adverse effect on our reputation, thereby adversely affecting our business, financial condition, plan of operations and cash flows.

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The loss of management and other key personnel could significantly harm our business, and the quality of individuals hired for positions in the hotel and gaming operations will be critical to the success of our business.

Our ability to maintain our competitive position depends to a large degree on the efforts and skills of our senior management team. It may also be difficult to attract, retain and train qualified employees due to the competition for employees with other gaming companies and their facilities in Nevada. We may not be successful in retaining our current personnel or in hiring or retaining qualified personnel in the future. If we lose the services of any members of our management team, or fail to attract or retain qualified management and personnel at all levels, our business may be significantly disrupted and impaired.

We are dependent upon technology services and electrical power to operate our business, and if we experience damage or service interruptions, we may have to cease some or all of our operations, resulting in a decrease in revenues.

Our gaming operations rely heavily on technology services and an uninterrupted supply of electrical power. Our security system and all of our slot machines are controlled by computers and reliant on electrical power to operate. Without electrical power or a failure of the technology services needed to run the computers, we may be unable to run all or parts of gaming operations. Any unscheduled interruption in our technology services or interruption in the supply of electrical power is likely to result in an immediate, and possibly substantial, loss of revenues due to a shutdown of our gaming operations. Although our systems have been designed around industry-standard architectures to reduce downtime in the event of outages or catastrophic occurrences, they remain vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks, computer viruses, computer denial-of-service attacks and similar events.

We may incur impairments to intangible assets or long-lived assets, which would reduce our net income.

We account for indefinite-lived intangible assets in accordance with applicable guidance; accordingly, we test our indefinite-lived intangible assets for impairment annually or if a triggering event occurs. We perform the annual impairment testing for indefinite-lived intangible assets in the fourth quarter of each fiscal year. In addition, we test long-lived assets for impairment if a triggering event occurs.

Significant negative industry or economic trends, including reduced estimates of future revenues and cash flows, disruptions to our business, slower growth rates or lack of growth in our business, have resulted in significant write-downs and impairment charges in 2011 and 2010, and, if such events continue, may indicate that additional impairment charges in future periods are required. If we are required to record additional impairment charges, this could have a material adverse affect on our results of operations.

For example, for the years ended December 31, 2011 and 2010, we recorded $290,000 and $2.0 million in aggregate non-cash impairment charges to write-down certain portions of our trade name assets to their fair value. The impairment of these assets was due primarily to our decrease in revenues, which was an indication that these assets may not be recoverable.

Although there were no impairment charges for the year ended December 31, 2012, our Arizona Charlie’s Boulder property in particular may incur future impairment charges.

The primary reason for these impairment charges relates to the ongoing uncertainty in our economy, which has caused us to reduce our estimates for projected revenues and cash flows, has reduced overall industry valuations, and has caused an increase in discount rates in the credit and equity markets.

A smoking ban in the jurisdictions in which we operate could have a negative impact on our business and operations.

From time to time, individual jurisdictions have considered legislation or referendums, such as bans on smoking in casinos and other entertainment and dining facilities. Such bans have been implemented in jurisdictions in which gaming facilities are located (such as in California and Atlantic City) and such bans have had a negative impact on business and operations. If such bans were implemented in the markets in which we operate, such a ban could adversely impact our business and operations.

We are controlled by officers of Goldman Sachs and the general partners of Whitehall 2007, and the interests of Goldman Sachs, Whitehall 2007 and their affiliates may not be aligned with ours.

All of the Class A voting membership interests of ACEP are held by Voteco, the members of which are comprised of current managing directors of Goldman Sachs. As such, the members of Voteco have the power to control our affairs and policies and to control the election of our board of directors, the appointment of management, the entering into of mergers, sales of substantially all of our assets and other extraordinary transactions.

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Goldman Sachs, Whitehall 2007 and their affiliates are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us, as well as businesses that represent major customers of our businesses. Goldman Sachs, Whitehall 2007 and their affiliates may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. Goldman Sachs has agreed with the Nevada gaming authorities not to take any action to influence the members of Voteco in the exercise of their management or voting rights in respect of our gaming operations, and that the exercise of any such rights shall be made by the members of Voteco independently and without consultation with Goldman Sachs. However, since the members of Voteco are also officers of Goldman Sachs and the general partners of Whitehall 2007, it should be expected that the members of Voteco will act in what they independently perceive to be the best interests of Goldman Sachs, Whitehall 2007 and their affiliates and that the interests of Goldman Sachs, Whitehall 2007 and their affiliates will dictate or strongly influence their decision making.

Item 1B. UNRESOLVED STAFF COMMENTS

There are no unresolved written comments that were received from the Securities and Exchange Commission staff 180 days or more before the end of our last fiscal year relating to our periodic or current reports under the Securities Exchange Act of 1934, or the Exchange Act.

ITEM 2. PROPERTIES

Please also see the discussion of our properties contained in this annual report on Form 10-K under the caption “Item 1. Business — Our Gaming and Entertainment Properties.”

Stratosphere

The Stratosphere is located at 2000 Las Vegas Boulevard South on the Las Vegas Strip on approximately 34 acres owned by us.

Arizona Charlie’s Decatur

Arizona Charlie’s Decatur is located at 740 South Decatur Boulevard, Las Vegas, Nevada on approximately 17 acres owned by us. In addition, Arizona Charlie’s Decatur leases office, storage and laundry space located in an adjacent shopping center.

Arizona Charlie’s Boulder

Arizona Charlie’s Boulder is located at 4575 Boulder Highway, Las Vegas, Nevada on approximately 24 acres owned by us.

Aquarius Casino Resort

Aquarius Casino Resort is located at 1900 South Casino Drive, Laughlin, Nevada on approximately 18 acres owned by us.

ITEM 3. LEGAL PROCEEDINGS

We are, from time to time, parties to various legal proceedings arising out of our businesses. We believe, however, that there are no proceedings pending or threatened against us, which, if determined adversely, would have a material, adverse effect upon our business, financial condition, results of operations, or liquidity.

ITEM 4. RESERVED

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PART II

ITEM 5. MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Price of and Dividends on the Registrant’s Common Equity and Related Member Matters

As of December 31, 2012, there was no public market for our common equity.

No established public trading market exists for our equity securities. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our equity securities.

There are no outstanding options or warrants to purchase, or securities convertible into, our common equity. All of our membership interests are subject to sale pursuant to Rule 144 under the Securities Act, subject to the limitations set forth therein. We have not agreed with any security holder to register any of our common equity for sale by any security holder. None of our common equity is being, or has been publicly proposed to be, publicly offered by us.

We have one holder of record of our Class A Interests and one holder of record of our Class B Interests.

We do not pay, and do not anticipate paying, any dividends or making any distributions on our common equity. The indenture that governs the 11% Senior Secured Notes restricts our payment of dividends and distributions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 7 in the “Notes to Consolidated Financial Statements.”

There are no securities authorized for issuance under equity compensation plans and we do not anticipate authorizing securities for issuance under equity compensation plans in the foreseeable future.

Description of Registrant’s Securities to be Registered

General

Reference is made to information set forth in “Item - 1 Business - General”, which information is incorporated herein by reference.

Simultaneously with the closing of the Acquisition, we executed the Amended Operating Agreement, which created two classes of membership interests, the Class A Interests and the Class B Interests. At the closing of the Acquisition, Class A Interests and Class B Interests were outstanding. We issued Class A Interests to Voteco and Class B Interests to Holdings on a pro rata basis in proportion to the equity contributions made by each entity. The Class A Interests are the only class of our equity securities registered pursuant to a registration statement.

Class A Interests and Class B Interests

Pursuant to the Amended Operating Agreement, holders of Class A Interests are entitled to one vote per interest on all matters to be voted on by the members of our company and are not entitled to cumulative voting for the election of directors. Except as otherwise expressly required by law, holders of Class B Interests have no right to vote on any matters to be voted on by our members. Holders of Class A Interests and Class B Interests have no preemptive rights, no other rights to subscribe for additional interests of our company, no conversion rights and no redemption rights, do not benefit from any sinking fund and do not have any preferential rights upon a liquidation. Holders of Class A Interests and Class B Interests are entitled to share ratably in cash dividends or other distributions when, as and if distributed by us, as provided in our Amended Operating Agreement.

No securities issued by us and no interest, claim or charge therein or thereto may be transferred, except in accordance with the provisions of the Nevada Gaming Control Act and the regulations promulgated thereunder. Any transfer in violation thereof is void until we cease to be subject to the jurisdiction of the Nevada Gaming Commission or the Nevada Gaming Commission approves the transfer.

ITEM 6. SELECTED FINANCIAL DATA

The following table summarizes certain of our selected historical consolidated financial data (see Note 1 “Notes To Consolidated Financial Statements”), which you should read in conjunction with the consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this annual report on Form 10-K.

The selected historical consolidated financial data as of December 31, 2012, 2011, 2010, 2009 and 2008 (Successor), the years ended December 31, 2012, 2011, 2010 and 2009, the period February 21, 2008 through December 31, 2008 (Successor) and the period January 1, 2008 through February 20, 2008 (Predecessor), each has been derived from our audited consolidated financial statements at those dates and for those periods.

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	Successor					Predecessor
					Period from February 21, 2008 through	Period from January 1, 2008 through
	Years ended December 31,				December 31,	February 20,
	2012	2011	2010	2009	2008	2008
		(in thousands)
Income Statement Data:
Revenues:
Casino	$200,676	$202,219	$204,958	$215,181	$219,956	$36,539
Hotel	64,099	63,983	55,900	59,348	69,483	11,683
Food and beverage	66,906	68,362	67,181	73,285	77,230	12,354
Tower, retail and other	33,161	32,658	33,371	33,925	34,179	4,651
Gross revenues	364,842	367,222	361,410	381,739	400,848	65,227
Less promotional allowances	25,113	24,655	24,322	25,689	36,097	5,608
Net revenues	339,729	342,567	337,088	356,050	364,751	59,619

Costs and expenses:
Casino	65,085	66,082	66,318	70,312	72,563	12,379
Hotel	34,072	34,305	33,343	34,143	29,418	4,686
Food and beverage	51,645	51,314	50,478	55,258	52,638	8,422
Other operating expenses	11,496	12,001	13,123	13,253	14,629	2,150
Selling, general and administrative	115,039	112,243	110,499	114,344	118,549	19,443
Depreciation and amortization	33,311	39,056	46,382	41,317	31,288	5,062
Pre-opening costs	72	-	307	-	-	-
(Gain) loss on disposal of assets	(70)	(74)	4,308	752	875	-
Management fee - related party	1,000	1,070	1,500	1,750	2,578	-
Impairment of assets	-	290	2,000	7,114	11,894	-
Total costs and expenses	311,650	316,287	328,258	338,243	334,432	52,142

Income from operations	28,079	26,280	8,830	17,807	30,319	7,477

Other income (expense):
Loss on debt redemption	(1,112)	(1,378)	-	-	-	(13,580)
Interest income	-	2	15	99	813	322
Interest expense	(42,765)	(45,168)	(45,592)	(18,328)	(2,601)	(2,564)
Interest expense - related party	-	-	-	(21,398)	(59,946)	-
Total other expense, net	(43,877)	(46,544)	(45,577)	(39,627)	(61,734)	(15,822)

Loss before income taxes	(15,798)	(20,264)	(36,747)	(21,820)	(31,415)	(8,345)

Benefit for income taxes(1)	-	-	-	-	-	(2,920)
Net loss	$(15,798)	$(20,264)	$(36,747)	$(21,820)	$(31,415)	$(5,425)

OTHER FINANCIAL DATA:
Capital expenditures	$17,406	$15,511	$36,110	$14,985	$34,934	$5,265

(1)	Since the Acquisition on February 20, 2008, ACEP is a disregarded entity for federal and state tax purposes and all the tax on its income is borne by its members. As a result, ACEP no longer records a provision for taxes on its statement of operations.

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Consolidated Balance Sheet ($ in thousands)

	Successor
	As of December 31,
	2012	2011	2010	2009	2008
Cash	$63,169	$74,201	$85,311	$101,092	$30,366
Restricted Cash (1)	—	—	—	—	41,002
Total Assets	1,193,539	1,222,029	1,256,403	1,288,959	1,303,310
Total Debt (2)	330,824	344,272	357,813	353,894	1,109,810
Total Liabilities	364,183	376,875	390,985	386,794	1,152,012
Total Members’ Equity	$829,356	$845,154	$865,418	$902,165	$151,298

(1)	Under the Original Term Loans and the Restructured Term Loan, we were required to fund certain reserve accounts that were restricted for capital expenditures, interest, taxes and insurance. Under the indenture for the notes, there are no cash reserve requirements.

(2)	Total debt, including current portion, consists of the current and long-term portions of capital lease obligations and notes payable.

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

With the exception of historical facts, the matters discussed in this annual report on Form 10-K are forward looking statements. Forward-looking statements may relate to, among other things, future actions, future performance generally, business development activities, future capital expenditures, strategies, the outcome of contingencies such as legal proceedings, future financial results, financing sources and availability and the effects of regulation and competition. Also, please see Risk Factors in Item 1A of this annual report on Form 10-K. When we use the words “believe,” “intend,” “expect,” “may,” “will,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties, we are making forward-looking statements.

These forward-looking statements are based on the current plans and expectations of our management and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated. These factors include, but are not limited to: the size of our indebtedness, our indebtedness' effect on our business, the adverse effect of government regulation and other matters affecting the gaming industry, increased operating costs of our properties, increased competition in the gaming industry, adverse effects of economic downturns and terrorism, our failure to make necessary capital expenditures, increased costs associated with our growth strategy, the loss of key personnel, risks associated with geographical market concentration, our failure to satisfy our working capital needs from operations or our indebtedness, our inability to raise additional money, our dependence on water, energy and technology services, adverse effects of increasing energy costs, and the availability of and costs associated with potential sources of financing.

You should also read, among other things, the risks and uncertainties described in the section entitled Risk Factors in Item 1A of this annual report on Form 10-K.

We warn you that forward-looking statements are only predictions. Actual events or results may differ as a result of risks that we face. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update them.

The following discussion contains management’s discussion and analysis of financial condition and results of operations. Management’s discussion and analysis should be read in conjunction with, and is qualified in its entirety by reference to, our audited financial statements and related notes.

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Overview

We own and operate four gaming and entertainment properties in Clark County, Nevada. The four properties are:

•	the Stratosphere, Casino Hotel & Tower, which is located on the Las Vegas Strip and caters to visitors to Las Vegas;

•	two off-Strip casinos, Arizona Charlie’s Decatur and Arizona Charlie’s Boulder, which cater primarily to residents of Las Vegas and the surrounding communities; and

•	the Aquarius Casino Resort in Laughlin, Nevada, which caters to visitors to and residents of Laughlin.

We believe that the Stratosphere is one of the most recognizable landmarks in Las Vegas, our two Arizona Charlie’s properties are well-known casinos in their respective marketplaces and the Aquarius is the largest hotel by number of rooms in Laughlin.

We currently offer gaming, hotel, dining, entertainment, retail and other amenities at our properties.We use certain key measurements to evaluate operating revenues. Casino revenue measurements include “table games drop” and “slot coin in”, which are measures of the total amounts wagered by customers. Win or hold percentage represents the percentage of table games drop or slot coin in that is won by the casino and recorded as casino revenues. Hotel revenue measurements include hotel occupancy rate, which is the average percentage of available hotel rooms occupied during a period, and average daily room rate, which is the average price of occupied rooms per day. Food and beverage revenue measurements include number of covers, which is the number of guests served, and the average check amount per guest.

Our operating results greatly depend on the volume of customers at our properties, which in turn affects our gaming revenues and the price we can charge for our non-gaming amenities. A substantial portion of our revenue is generated from our gaming operations; more specifically slot play (including video poker). Approximately 55.0% of our gross revenue in 2012 was generated from our gaming operations. Hotel and food and beverage sales generated similar percentages of our gross revenue during fiscal year 2012, with hotel sales representing 17.6% and food and beverage sales representing 18.3%. The majority of our revenue is cash-based through customers wagering with cash or paying for non-gaming amenities with cash or credit card.

Our expenses also depend on the volume of customers at our properties. The volume of customers that visit our properties directly affects our labor, which represented approximately 51.3% of our expenses during fiscal year 2012, and the amount we spend on marketing, which represented approximately 3.1% of our expenses during fiscal year 2012. However, we incur a significant amount of costs that do not vary directly with changes in the volume of customers. As a result, it is difficult to reduce costs to match reductions in demand, which results in reduced operating margins. Because our business is capital intensive, we rely heavily on the ability of our properties to generate operating cash flow to repay debt financing, fund maintenance capital expenditures and provide excess cash for future development.

The Las Vegas and Laughlin Markets

All of our properties are located in the Las Vegas and Laughlin, Nevada markets. Accordingly, our results of operations are driven by economic conditions in these markets.

Las Vegas is one of the largest entertainment markets in the country. We believe that the Las Vegas gaming market has two distinct sub-segments: the tourist market, which tends to be concentrated on the Las Vegas Strip and Downtown Las Vegas, and the local market, which includes the surrounding Las Vegas area.

According to the Las Vegas Convention and Visitors Authority, or LVCVA, the number of visitors traveling to Las Vegas has increased over the last ten years from 35.0 million visitors in 2001 to 39.7 million visitors in 2012. The number of hotel and motel rooms in Las Vegas has increased from 126,787 at the end of 2002 to 150,481 at the end of 2012, giving Las Vegas the most hotel and motel rooms of any metropolitan area in the world. Despite this significant increase in the supply of rooms, the Las Vegas hotel occupancy rate exceeded 88% for each of the years from 1999 through 2008. Hotel occupancy has increased from 86.9% for 2011 to 87.4% for 2012, however, it is still well below the peak of 94.0% in 2007.

Las Vegas saw an increase in tourism in 2012 according to the LVCVA as visitor volume was approximately 39.7 million people in 2012, up 2% from approximately 38.9 million in 2011. Along with the increase in visitors, the hotel average daily room rate, or ADR increased by 2.8% in 2012 compared to the prior year.

Las Vegas Strip gaming revenues have grown as Las Vegas visitations and hotel room counts have grown. Between 2002 and 2012, gaming revenues on the Las Vegas Strip experienced a compound annual growth of 2.9%. Gaming revenues for 2012 totaled approximately $6.2 billion, a 2.3% increase from 2011. As was the case in 2011, baccarat play, which is favored by high-end international guests, was a significant contributor to gaming revenue growth on the Las Vegas Strip in 2012. Our properties do not target the baccarat player.

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According to the LVCVA, Las Vegas has been the United States’ top-ranked destination for trade shows for the last ten years. The number of trade show and convention attendees in Las Vegas decreased from approximately 5.1 million in 2002 to 4.9 million in 2012. Convention attendance increased 1.6% during 2012 compared to 2011 and it is up 10% from 2009.

We believe that the growth in the Las Vegas tourist market has been enhanced by a dedicated program of the LVCVA and major Las Vegas hotels to promote Las Vegas as an exciting vacation and convention site, the increased capacity of McCarran International Airport and the introduction of large, themed destination resorts in Las Vegas.

Nevada has enjoyed strong population growth that includes an increasing number of retirees and other active gaming customers. A majority of Nevada’s growth has occurred in Las Vegas, which is located in Clark County. The population of Clark County has grown from 1,584,944 in 2002 to an estimated 1,988,492 in 2012, a compound annual growth rate of 25.4%. In comparison, the United States population increased at a compound annual growth rate of 0.8% during this period. In 2011, median household income in Clark County was $55,961, compared with the national median household income of $55,553.

The Laughlin area economy is primarily dependent on the gaming and tourism industry. Visitor volume and occupancy rates have declined on an annual basis over the past several years while the number of hotel rooms has remained fairly constant. The Laughlin gaming market consists of approximately 10,334 rooms and its gaming revenue for 2012 was $462 million, down 0.6% from 2011.

Effects of Acquisitions

Our results of operations and balance sheet have been significantly affected as a result of the Acquisition of ACEP by Holdings and Voteco in 2008.

ACEP was formed in Delaware on December 29, 2003. ACEP owns and operates the Stratosphere, Arizona Charlie’s Decatur and Arizona Charlie’s Boulder in Las Vegas, Nevada, and the Aquarius, in Laughlin, Nevada.

On April 22, 2007, American Entertainment Properties Corp., or AEP, our former direct parent, entered into a Membership Interest Purchase Agreement, or the Agreement, with W2007/ACEP Holdings, LLC, or Holdings, an affiliate of Whitehall Street Global Real Estate Limited Partnership 2007 and Whitehall Parallel Global Real Estate Limited Partnership 2007, collectively Whitehall 2007, funds affiliated with Goldman, Sachs & Co., to sell all of our issued and outstanding membership interests to Holdings, for approximately $1.3 billion. Pursuant to the Assignment and Assumption Agreement, dated December 4, 2007, between Holdings and W2007/ACEP Managers Voteco, LLC, or Voteco, Holdings assigned all of its rights, obligations and interests under the Agreement to Voteco. The acquisition, or the Acquisition, closed at a purchase price of $1.2 billion on February 20, 2008. On February 20, 2008, upon consummation of the Acquisition, we issued and sold 100% of our Class B membership interests, or Class B Interests, to Holdings for approximately $200.1 million. Except as otherwise expressly required by law, holders of our Class B Interests have no voting rights. We issued the Class B Interests to Holdings in reliance on the exemption from registration under the Securities Act pursuant to Section 4(2) thereof. Voteco acquired 100% of our voting securities by purchasing 100% of our newly issued Class A Interest in exchange for consideration in the amount of $30. The source of funds used by Voteco to purchase the Class A Interest were contributions of capital made to Voteco by each of its three members.

In addition, upon the closing of the Acquisition, ACEP, Voteco and Holdings entered into an Amended and Restated Limited Liability Company Agreement of ACEP, or the ACEP Operating Agreement. In connection with the closing of the Acquisition, each of the initial members of Voteco, Holdings and Voteco entered into a Transfer Restriction Agreement. Mssr.’s Rothenberg, Cramer, and Langer subsequently resigned as managers of Voteco. Mr. Rothenberg’s membership interests in Voteco were transferred to Steven Angel, and Mr. Angel became a manager of Voteco on August 20, 2009.

On December 31, 2009, Richard H. Powers and Alan Kava were appointed as managers of Voteco. Mr. Powers subsequently resigned as a manager of Voteco on January 19, 2010. On January 19, 2010, Peter A. Weidman was appointed as a manager of Voteco.

Debt Restructuring

Voteco acquired ACEP on February 20, 2008 for a purchase price of $1.2 billion and, immediately thereafter, ACEP issued all of its non-voting interests to Holdings. GSMC, an affiliate of Whitehall 2007, provided the Original Term Loans to finance the Acquisition.

On June 25, 2009, ACEP and GSMC closed the Restructuring of the Original Term Loans. In connection with the Restructuring, (i) Whitehall 2007 invested $200 million of new capital, $165 million of which was used to repay a portion of the Original Term Loans and $35 million of which was contributed to ACEP, (ii) ACEP and certain of its wholly-owned indirect subsidiaries entered into a new loan agreement with GSMC with a principal amount of $350 million evidencing the Restructured Term Loan, (iii) Holdings agreed to issue an affiliate of GSMC a 22% interest in Holdings upon receipt of necessary gaming approvals and (iv) GSMC agreed to terminate the Original Term Loans.

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In connection with the Restructuring, we were required to account for the Restructured Term Loan using appropriate guidance for troubled debt restructurings. As a result, we presented our Restructured Term Loan on our balance sheet for June 30, 2009 in the amount of the Liability, which is the sum of $350 million, the principal amount of the Restructured Term Loans, and the minimum scheduled interest payments during the term of the Restructured Term Loan. We have increased our members’ equity by the principal amount of the difference between the Restructured Term Loan and the Liability, less closing costs and expenses paid in connection with the Restructuring. Due to the related party nature of the transaction, the difference was credited directly to member’s equity and had no impact on our statement of operations.

On August 14, 2009, we closed the offering of the old notes. The gross proceeds from the offering after taking into account original issue discount, and certain of GSMC’s out-of-pocket expenses incurred in connection with the repayment, were $311,250,000. The gross proceeds of the offering were used to repay the then existing balance of the Restructured Term Loan. Upon the payment of the gross proceeds from that offering, GSMC forgave the remaining balance of the Restructured Term Loan and the Restructured Term Loan was deemed repaid in its entirety.

Upon the sale of the old notes, the appropriate guidance for troubled debt restructurings no longer applies. As a result, we increased members’ equity by $215.6 million, which was determined by the difference between the amount of the notes and the Liability, net of any fees paid at closing and the original issue discount, and report interest expense associated with the notes on the statement of operations.

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Results of Operations

The following table sets forth the results of our operations for the periods indicated.

	Year ended December 31,
	2012	2011	2010
	(in millions)
Income Statement Data:
Revenues:
Casino	$200.7	$202.2	$205.0
Hotel	64.1	64.0	55.9
Food and beverage	66.9	68.4	67.1
Tower, retail and other	33.2	32.7	33.4
Gross revenues	364.9	367.3	361.4
Less promotional allowances	25.1	24.7	24.3
Net revenues	339.8	342.6	337.1

Costs and expenses:
Casino	65.1	66.1	66.3
Hotel	34.1	34.3	33.3
Food and beverage	51.6	51.3	50.5
Other operating expenses	11.5	12.0	13.1
Selling, general and administrative	116.0	113.2	116.4
Pre-opening costs	0.1	-	0.3
Depreciation and amortization	33.3	39.1	46.4
Impairment of assets	-	0.3	2.0
Total costs and expenses	311.7	316.3	328.3
Income from operations	$28.1	$26.3	$8.8

EBITDA Reconciliation:
Net loss	$(15.8)	$(20.3)	$(36.7)
Interest expense	42.8	45.2	45.6
Depreciation and amortization	33.3	39.1	46.4
EBITDA	$60.3	$64.0	$55.3

Regulation G, “Conditions for Use of Non-GAAP Financial Measures,” prescribes the conditions for use of non-GAAP financial information in public disclosures. We believe that our presentation of EBITDA is an important supplemental measure of our operating performance to investors. EBITDA is a commonly used measure of performance in our industry which we believe, when considered with measures calculated in accordance with United States Generally Accepted Accounting Principles (GAAP), gives investors a more complete understanding of operating results before the impact of investing and financing transactions and income taxes and facilitates comparisons between us and our competitors. We believe this measure will be used by investors in their assessment of our operating performance and the valuation of our Company.

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Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Generally weak economic conditions persisting throughout the United States continue to negatively impact tourism in Southern Nevada. Las Vegas, however, experienced some positive trends in overall demand in 2012. For the year ended December 31, 2012, the LVCVA reported year-over-year increases in visitor volume, room nights occupied and ADR . While gross gaming revenues have shown monthly year-over-year increases, a significant contributor was baccarat play, which is favored by high-end international guests. Our properties do not target the baccarat player. Unlike Las Vegas, Laughlin, NV continues to experience declining demand and revenues in 2012 according to the LVCVA. The Clark County and Las Vegas local economies continue to be characterized by high unemployment; however, real estate values, and taxable sales have begun to improve. In order to increase occupancies and visitor traffic to casinos, operators in both the tourist and local markets have become more aggressive with promotions that include gaming incentives, reduced room rates, reduced entertainment prices, and food incentives to drive traffic to their properties. All of these factors have impacted our operations.

Our consolidated gross revenues decreased 0.7% to $364.9 million for the year ended December 31, 2012 from $367.3 million for the year ended December 31, 2011. Consolidated income from operations and EBITDA increased 6.8% and decreased 5.8% to $28.1 million and $60.3 million for the year ended December 31, 2012 compared to $26.3 million and $64.0 million for the year ended December 31, 2011. The decreases in our gross revenues and EBITDA are due primarily to decreases in gaming and food and beverage revenues. Gross revenues and EBITDA were impacted by the 21 day closure of the Stratosphere’s Top of the World restaurant for renovations in November and December 2012. Top of the World revenues declined 0.3% for the year ended December 31, 2012 compared to the year ended December 31, 2011. Income from operations and EBITDA for the year ended December 31, 2012 benefited from a decrease in advertising expenses. Advertising expenses for the year ended December 31, 2012 were $5.8 million compared to $7.4 million for the year ended December 31, 2011. Advertising expenses for the year ended December 31, 2011 were impacted by the launch of the Elevate Your Expectations advertising campaign for the Stratosphere and an advertising campaign supporting the opening of Ron’s Steakhouse at Arizona Charlie’s Decatur. For the year ended December 31, 2012, depreciation and amortization expense, decreased 14.8% to $33.3 million compared to $39.1 million for the year ended December 31, 2011 as many assets became fully depreciated during 2011. Income from operations and EBITDA for the year ended December 31, 2012 were negatively impacted by a 2.5% increase in selling, general and administrative expenses. The increase in selling, general and administrative expenses for the year ended December 31, 2012 was due largely to the following items: (1) a 65.2% increase in repair and maintenance expenses to approximately $3.8 million for the year ended December 31, 2012 compared to approximately $2.3 million for the year ended December 31, 2011 due to projects at the Aquarius, Arizona Charlie’s Decatur and Arizona Charlie’s Boulder; (2) approximately $840,000 in expenses related to a terminated refinancing of the 11% Senior Secured Notes and (3) we began to accrue for sales taxes on complimentary meals provided to customers and employees based on a decision by the Nevada Tax Commission which, resulted in approximately $677,000 in expenses. EBITDA for the year ended December 31, 2012 was also negatively impacted by a $1.1 million charge for the early redemption of debt related to the voluntary redemption of 5% of the aggregate principal amount of our 11% Senior Secured Notes, of which approximately $737,000 was non-cash. During the year ended December 31, 2011, EBITDA was negatively impacted by a $1.4 million charge for the early redemption of 5% of our 11% Senior Secured Notes, of which $1.0 million was non-cash. In addition, during the year ended December 31, 2011, we recognized a non-cash loss on impairment of assets of approximately $290,000. We also expensed approximately $1.0 million for management fees for the year ended December 31, 2012, compared to $1.1 million for the year ended December 31, 2011. As a result, our consolidated net operating margin increased to 8.3% for the year ended December 31, 2012 compared to 7.7% for the year ended December 31, 2011.

Casino

Casino revenues consist of revenues from slot machines, table games, poker, race and sports book, bingo and keno. Casino revenues decreased 0.7% to $200.7 million for the year ended December 31, 2012, compared to $202.2 million for the year ended December 31, 2011. Decreased revenues at the two Arizona Charlie’s properties were partially offset by higher revenues at the Stratosphere and the Aquarius. The revenue declines for the two Arizona Charlie’s properties were due to lower slot and table customer counts, intense competition and high levels of promotional activity among the casinos within the Las Vegas locals market and a relatively weak local economy. Additionally, our slot hold decreased 0.1 percentage points. For the year ended December 31, 2012, slot machine revenues were 85.1% of casino revenues and table game revenues were 11.8% of casino revenues, compared to 85.1% and 11.4% of casino revenues, respectively, for the year ended December 31, 2011. Other casino revenues, consisting of race and sports book, poker, bingo and keno, decreased 11.3% for the year ended December 31, 2012 compared to the year ended December 31, 2011. Race and sports book revenues increased 4.8% for the year ended December 31, 2012 compared to the year ended December 31, 2011 due to a 0.6 percentage point increase in hold partially offset by an 1.0% decline in handle. Bingo and poker revenues declined 48.6% and 4.0% respectively for the year ended December 31, 2012 compared to the year ended December 31, 2011. Bingo revenues decreased due to a 9.7% decrease in the number of patrons and a 3.6 percentage point decrease in hold. Increased promotional activity and special game offerings by our competitors helped drive the decrease in patrons. Casino operating expenses decreased 1.5% to $65.1 million, or 32.4% of casino revenues, for the year ended December 31, 2012, from $66.1 million or 32.7% of casino revenues, for the year ended December 31, 2011. This decrease was primarily due to decreased participation expenses, revenue taxes and repair and maintenance expenses. Participation expense consists of fees paid to game owners for use of their games. Repair and maintenance expenses declined because we spent approximately $186,000 to replace bill validators and monitors on our slot machines for the year ended December 31, 2012 compared to $468,000 for the year ended December 31, 2011. Our casino operating margin increased to 67.6% for the year ended December 31, 2012 compared to 67.3% for the year ended December 31, 2011.

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Hotel

Hotel revenues increased 0.2% to $64.1 million for the year ended December 31, 2012 from $64.0 million for the year ended December 31, 2011. Increased revenues at the Aquarius were offset by decreased revenues for the Stratosphere for the year ended December 31, 2012 compared to the year ended December 31, 2011. Overall occupancy increased to 67.4% for the year ended December 31, 2012 compared to 66.7% for the year ended December 31, 2011. Our overall ADR decreased 0.6% for the year ended December 31, 2012 compared to the year ended December 31, 2011.  Our hotel expenses decreased 0.6% to $34.1 million for the year ended December 31, 2012, compared to $34.3 million for the Year ended December 31, 2011.   The decrease in hotel expenses was due primarily to decreased supplies expenses and bad debt write offs. Due to the small increase in revenues and decline in expenses, our hotel operating margin increased to 46.8% for the year ended December 31, 2012 as compared to 46.4% for the year ended December 31, 2011.

Food and Beverage

Food and beverage revenues decreased 2.2% to $66.9 million for the year ended December 31, 2012 compared to $68.4 million for the year ended December 31, 2011. Revenues were impacted by the closure of the Top of the World restaurant at the Stratosphere for 21 days in November and December 2012 for renovations. Top of the World revenues declined 0.3% for the year ended December 31, 2012 compared to the year ended December 31, 2011. Overall, average revenue per cover for the year ended December 31, 2012 increased 3.5% compared to the year ended December 31, 2011, while food covers and beverage covers decreased 5.5% and 3.2%, respectively.  Our food and beverage expenses increased 0.6% to $51.6 million for the year ended December 31, 2012 compared to $51.3 million for the year ended December 31, 2011 due primarily to increased labor costs. Our food and beverage operating margin decreased to 22.9% for the year ended December 31, 2012 as compared to 25.0% for the year ended December 31, 2011. Food and beverage operating margin was impacted by the opening of McCall’s Heartland Grill on October 25, 2012. We expect food and beverage operating margin to increase in 2013 as efficiency at McCall’s Heartland Grill improves.

Tower, Retail and Other

Tower, retail and other revenues increased 1.5% to $33.2 million for the year ended December 31, 2012 from $32.7 million for the year ended December 31, 2011. Tower revenues increased 0.8% for the year ended December 31, 2012, compared to the year ended December 31, 2011. The primary reason for the increase in Tower revenues for year ended December 31, 2012 compared to the year ended December 31, 2011 was a 5.2% increase in average revenue per guest admission and an 8.0% increase in Sky Jump revenues. Entertainment revenue declined 0.1% for the year ended December 31, 2012, compared to the year ended December 31, 2011. The decrease in revenue was due in part to the closure of the Bite show at the Stratosphere on October 31, 2012. Retail revenue decreased 2.0% for the year ended December 31, 2012, compared to the year ended December 31, 2011. Retail revenues declined due to increased tenant vacancies and rent concessions. Other operating income increased 8.6% for the year ended December 31, 2012, compared to the year ended December 31, 2011. The increase was primarily due to higher ATM commission revenues and rental income. Other operating expenses decreased 4.2% to $11.5 million for the year ended December 31, 2012, compared to $12.0 million for the year ended December 31, 2011. This decrease was primarily due to lower labor costs, repair and maintenance expenses, entertainment fees and property taxes.

Promotional Allowances

Promotional allowances are comprised of the retail value of goods and services provided to casino customers under various marketing programs. As a percentage of casino revenues, promotional allowances increased to 12.5% for the year ended December 31, 2012 compared to 12.2% for the year ended December 31, 2011. Increased room and show promotional activity was partially offset by decreased food and beverage promotions.

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Pre-opening Expense

We incurred $72,000 in pre-opening costs for the year ended December 31, 2012 compared to none for the year ended December 31, 2011. Pre-opening costs for the year ended December 31, 2012 were primarily comprised of equipment, labor costs and supplies for the McCall’s Heartland Grill restaurant venue at the Stratosphere and Pin Up, a burlesque show at the Stratosphere. Pre-opening expenses associated with McCall’s Heartland Grill and Pin Up were approximately $55,000 and $17,000 respectively. McCall’s Heartland Grill opened to the public on October 25, 2012 and Pin Up opened to the public on March 2, 2013.

Selling, General and Administrative

Selling, general and administrative expenses are primarily comprised of payroll, marketing, advertising, utilities and other administrative expenses. These expenses increased 2.5% to $116.0 million, or 31.8% of gross revenues, for the year ended December 31, 2012, compared to $113.2 million, or 30.8% of gross revenues, for the year ended December 31, 2011. During the year ended December 31, 2012 we incurred approximately $840,000 in expenses related to a terminated refinancing of the 11% Senior Secured Notes. In addition, sales tax expenses for the year ended December 31, 2012 includes approximately $248,000 for an audit assessment related to a Nevada Department of Taxation audit. Additionally, as a result of a decision by the Nevada Tax Commission, we began to accrue for sales taxes on complimentary meals provided to customers and employees resulting in an additional $677,000 in expenses. Repair and maintenance expenses increased 65.2% to approximately $3.8 million for the year ended December 31, 2012 compared to approximately $2.3 million for the year ended December 31, 2011 due to projects at the Aquarius, Arizona Charlie’s Decatur and Arizona Charlie’s Boulder. These increases were partially offset by decreases in advertising expenses, utilities and property taxes. Advertising expenses for the year ended December 31, 2012 were $5.8 million compared to $7.4 million for the year ended December 31, 2011. The primary reason for higher advertising expenses during the year ended December 31, 2011 was the Elevate Your Expectations advertising campaign for the Stratosphere and an advertising campaign supporting the opening of Ron’s Steakhouse at Arizona Charlie’s Decatur.

Impairment of Assets

We account for indefinite-lived intangible assets in accordance with applicable guidance; accordingly, we perform an annual impairment test of indefinite-lived intangible assets in the fourth quarter of each year and whenever a triggering event occurs which causes us to perform an impairment test. As of November 1, 2012 we performed an impairment test which found that none of our intangible assets were impaired. However, future impairment related asset write-downs are possible for Arizona Charlie’s Boulder in particular if declining revenue trends continue. During the three months ended December 31, 2011, due to continued levels of high unemployment and reduced customer spending, we revised our Arizona Charlie’s Boulder revenue forecasts. As of November 1, 2011 we performed an impairment test which resulted in the non-cash write-down of the Arizona Charlie’s Boulder trade names by $290,000.

Long-lived assets, which are to be held and used, including intangibles and property and equipment, are periodically reviewed by management for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. If an indicator of impairment exists, the Company compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then impairment is measured as the difference between fair value and carrying value, with fair value typically based on a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs.

Interest Expense

Interest expense decreased 5.3% to $42.8 million for the year ended December 31, 2012, compared to $45.2 million for the year ended December 31, 2011. The decrease was due primarily to the redemption of 5% of the aggregate principal amount of our 11% Senior Secured Notes on May 31, 2011 and the redemption of an additional 5% of the aggregate principle amount of our 11% Senior Secured Notes on April 30, 2012.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Generally weak economic conditions throughout the United States stemming from a severe recession precipitated an economic slowdown that has negatively impacted tourism in Southern Nevada. Las Vegas, however, experienced some positive trends in overall demand in 2011. For the year ended December 31, 2011, the LVCVA reported year-over-year increases in visitor volume, room nights occupied and ADR. While gross gaming revenues have shown monthly year-over-year increases, a significant contributor was baccarat play, which is favored by high-end international guests. Our properties do not target the baccarat player. Unlike Las Vegas, Laughlin, NV continues to experience declining demand and revenues in 2011 according to the LVCVA. The Clark County and Las Vegas local economies continue to be characterized by high unemployment, declining real estate values and depressed taxable sales. As occupancies and visitor traffic to casinos decline, operators in both the tourist and local markets have become more aggressive with promotions that include gaming incentives, reduced room rates, reduced entertainment prices, and food incentives to drive traffic to their properties. All of these factors have impacted our operations.

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Consolidated gross revenues increased 1.6% to $367.3 million for the year ended December 31, 2011 from $361.4 million for the year ended December 31, 2010. Consolidated income from operations and EBITDA increased 198.9% and 15.7% to $26.3 million and $64.0 million for the year ended December 31, 2011 compared to $8.8 million and $55.3 million for the year ended December 31, 2010. The increases in our gross revenues, income from operations and EBITDA are due primarily to revenue growth for our hotel division caused by higher average daily room rates and market factors, such as the increased visitation to Las Vegas. Income from operations and EBITDA for the year ended December 31, 2011 were impacted by the launch of the Elevate Your Expectations advertising campaign for the Stratosphere and an advertising campaign supporting the opening of Ron’s Steakhouse at Arizona Charlie’s Decatur. Advertising expenses for the year ended December 31, 2011 were $7.4 million compared to $4.9 million for the year ended December 31, 2010. For the year ended December 31, 2011, depreciation and amortization expense, decreased 15.7% to $39.1 million compared to $46.4 million for the year ended December 31, 2010 as many assets became fully depreciated during the first three months of 2011. During the year ended December 31, 2011, EBITDA was negatively impacted by a $1.4 million charge for the early redemption of 5% of our 11% Senior Secured Notes, of which $1.0 million was non-cash. In addition, during the year ended December 31, 2011, we recognized a non-cash loss on impairment of assets of approximately $290,000. During the year ended December 31, 2010, we recognized non-cash charges of approximately $4.3 million for a loss on the disposal of assets and recorded a $2.0 million loss on impairment of assets. We also expensed approximately $1.1 million for management fees for the year ended December 31, 2011, compared to $1.5 million for the year ended December 31, 2010. As a result, our consolidated net operating margin increased to 7.7% for the year ended December 31, 2011 compared to 2.6% for the year ended December 31, 2010.

Casino

Casino revenues consist of revenues from slot machines, table games, poker, race and sports book, bingo and keno. Casino revenues decreased 1.4% to $202.2 million for the year ended December 31, 2011, compared to $205.0 million for the year ended December 31, 2010. Decreased revenues at the two Arizona Charlie’s properties and the Aquarius were partially offset by higher revenues at the Stratosphere. The revenue declines for the two Arizona Charlie’s properties were due to lower slot and table customer counts, intense competition and high levels of promotional activity among the casinos within the Las Vegas locals market and a relatively weak local economy. The revenue decrease at the Aquarius was due largely to a decline in table drop and declines in race and sports book handle and hold. Overall, the revenue decrease was primarily due to a 2.0% decrease in slot coin-in, a 0.4% decrease in table drop and a 0.9 percentage point decrease in table hold. For the year ended December 31, 2011, slot machine revenues were 85.1% of casino revenues and table game revenues were 11.4% of casino revenues, compared to 84.3% and 11.9% of casino revenues, respectively, for the year ended December 31, 2010. Other casino revenues, consisting of race and sports book, poker, bingo and keno, decreased 9.0% for the year ended December 31, 2011 compared to the year ended December 31, 2010. Race and sports book revenues decreased 23.9% for the year ended December 31, 2011 compared to the year ended December 31, 2010 due to an 8.8% decline in handle and a 2.0 percentage point decrease in hold. The decline in race and sports book revenues were partially offset by 17.7% and 21.0% increases in bingo and poker revenues respectively for the year ended December 31, 2011 compared to the year ended December 31, 2010. Bingo revenues increased due to a 1.1 percentage point increase in hold and poker revenues increased due to higher tournament revenues. Casino operating expenses decreased 0.3% to $66.1 million, or 32.7% of casino revenues, for the year ended December 31, 2011, from $66.3 million or 32.3% of casino revenues, for the year ended December 31, 2010. This decrease was primarily due to decreased participation expenses and revenue tax expenses. Participation expense consists of fees paid to game owners for use of their games. These expense declines were partially offset by an increase of approximate $465,000 in repair and maintenance cost for the year ended December 31, 2011 compared to the year ended December 31, 2010. These expenses increased because we spent approximately $468,000 to replace bill validators and monitors on our slot machines. Due to flat labor costs and the increase in repair and maintenance expenses, our casino operating margin decreased to 67.3% for the year ended December 31, 2011 compared to 67.7% for the year ended December 31, 2010.

Hotel

Hotel revenues increased 14.5% to $64.0 million for the year ended December 31, 2011 from $55.9 million for the year ended December 31, 2010. Revenues increased at all properties for the year ended December 31, 2011 compared to the year ended December 31, 2010. Overall occupancy increased to 66.7% for the year ended December 31, 2011 compared to 65.7% for the year ended December 31, 2010, and increased for all properties except the Aquarius. Our overall average daily room rate increased 13.8% for the year ended December 31, 2011 compared to the year ended December 31, 2010.  Our hotel expenses increased 3.0% to $34.3 million for the year ended December 31, 2011, compared to $33.3 million for the Year ended December 31, 2010.   The increase in hotel expenses was due primarily to higher labor costs and expenses related to higher occupancy. Due to the increase in revenues, our Hotel operating margin increased to 46.4% for the year ended December 31, 2011 as compared to 40.4% for the year ended December 31, 2010.

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Food and Beverage

Food and beverage revenues increased 1.9% to $68.4 million for the year ended December 31, 2011 compared to $67.1 million for the year ended December 31, 2010.   Average revenue per cover for the year ended December 31, 2011 increased 4.0% compared to the year ended December 31, 2010, while food covers and beverage covers decreased 2.2% and 3.7%, respectively.  Our food and beverage expenses increased 1.6% to $51.3 million for the year ended December 31, 2011 compared to $50.5 million for the year ended December 31, 2010 due primarily to rising product costs. Our food and beverage operating margin increased slightly to 25.0% for the year ended December 31, 2011 as compared to 24.7% for the year ended December 31, 2010.

Tower, Retail and Other

Tower, retail and other revenues decreased 2.1% to $32.7 million for the year ended December 31, 2011 from $33.4 million for the year ended December 31, 2010. Tower revenues increased 5.6% for the year ended December 31, 2011, compared to the year ended December 31, 2010. The primary reason for the increase in Tower revenues for year ended December 31, 2011 compared to the year ended December 31, 2010 was the introduction of the Sky Jump Las Vegas ride on April 21, 2010. Entertainment revenue declined 49.5% for the year ended December 31, 2011, compared to the year ended December 31, 2010. The decrease in revenue was due primarily to the closure of the American Superstars show at the Stratosphere on March 30, 2011 and a reduction in the number of events at the Aquarius. On November 9, 2011 we introduced a new show at the Stratosphere, Frankie Moreno Live at Stratosphere, with three performances per week. Retail revenue decreased 4.4% for the year ended December 31, 2011, compared to the year ended December 31, 2010. Retail revenues declined due to increased tenant vacancies and rent concessions. Other operating income increased 6.3% for the year ended December 31, 2011, compared to the year ended December 31, 2010. The increase was primarily due to higher construction management revenues. Other operating expenses decreased 8.4% to $12.0 million for the year ended December 31, 2011, compared to $13.1 million for the year ended December 31, 2010. This decrease was primarily due to a decrease in entertainer fees to American Superstars and outdoor events at the Aquarius.

Promotional Allowances

Promotional allowances are comprised of the retail value of goods and services provided to casino customers under various marketing programs. As a percentage of casino revenues, promotional allowances increased to 12.2% for the year ended December 31, 2011 compared to 11.9% for the year ended December 31, 2010. Increased room promotional activity due to higher average daily rates was partially offset by decreased food, beverage and show promotions.

Pre-opening Expense

We did not incur any pre-opening costs for the year ended December 31, 2011 compared to $307,000 for the year ended December 31, 2010. Pre-opening costs for the year ended December 31, 2010 were primarily comprised of marketing related expenses, labor costs and supplies for Sky Jump Las Vegas and Ron’s Steakhouse at Arizona Charlie’s Decatur. Pre-opening expenses associated with Sky Jump Las Vegas and Ron’s Steakhouse were approximately $283,000 and $24,000 respectively. Sky Jump Las Vegas opened to the public on April 21, 2010 and Ron’s Steakhouse opened to the public on December 17, 2010.

Selling, General and Administrative

Selling, general and administrative expenses are primarily comprised of payroll, marketing, advertising, utilities and other administrative expenses. These expenses decreased 2.7% to $113.2 million, or 30.8% of gross revenues, for the year ended December 31, 2011, compared to $116.4 million, or 32.2% of gross revenues, for the year ended December 31, 2010. This decrease was primarily due to a small gain on disposal of assets compared to a loss of $4.3 million in 2010 and lower utilities, asset management fees and property tax expenses. For the year ended December 31, 2010, loss on disposal of assets was primarily the result of the hotel renovation at the Stratosphere. These improvements were partially offset by increases in labor costs and advertising expenses. During the year ended December 31, 2011, we spent $7.4 million on advertising compared to $4.9 million during the year ended December 31, 2010. The majority of the increase in advertising was related to the Stratosphere’s Elevate Your Expectations campaign.

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Impairment of Assets

We account for indefinite-lived intangible assets in accordance with applicable guidance; accordingly, we perform an annual impairment test of indefinite-lived intangible assets in the fourth quarter of each year and whenever a triggering event occurs which causes us to perform an impairment test. During the three months ended December 31, 2011, due to continued levels of high unemployment and reduced customer spending we revised our Arizona Charlie’s Boulder revenue forecasts. As of November 1, 2011 we performed an impairment test which resulted in the non-cash write-down of the Arizona Charlie’s Boulder trade names by $290,000. During the three months ended June 30, 2010, due to continued weakness in consumer spending, increased room supply in the Las Vegas market and decreased spending by visitors to the Stratosphere we revised our Stratosphere revenue forecasts. We considered this revision to Stratosphere’s forecasted revenues to be a triggering event. As of June 30, 2010 we performed impairment tests that resulted in the non-cash write-down of the Stratosphere trade names of $2.0 million. The impairment of these assets was due primarily to our decrease in revenues, which was an indication that these assets may not be recoverable.

Long-lived assets, which are to be held and used, including intangibles and property and equipment, are periodically reviewed by management for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. If an indicator of impairment exists, the Company compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then impairment is measured as the difference between fair value and carrying value, with fair value typically based on a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs.

Interest Expense

Interest expense decreased 0.9% to $45.2 million for the year ended December 31, 2011, compared to $45.6 million for the year ended December 31, 2010. The decrease was due primarily to the redemption of 5% of our 11% Senior Secured Notes on May 31, 2011.

Financial Condition

Liquidity and Capital Resources

The following liquidity and capital resources discussion contains certain forward-looking statements with respect to our business, financial condition, results of operations, dispositions, acquisitions, renovation projects and our subsidiaries, which involve risks and uncertainties that cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied herein. Such risks and uncertainties include, but are not limited to, financial market risks, the ability to maintain existing management, competition within the gaming industry, the cyclical nature of the hotel business and gaming business, economic conditions, regulatory matters and litigation and other risks described in our filings with the Securities and Exchange Commission. In addition, renovation projects entail significant risks, including shortages of materials or skilled labor, unforeseen regulatory problems, work stoppages, weather interference, floods, unanticipated cost increases, and disruption to business. The anticipated costs and construction periods are based on budgets, conceptual design documents and construction schedule estimates. There can be no assurance that the budgeted costs or construction period will be met. All forward-looking statements are based on our current expectations and projections about future events.

During the year ended December 31, 2012, our Net Cash Provided by Operating Activities was approximately $24.8 million, an increase of 18.1%, compared to $21.0 million for the year ended December 31, 2011. Cash flows used in investing activities were $16.4 million for the year ended December 31, 2012, and consisted primarily of $17.4 million of capital expenditures (including approximately $900,000 in non-cash items), of which approximately $2.0 million was spent on slot machine replacements and conversions, $1.3 million on a replacement fire safety system at the Stratosphere, $4.7 million for renovations to our hotel rooms, public areas and food and beverage venues, $1.4 million on information technology and $8.0 million on our facilities and operations. During the year ended December 31, 2011, our total capital expenditures were $15.5 million (including approximately $1.4 million in non-cash items), of which approximately $4.2 million was spent on slot machine replacements and conversions, $1.1 million on hotel room renovations and upgrades, $1.8 million was spent on a replacement fire safety system for the Stratosphere, $2.6 million for renovations of our food and beverage venues and public areas and $5.8 million on our facilities, operations and information technology.

Our primary cash requirements for 2013 are expected to include (i) expenses associated with ongoing day-to-day operations, (ii) interest payments on indebtedness, (iii) payments for design and development costs of future projects, and (iv) regular maintenance and other capital expenditures which will be evaluated throughout the year.

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Our 2013 capital expenditure budget of approximately $18.2 million includes approximately $5.6 million for slot machines and conversions. In addition, we are evaluating additional improvements to our properties that we believe will enhance the overall guest experience.

In addition to our capital expenditures, we will pay interest on our notes semi-annually, every June 15 and December 15 until maturity.

We may from time to time seek to retire or repurchase our outstanding 11% Senior Secured Notes through cash purchases in the open market, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material. On April 30, 2012, the Issuers redeemed five percent (5%) of aggregate principal amount of the 11% Senior Secured Notes. The redemption price for the 11% Senior Secured Notes was 102% of the principal amount or $19.1 million, plus accrued interest to the redemption date of approximately $773,000. On May 31, 2011, the Issuers elected to redeem five percent (5%) of aggregate principal amount of the 11% Senior Secured Notes. The redemption price was 102% of the principal amount, or $19.1 million, plus accrued interest to the redemption date of approximately $951,000. Interest on the 11% Senior Secured Notes called for redemption ceased to accrue on and after the redemption date. As a result of the redemptions, our interest payments decreased to approximately $18.6 million every June 15 and December 15. On or after June 15, 2013, we have the ability to call the 11% Senior Secured Notes at par value, or 100% of the principal amount, plus accrued interest to the applicable call date.

At December 31, 2012, we had unrestricted cash and cash equivalents of $63.2 million. We believe our cash flow from operations and our cash balances will be sufficient to fund our operations, interest payments and capital expenditures for the next 12 months. However, our ability to fund our operations, make payments on our debt and fund planned capital expenditures will depend on our ability to generate cash in the future. This is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control as well as the factors described in the section entitled Risk Factors in Item 1A.

Effect of the Old Notes Offering and the Exchange Offer

The indenture governing the notes contains a number of restrictions including restrictions on the incurrence of debt and restrictions on paying dividend. Under the terms of the notes, any modification or waiver (including any waiver of a default) would typically require an amendment to the terms of the indenture and the consent of the requisite percentage of holders of the notes thereto.

The notes are governed by the same indenture as the old notes, and, as a result, the exchange offer did not have an incremental effect on our operational flexibility.

We currently do not have a revolving credit facility. Under the indenture for the notes, if we are able to meet a certain leverage ratio, we may enter into and incur up to $20.0 million in indebtedness under a credit facility, which would share equally and ratably in the collateral securing the notes. There can be no assurance that we will be able to meet this leverage ratio at any time during the term of the notes. Even if we are able to meet this leverage ratio, there can be no assurance that we will be able to obtain a credit facility. As a result, we expect our primary source of cash to come from the operation of our properties.

Our primary cash requirements for 2013 are expected to include (i) expenses associated with ongoing day-to-day operations, (ii) interest payments on indebtedness, (iii) regular maintenance and other capital expenditures of approximately $18.2 million, which will be evaluated throughout the year, and (iv) payments for design and development costs of future projects.

We believe that our cash flows from operations, restricted cash, and existing cash balances will be adequate to satisfy our anticipated uses of capital during the next twelve months. However, our forecasts of operations and estimates of our reasonably anticipated liquidity needs may change and further deterioration in the Las Vegas, Laughlin and U.S. economies, or other unforeseen events could occur, resulting in the need to raise additional funds from outside sources. Additional financing, if needed, may not be available to us, or if available, the financing may not be on terms favorable to us.

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The table below sets forth our contractual obligations as of December 31, 2012.

		Payments due by Period
		Less than	1-3	4-5	More than
Contractual Obligations	Total	1 Year	Years	Years	5 Years
	(in thousands)

Debt[1]	$337,500	$-	$337,500	$-	$-
Interest on debt	55,688	37,125	18,563	-	-
Capital leases, including interest[2]	7,870	417	554	170	6,729
Operating leases	100	44	56	-	-
Other Contractual Obligations	2,369	2,369	-	-	-
Total	$403,527	$39,955	$356,673	$170	$6,729

(1)	Does not reflect unamortized discount of $8,304.

(2)	Contractual obligations for capital leases include amounts due under a 99-year lease for storage space located at the Arizona Charlie’s Decatur property. We are currently making monthly payments for the storage space of approximately $7,600.

Off-Balance Sheet Liabilities

We do not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. As such, we are required to make estimates and assumptions about the effects of matters that are inherently uncertain. Those estimates and assumptions are derived and continually evaluated based on historical experiences, current facts and circumstances, and changes in the business environment. However, actual results may sometimes differ materially from estimates under different conditions. We have summarized our significant accounting policies in Note 1 to our consolidated financial statements. Of the accounting policies, we believe the following may involve a higher degree of judgment and complexity.

Revenue Recognition

Casino revenue is recorded as the net win from gaming activities (the difference between gaming wins and losses). Casino revenues are net of accruals for anticipated payouts of progressive and certain other slot machine jackpots. Contingent rental income is recognized when the right to receive such rental income is established according to the lease agreements. All other revenues are recognized as the services are provided. Gross revenues include the retail value of rooms, food and beverage and other items that are provided to customers on a complimentary basis. Such amounts are then deducted as promotional allowances. Promotional allowances also include incentives for goods and services earned in our slot club and other gaming programs.

The Company collects taxes from customers at the point of sale on transactions subject to sales and other taxes. Revenues are recorded net of any taxes collected.

We also reward customers, through the use of loyalty programs, with Free Play and points based on amounts wagered, that can be redeemed for a specified period of time for cash or non-cash awards. We deduct the cash incentive amounts from casino revenue.

Slot Club Liability

We offer a program, named ace|PLAY, whereby participants can accumulate points for casino wagering that can currently be redeemed for cash, free play, lodging, food and beverages, and merchandise. Participant points expire after thirteen months of no activity. A liability is recorded for the estimate of unredeemed points based upon redemption history at our casinos. Changes in the program, increases in membership and changes in the redemption patterns of the participants can impact this liability. Slot club liability is included in accrued expenses on the consolidated balance sheet.

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Self-Insurance

We retain the obligation for certain losses related to customers’ claims of personal injuries incurred while on our properties, for the first $100,000 per claim. We accrue for outstanding reported claims, claims that have been incurred but not reported and projected claims based upon management’s estimates of the aggregate liability for uninsured claims using historical experience, and adjusting company’s estimates and the estimated trends in claim values. Although management believes it has the ability to adequately project and record estimated claim payments, it is possible that actual results could differ significantly from the recorded liabilities.

Intangible Assets and Long-Lived Assets

Our finite-lived intangible assets consist of a non-compete agreement and player loyalty plan, and our indefinite-lived intangible assets consist of trade names. Acquired assets are recorded at fair value on the date of acquisition. Finite-lived intangible assets are amortized over the estimated period to be benefited. Indefinite-lived intangible assets are not amortized, but are reviewed annually for impairment, during the fourth quarter.

We account for indefinite-lived intangible assets in accordance with applicable guidance. For indefinite-lived intangible assets, we perform an annual impairment test of these assets in the fourth quarter of each year and between annual dates in certain circumstances. For assets to be disposed of we recognize the asset at the lower of carrying value or fair market value, less costs of disposal, as estimated based on comparable asset sales, solicited offers, or a discounted cash flow model. For long-lived assets to be held and used, we review for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We then compare the estimated undiscounted future cash flows of the asset to the carrying value of the asset. The asset is not impaired if the undiscounted future cash flows exceed its carrying value. If the carrying value exceeds the undiscounted future cash flows, then an impairment charge is recorded, typically measured using a discounted cash flow model, which is based on the estimated future results of the relevant reporting property discounted using our weighted-average cost of capital and market indicators of terminal year free cash flow multiples. If an asset is under development, future cash flows include remaining construction costs. All recognized impairment charges are recorded as operating expenses.

Management must make various assumptions and estimates in performing its impairment testing. For instance, management must first determine the usage of the asset. To the extent management decides that an asset will be sold or abandoned, it is more likely that impairment may be recognized. Assets must be tested at the lowest level for which identifiable cash flows exist, which means that some assets must be grouped, and management has some discretion in the grouping of assets. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates. If our ongoing estimates of future cash flows are not met, we may have to record additional impairment charges in future accounting periods. Our estimates of cash flows are based on the current regulatory, social and economic climates, recent operating information and budgets of the various properties where we conduct operations. These estimates could be negatively impacted by changes in federal, state or local regulations, economic downturns, or other events affecting various forms of travel and access to our properties.

See Results of Operations above for a discussion of write-downs and impairment charges recorded during the years ended December 31, 2011 and 2010. The majority of the impairment charges recorded for the years ended December 31, 2011 and 2010 are primarily related to the ongoing recession, which has caused us to reduce our estimates for projected revenue and cash flows, has reduced overall industry valuations, and has caused an increase in discount rates in the credit and equity markets.

Commitments and Contingencies

On an ongoing basis, we assess the potential liabilities related to any lawsuits or claims brought against us. While it is typically very difficult to determine the timing and ultimate outcome of such actions, the Company uses its best judgment to determine if it is probable that it will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable loss, if any, can be made. We accrue a liability when we believe a loss is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertainties related to the eventual outcome of litigation, it is possible that certain matters may be resolved for amounts materially different from any provisions or disclosures that we previously made.

Recently Issued Accounting Pronouncements

In July 2012, FASB issued Accounting Standards Update 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment. This update amends prior guidance to allow an entity to first evaluate qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform a quantitative impairment test. The amended guidance is effective for annual and interim impairment tests performed for the fiscal years beginning after September 15, 2012, with early adoption permitted. Adoption of this guidance is not expected to have a material impact on our financial statements.

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Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. Our primary risk exposure relates to interest rate risk. All of our long-term debt is subject to fixed rates of interest at 11% and does not mature until June 15, 2014.

The fair value of our debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to us for debt of the same remaining maturities. The estimated fair value of the 11% Senior Secured Notes was approximately $344.3 million as of December 31, 2012. For the year ended December 31, 2012, we incurred approximately $42.8 million in interest expense.

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ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

45

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Members

American Casino & Entertainment Properties LLC

We have audited the accompanying consolidated balance sheets of American Casino & Entertainment Properties LLC and subsidiaries (collectively, the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, members’ equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Casino & Entertainment Properties LLC and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Reno, Nevada

March 21, 2013

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AMERICAN CASINO & ENTERTAINMENT PROPERTIES LLC
CONSOLIDATED BALANCE SHEETS

	As of December 31, 2012	As of December 31, 2011
	(In thousands)
Assets
Current Assets:
Cash and cash equivalents	$63,169	$74,201
Investments-restricted	211	211
Accounts receivable, net	3,519	4,280
Accounts receivable, net - related party	102	196
Other current assets	11,701	11,462
Total Current Assets	78,702	90,350
Property and equipment, net	1,097,638	1,111,787
Debt issuance costs, net	1,232	2,055
Intangible and other assets	15,967	17,837
Total Assets	$1,193,539	$1,222,029

Liabilities and Members' Equity
Current Liabilities:
Accounts payable	$4,979	$4,730
Accrued expenses	16,959	16,429
Accounts payable and accrued expenses - related party	6	13
Accrued payroll and related expenses	11,415	11,431
Current portion of capital lease obligations	304	289
Total Current Liabilities	33,663	32,892

Long-Term Liabilities:
Long-term debt, net of unamortized discount	329,196	342,353
Capital lease obligations, less current portion	1,324	1,630
Total Long-Term Liabilities	330,520	343,983

Total Liabilities	364,183	376,875

Commitments and Contingencies

Members' Equity:
Members' Equity	829,356	845,154
Total Members' Equity	829,356	845,154
Total Liabilities and Members' Equity	$1,193,539	$1,222,029

See notes to consolidated financial statements.

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AMERICAN CASINO & ENTERTAINMENT PROPERTIES LLC
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,
	2012	2011	2010
	(in thousands)
Revenues:
Casino	$200,676	$202,219	$204,958
Hotel	64,099	63,983	55,900
Food and beverage	66,906	68,362	67,181
Tower, retail and other	33,161	32,658	33,371
Gross revenues	364,842	367,222	361,410
Less promotional allowances	25,113	24,655	24,322
Net revenues	339,729	342,567	337,088

Costs And Expenses:
Casino	65,085	66,082	66,318
Hotel	34,072	34,305	33,343
Food and beverage	51,645	51,314	50,478
Other operating expenses	11,496	12,001	13,123
Selling, general and administrative	115,039	112,243	110,499
Depreciation and amortization	33,311	39,056	46,382
Pre-opening costs	72	-	307
(Gain) loss on disposal of assets	(70)	(74)	4,308
Management fee - related party	1,000	1,070	1,500
Impairment of assets	-	290	2,000
Total costs and expenses	311,650	316,287	328,258

Income From Operations	28,079	26,280	8,830

Other Income (Expense):
Loss on debt redemption	(1,112)	(1,378)	-
Interest income	-	2	15
Interest expense	(42,765)	(45,168)	(45,592)
Total other expense, net	(43,877)	(46,544)	(45,577)

Net Loss	$(15,798)	$(20,264)	$(36,747)

See notes to consolidated financial statements.

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AMERICAN CASINO & ENTERTAINMENT PROPERTIES LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2012	2011	2010
	(in thousands)
Cash Flows from Operating Activities:
Net loss	$(15,798)	$(20,264)	$(36,747)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	33,311	39,056	46,382
Amortization of debt issuance and debt discount costs	5,679	5,293	4,837
Loss on debt redemption	1,112	1,378	-
(Gain) loss on disposal of assets	(70)	(74)	4,308
Impairment of assets	-	290	2,000
Changes in operating assets and liabilities:
Accounts receivable, net	761	(990)	(40)
Other assets	(189)	(1,585)	425
Accounts payable and accrued expenses	(113)	(1,993)	(1,802)
Related party activity, net	87	(102)	(281)
Net Cash Provided By Operating Activities	24,780	21,009	19,082

Cash Flows from Investing Activities:
Decrease in investments – restricted	-	960	686
Acquisition of property and equipment	(16,530)	(14,088)	(34,248)
Increase in intangible assets	-	-	(645)
Proceeds from sale of property and equipment	134	410	188
Net Cash Used In Investing Activities	(16,396)	(12,718)	(34,019)

Cash Flows from Financing Activities:
Debt issuance costs	-	-	(581)
Payments on notes payable	(19,125)	(19,125)	-
Payments on capital lease obligation	(291)	(276)	(263)
Net Cash Used In Financing Activities	(19,416)	(19,401)	(844)

Net decrease in cash and cash equivalents	(11,032)	(11,110)	(15,781)
Cash and cash equivalents - beginning of period	74,201	85,311	101,092
Cash and Cash Equivalents - end of period	$63,169	$74,201	$85,311

Supplemental Disclosures of Cash Flow Information:
Cash paid during the period for interest, net of amounts capitalized	$37,165	$39,953	$40,751

Supplemental Disclosures of Non-Cash Items:
Accrued intangible assets	$-	$-	$400
Accrued capital expenditures	$876	$1,423	$1,862

See notes to consolidated financial statements.

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AMERICAN CASINO & ENTERTAINMENT PROPERTIES LLC
  CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

(in thousands)

	Class A Equity	Class B Equity	Total Equity
Balances at December 31, 2009	$-	$902,165	$902,165
Net Loss	-	(36,747)	(36,747)
Balances at December 31, 2010	-	865,418	865,418
Net Loss	-	(20,264)	(20,264)
Balances at December 31, 2011	-	845,154	845,154
Net Loss	-	(15,798)	(15,798)
Balances at December 31, 2012	$-	$829,356	$829,356

See notes to consolidated financial statements.

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AMERICAN CASINO & ENTERTAINMENT PROPERTIES LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THE YEARs ENDED DECEMBER 31, 2012, 2011 and 2010

Note 1.	Description of Business and Summary of Significant Accounting Policies

The Company

American Casino & Entertainment Properties LLC, or ACEP, was formed in Delaware on December 29, 2003. ACEP owns and operates the Stratosphere Casino Hotel & Tower, or the Stratosphere, Arizona Charlie’s Decatur and Arizona Charlie’s Boulder in Las Vegas, Nevada, and the Aquarius Casino Resort, or the Aquarius, in Laughlin, Nevada.

On April 22, 2007, American Entertainment Properties Corp., or AEP, our former direct parent, entered into a Membership Interest Purchase Agreement, or the Agreement, with W2007/ACEP Holdings, LLC, or Holdings, an affiliate of Whitehall Street Global Real Estate Limited Partnership 2007 and Whitehall Parallel Global Real Estate Limited Partnership 2007, collectively Whitehall 2007, funds affiliated with Goldman, Sachs & Co., to sell all of our issued and outstanding membership interests to Holdings, for approximately $1.3 billion. Pursuant to the Assignment and Assumption Agreement, dated December 4, 2007, between Holdings and W2007/ACEP Managers Voteco, LLC, or Voteco, Holdings assigned all of its rights, obligations and interests under the Agreement to Voteco. The acquisition, or the Acquisition, closed at a purchase price of $1.2 billion on February 20, 2008.

On January 24, 2008, the Nevada Gaming Commission issued an order of registration of ACEP as constituted after the consummation of the Acquisition. The order (1) prohibits Voteco or Holdings, or their respective affiliates, from selling, assigning, transferring, pledging or otherwise disposing of our membership interests or any other security convertible into or exchangeable for our class A membership interests, or Class A Interests, or our class B membership interests, or Class B Interests, without the prior approval of the Nevada Gaming Commission, (2) prohibits the direct or indirect members of Voteco from selling, assigning, transferring, pledging or otherwise disposing of any direct or indirect membership interest in Voteco without the prior administrative approval of the Chairman of the Nevada State Gaming Control Board or his designee, and (3) prohibits ACEP from declaring cash dividends or distributions on any class of membership interest of ACEP beneficially owned in whole or in part by Holdings or Voteco, or their respective affiliates, without the prior approval of the Nevada Gaming Commission.

On February 20, 2008, ACEP issued and sold 100% of our Class B Interests to Holdings for approximately $200.1 million. Except as otherwise expressly required by law, holders of our Class B Interests have no voting rights.

On February 20, 2008, upon the consummation of the closing of the Acquisition, ACEP, Voteco and Holdings entered into an Amended and Restated Limited Liability Company Agreement of ACEP, or the Amended Operating Agreement.

On February 20, 2008, in connection with the closing of the Acquisition, each member of Voteco, Holdings and Voteco entered into a Transfer Restriction Agreement. The Transfer Restriction Agreement provides, among other things, that:

•	Holdings has the right to acquire Class A Interests from Voteco on each occasion that Class B Interests held by Holdings would be transferred to a proposed purchaser who, in connection with such proposed sale, has obtained all licenses, permits, registrations, authorizations, consents, waivers, orders, findings of suitability or other approvals required to be obtained from, and has made all findings, notices or declarations required to be made with, all gaming authorities under all applicable gaming laws,

•	A specific purchase price, as determined in accordance with the Transfer Restriction Agreement, will be paid to acquire the Class A Interests from Voteco, and

•	Voteco will not transfer ownership of Class A Interests owned by it except pursuant to such option of Holdings.

Pursuant to the Amended Operating Agreement, holders of Class A Interests will be entitled to one vote per interest in all matters to be voted on by our voting members. Except as otherwise expressly required by law, holders of Class B Interests will have no right to vote on any matters to be voted on by our members. Holders of Class A Interests and Class B Interests will have no preemptive rights, no other rights to subscribe for additional interests, no conversion rights and no redemption rights, will not benefit from any sinking fund, and will not have any preferential rights upon a liquidation.

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Upon consummation of the Acquisition, Voteco acquired control of ACEP from our previous direct parent, which sold all the issued and outstanding membership interests of ACEP to Voteco pursuant to the membership interest purchase agreement. The membership interests of ACEP acquired by Voteco were redeemed and canceled pursuant to the terms of the Amended Operating Agreement entered into by ACEP, Voteco and Holdings upon the consummation of the Acquisition. Voteco acquired 100% of our voting securities by purchasing 100% of our newly issued Class A Interests in exchange for consideration in the amount of $30. The source of funds used by Voteco to purchase the Class A Interests were contributions of capital made to Voteco by each of its three members. Each of the members of Voteco is party to the Transfer Restriction Agreement.

Certain of our wholly owned indirect subsidiaries obtained term loans in an aggregate amount of approximately $1.1 billion from Goldman Sachs Mortgage Company, or GSMC, pursuant to certain mortgage and mezzanine loan agreements, collectively the Goldman Term Loans. The Goldman Term Loans had an initial term of two years with two one-year extension options and a blended annual interest rate of LIBOR plus 3.00% during the initial term and LIBOR plus 3.25% during any extension term. As a condition of the Goldman Term Loans, we were required to maintain a cash management account where we deposited all cash revenues. In addition, the Goldman Term Loans contained important affirmative and negative financial covenants customary for loans of this nature.

On June 25, 2009, ACEP and GSMC closed the restructuring of the Goldman Term Loans. In connection with the restructuring, (i) Whitehall 2007 invested $200 million of new capital, $165 million of which was paid to Holdings and used to repay a portion of the Goldman Term Loans and $35 million of which was contributed in cash to ACEP, (ii) ACEP and certain of its wholly-owned indirect subsidiaries entered into a new loan agreement with GSMC evidencing a five-year term loan with an aggregate principal amount of $350 million, or the 2014 Term Loans, (iii) Holdings agreed to issue to an affiliate of GSMC a 22% interest in Holdings upon receipt of necessary gaming approvals and (iv) GSMC agreed to terminate the Goldman Term Loans.

On August 14, 2009, ACEP and ACEP Finance Corp., a wholly-owned subsidiary of ACEP, collectively the Issuers, issued $375 million aggregate principal amount of 11% Senior Secured Notes due 2014, or the 11% Senior Secured Notes. The 11% Senior Secured Notes were issued pursuant to an indenture, dated as of August 14, 2009, or, the Indenture, among the Issuers, all of the then existing subsidiaries of ACEP other than ACEP Finance Corp., as guarantors, or the Guarantors, and The Bank of New York Mellon, as trustee. The 11% Senior Secured Notes mature on June 15, 2014. The 11% Senior Secured Notes bear interest at a rate of 11% per annum. Interest on the 11% Senior Secured Notes is computed on the basis of a 360-day year composed of twelve 30-day months and is payable semi-annually on June 15 and December 15 of each year, beginning on December 15, 2009.

The obligations under the 11% Senior Secured Notes are jointly, severally and unconditionally guaranteed, or the Guarantees, by all of the subsidiaries of ACEP other than ACEP Finance Corp. and will be so guaranteed by any future domestic subsidiaries of ACEP, subject to certain exceptions. The gross proceeds from the issuance of the 11% Senior Secured Notes, approximately $311.3 million, were used to repay a portion of the then outstanding balance of the 2014 Term Loans. Upon such payment, the remaining balance, or approximately $38.8 million of the 2014 Term Loans, was forgiven by GSMC.

On February 23, 2010, the Issuers completed a United States Securities and Exchange Commission, or SEC, registered exchange offer in which the Issuers issued approximately $374.9 million aggregate principal amount of their SEC-registered 11% Senior Secured Notes due 2014, or the SEC-Registered Notes, in exchange for $374.9 million of their outstanding, unregistered 11% Senior Secured Notes. The SEC-Registered Notes have substantially identical terms to the 11% Senior Secured Notes, except that the SEC-Registered Notes are registered under the Securities Act of 1933, as amended, or the Securities Act, and there are certain differences relating to transfer restrictions, registration rights, and payment of additional interest in case of non-registration. The SEC-Registered Notes and the 11% Senior Secured Notes are collectively referred to herein as the 11% Senior Secured Notes.

Principles of Consolidation

The consolidated financial statements include the accounts of ACEP and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation. All statements are presented on a consolidated basis.

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Revenue Recognition and Promotional Allowances

Casino revenue is recorded as the net win from gaming activities (the difference between gaming wins and losses). Casino revenues are net of accruals for anticipated payouts of progressive and certain other slot machine jackpots. Contingent rental income is recognized when the right to receive such rental income is established according to the lease agreements. All other revenues are recognized as the goods or services are provided. Gross revenues include the retail value of rooms, food and beverage and other items that are provided to customers on a complimentary basis. Such amounts are then deducted as promotional allowances. Promotional allowances also include incentives for goods and services earned in our slot club and other gaming programs.

The Company collects taxes from customers at the point of sale on transactions subject to sales and other taxes. Revenues are recorded net of any taxes collected.

We also reward customers, through the use of loyalty programs, with Free Play and points based on amounts wagered, that can be redeemed for a specified period of time for cash. We deduct the Free Play and cash incentive amounts from casino revenue.

The estimated costs of providing complimentaries, included as casino expenses, are as follows:

	Years ended December 31,
	2012	2011	2010
	(in thousands)
Food and Beverage	$7,507	$7,406	$7,394
Rooms	30	28	28
Other	20	25	17
Total	$7,557	$7,459	$7,439

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and in banks, interest-bearing deposits, money market funds and debt instruments purchased with an original maturity of 90 days or less.

Inventories

Inventories, which consist primarily of food, beverage and operating supplies, are stated at the lower of cost or market value. Costs are determined using the first-in, first-out and the weighted average methods.

Accounts Receivable

Receivables consist primarily of gaming, hotel and other receivables, net of allowance for doubtful accounts. Receivables are non-interest bearing and are initially recorded at cost. Accounts are written off when management deems the account to be uncollectible. An estimated allowance is maintained to reduce the Company’s receivables to their expected net realizable value. The allowance is estimated based on specific reviews of customer accounts as well as historical collection experience and current economic and business conditions. Recoveries of accounts previously written off are recorded when received.

Investments Restricted

Investments-restricted consist primarily of funds pledged for Nevada sales and use tax and workers’ compensation benefits. These investments are certificates of deposit and approximate their fair value.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash and cash equivalents. Cash equivalents consist of interest-bearing deposits, money market funds and debt instruments in financial institutions. Cash and cash equivalents are in excess of Federal Deposit Insurance Corporation insurance limits.  The Company has not experienced any losses in such accounts.

Property and Equipment

Property and equipment purchased are stated at cost. Assets held under capital leases are stated at the lower of the present value of the future minimum lease payments or fair value at the inception of the lease. Expenditures for additions, renewals and improvements are capitalized and depreciated over their useful lives. Costs of repairs and maintenance are expensed when incurred. Leasehold acquisition costs are amortized over the shorter of their estimated useful lives or the term of the respective leases once the assets are placed in service.

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Depreciation and amortization of property and equipment are computed using the straight-line method over the following useful lives:

Buildings and improvements	36-39 years
Furniture, fixtures and equipment	3-15 years
Land improvements	15 years

The Company capitalizes interest incurred on debt during the course of qualifying construction projects. Such costs are added to the asset base and amortized over the related assets’ estimated useful lives. For the years ended December 31, 2012, 2011 and 2010, we capitalized interest of $860,000, $326,000 and $652,000, respectively.

Unamortized Debt Issue Costs

Debt issuance costs incurred in connection with the issuance of debt are capitalized and amortized to interest expense using the effective interest method. For the years ended December 31, 2012, 2011 and 2010, amortization of debt issue costs totaled $5.7 million, $5.3 million and $4.8 million, respectively, and are included in interest expense on the accompanying consolidated statements of operations.

Slot Club Liability

We offer a program, named ace|PLAY, whereby participants can accumulate points for casino wagering that can currently be redeemed for cash, free play, lodging, food and beverages, and merchandise. Participant points expire after thirteen months of no activity. A liability is recorded for the estimate of unredeemed points based upon redemption history at our casinos. Changes in the program, increases in membership and changes in the redemption patterns of the participants can impact this liability. Slot club liability is included in accrued expenses on the consolidated balance sheet.

Sales, Advertising and Promotion

Sales, advertising and promotion costs are expensed as incurred and were approximately $9.8 million, $11.9 million and $9.5 million for the years ended December 31, 2012, 2011 and 2010, respectively, and are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Income Taxes

Our taxable income or loss is included in Holdings’ partnership tax return (Holdings is a limited liability company and treated as a partnership for tax purposes). As a limited liability company, Holdings’ taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, we are not a taxable entity for federal or state income tax purposes and the tax on our income is borne by our members. Hence, no provision or liability for income taxes has been included in the financial statements. Earnings and losses are included in the income tax returns of the members of Holdings and taxed depending on their tax strategies. The Company had no uncertain tax positions at December 31, 2012 and 2011.

Holdings’ members are responsible for income taxes on their allocated share of taxable income which may differ from income for financial statement purposes due to differences in the tax basis and financial reporting basis of assets and liabilities. The net tax basis of Holdings’ assets and liabilities exceeded the reported amounts by $44.3 million, $40.1 million and $35.0 million at December 31, 2012, 2011 and 2010, respectively. Holdings files tax returns in the United States and is subject to income tax examinations for the years beginning with 2009. Holdings’ 2010 federal income tax return is currently under audit by the Internal Revenue Service.

Intangible Assets and Long-Lived Assets

Our finite-lived intangible assets consist of a non-compete agreement and player loyalty plan, and our indefinite-lived intangible assets consist of trade names. Acquired assets are recorded at fair value on the date of acquisition. Finite-lived intangible assets are amortized over the estimated period to be benefited. Indefinite-lived intangible assets are not amortized, but are reviewed annually for impairment, during the fourth quarter.

We account for indefinite-lived intangible assets in accordance with applicable guidance. For indefinite-lived intangible assets, we perform an annual impairment test of these assets in the fourth quarter of each year and between annual dates in certain circumstances. For assets to be disposed of we recognize the asset at the lower of carrying value or fair market value, less costs of disposal, as estimated based on comparable asset sales, solicited offers, or a discounted cash flow model. For long-lived assets to be held and used, we review for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We then compare the estimated undiscounted future cash flows of the asset to the carrying value of the asset. The asset is not impaired if the undiscounted future cash flows exceed its carrying value. If the carrying value exceeds the undiscounted future cash flows, then an impairment charge is recorded, typically measured using a discounted cash flow model, which is based on the estimated future results of the relevant reporting property discounted using our weighted-average cost of capital and market indicators of terminal year free cash flow multiples. If an asset is under development, future cash flows include remaining construction costs. All recognized impairment charges are recorded as operating expenses.

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Management must make various assumptions and estimates in performing its impairment testing. For instance, management must first determine the usage of the asset. To the extent management decides that an asset will be sold or abandoned, it is more likely that impairment may be recognized. Assets must be tested at the lowest level for which identifiable cash flows exist, which means that some assets must be grouped, and management has some discretion in the grouping of assets. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates. If our ongoing estimates of future revenue and cash flows are not met, we may have to record additional impairment charges in future accounting periods. Our estimates of revenue and cash flows are based on the current regulatory, social and economic climates, recent operating information and budgets of the various properties where we conduct operations. These estimates could be negatively impacted by changes in federal, state or local regulations, economic downturns, or other events affecting various forms of travel and access to our properties.

Fair Value of Financial Instruments

The carrying value of our cash and cash equivalents, receivables and accounts payable approximates fair value primarily because of the short maturities of these instruments.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates and assumptions affect the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and assumptions based upon historical experience and various other factors and circumstances. Management believes its estimates and assumptions are reasonable under the circumstances; however, actual results may differ from these estimates.

Reclassifications

Certain reclassifications have been made to the consolidated financial statements for the years ended December 31, 2011 and 2010 to conform to the current fiscal year presentation. These reclassifications had no effect on net loss.

Recently Issued Accounting Pronouncements

In July 2012, FASB issued Accounting Standards Update 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment. This update amends prior guidance to allow an entity to first evaluate qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform a quantitative impairment test. The amended guidance is effective for annual and interim impairment tests performed for the fiscal years beginning after September 15, 2012, with early adoption permitted. Adoption of this guidance is not expected to have a material impact on our financial statements.

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Note 2.	Accounts Receivable

Accounts receivable consists of the following:

	December 31,
	2012	2011
	(in thousands)
Hotel and related	$1,892	$1,987
Gaming	674	656
Other	1,037	1,775
	3,603	4,418
Less allowance for doubtful accounts	(84)	(138)
	$3,519	$4,280

The Company recorded bad debt expense and allowance for doubtful accounts for the years ended December 31, 2012, 2011 and 2010 as follows:

	Years ended December 31,
	2012	2011	2010
	(in thousands)
Balance at beginning of period	$138	$170	$266
Bad debt expense	52	114	41
Deductions and write-offs	(106)	(146)	(137)
Balance at end of period	$84	$138	$170

Note 3.	Other Current Assets

Other current assets consist of the following:

	December 31,
	2012	2011
	(in thousands)
Inventories	$2,725	$2,215
Prepaid expenses	8,666	7,957
Other	310	1,290
	$11,701	$11,462

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Note 4.	Property and Equipment, Net

Property and equipment consist of the following:

	December 31,
	2012	2011
	(in thousands)
Land and improvements	$724,091	$724,053
Buildings and improvements	415,699	397,617
Furniture, fixtures and equipment	125,989	122,792
Construction in progress	777	5,800
	1,266,556	1,250,262
Less accumulated depreciation and amortization	(168,918)	(138,475)
	$1,097,638	$1,111,787

Assets recorded under capital leases were approximately $3.0 million at both December 31, 2012 and 2011. Such assets include buildings of approximately $541,000 and equipment of approximately $2.4 million at both December 31, 2012 and December 31, 2011. Accumulated depreciation and amortization at December 31, 2012 and 2011 includes amounts recorded for capital leases of $1,907,000 and $1,462,000, respectively.

Note 5.	Accrued Expenses

Accrued expenses consist of the following:

	December 31,
	2012	2011
	(in thousands)
Accrued interest	$1,547	$1,633
Accrued liabilities	5,557	5,974
Accrued taxes	3,038	2,278
Accrued gaming liabilities	3,256	3,586
Other	3,561	2,958
	$16,959	$16,429

Note 6.	Leases

For the years ended December 31, 2012, 2011 and 2010, we recorded rental revenue of $5.2 million, $4.9 million and $5.0 million, respectively.

The future minimum lease payments to be received under non-cancelable operating leases for years subsequent to December 31, 2012 are as follows:

Years ending December 31,	(in thousands)
2013	$1,610
2014	1,300
2015	1,211
2016	621
2017	114
Thereafter	292
Total	$5,148

The above minimum rental income does not include contingent rental income or common area maintenance costs contained within certain retail operating leases.

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The Company, as a lessee, had operating lease expenses for the years ended December 31, 2012, 2011 and 2010 of $60,000, $105,000 and $204,000, respectively.

Future minimum rental payments with respect to non-cancelable operating leases with terms in excess of one year consist of the following at December 31, 2012:

Years ending December 31,	(in thousands)
2013	$44
2014	39
2015	17
Total	$100

Future minimum lease payments under capital leases with initial or remaining terms of one year or more consist of the following at December 31, 2012:

Years ending December 31,	(in thousands)
2013	$417
2014	469
2015	85
2016	85
2017	85
Thereafter	6,729
Total minmum lease payments	7,870
Less: amount representing interest ranging from 5% to 10%	(6,242)
Present value of net minimum lease payments	1,628
Less: current portion	(304)
Long-term capital lease obligation	$1,324

Note 7.	Debt

Long-term debt and capital lease obligations consist of the following:

	As of December 31,
	2012	2011
	(In thousands)
11% Senior Secured Notes due June 15, 2014	$337,500	$356,250
Unamortized discount	(8,304)	(13,897)
Capital lease obligations	1,628	1,919
Total long-term debt and capital lease obligations	330,824	344,272
Current portion of capital lease obligations	(304)	(289)
Total long-term debt and capital lease obligations, net	$330,520	$343,983

11% Senior Secured Notes

On August 14, 2009, we issued the 11% Senior Secured Notes pursuant to the Indenture. The 11% Senior Secured Notes mature on June 15, 2014 and bear interest at a rate of 11% per annum. Interest is computed on the basis of a 360-day year composed of twelve 30-day months and is payable semi-annually on June 15 and December 15 of each year, beginning on December 15, 2009. The obligations are jointly, severally and unconditionally guaranteed by all of the subsidiaries of ACEP other than ACEP Finance and will be so guaranteed by any future domestic subsidiaries of ACEP, subject to certain exceptions. The 11% Senior Secured Notes are collateralized by substantially all fee and leasehold real property comprising the Stratosphere, the Aquarius, Arizona Charlie’s Decatur and Arizona Charlie’s Boulder.

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On February 23, 2010, the Issuers completed an exchange offer registered with the SEC in which the Issuers issued approximately $374.9 million aggregate principal amount of their SEC-Registered Notes in exchange for $374.9 million of their Unregistered Notes. The SEC-Registered Notes have substantially identical terms to the Unregistered Notes, except that the SEC-Registered Notes were issued in a transaction registered under the Securities Act.

On May 31, 2011, the Issuers completed a redemption of five percent (5%) of aggregate principal amount of the 11% Senior Secured Notes pursuant to paragraph 5(b) of the 11% Senior Secured Notes and the redemption provisions of the Indenture (Section 3.07(b)). The redemption price for the 11% Senior Secured Notes was 102% of the principal amount of the 11% Senior Secured Notes redeemed, or $19.1 million, plus accrued interest to the redemption date of approximately $951,000. Interest on the 11% Senior Secured Notes called for redemption ceased to accrue on and after the redemption date. As a result of the redemption, a loss of $1.4 million was recognized. The loss is comprised of the redemption premium of $375,000 and a proportionate write-off of debt issuance and debt discount costs of $1.0 million.

On April 30, 2012, the Issuers completed a redemption of five percent (5%) of aggregate principal amount of the 11% Senior Secured Notes pursuant to paragraph 5(b) of the 11% Senior Secured Notes and the redemption provisions of the Indenture (Section 3.07(b)). The redemption price for the 11% Senior Secured Notes was 102% of the principal amount of the 11% Senior Secured Notes redeemed, or $19.1 million, plus accrued interest to the redemption date of approximately $773,000. Interest on the 11% Senior Secured Notes called for redemption ceased to accrue on and after the redemption date. As a result of the redemption, a loss of $1.1 million was recognized. The loss is comprised of the redemption premium of $375,000 and a proportionate write-off of debt issuance and debt discount costs of $737,000.

In accordance with positions established by the SEC, separate financial information with respect to the parent, co-issuer, guarantor subsidiaries and non-guarantor subsidiaries is not required as the parent and co-issuer have no independent assets or operations, the guarantees are full and unconditional and joint and several, and the total assets, stockholders’ equity, revenues, income from operations before income taxes and cash flows from operating activities of the non-guarantor subsidiaries is less than 3% of ACEP’s consolidated amounts.

The fair value of our debt is estimated based on market prices for the same or similar issues. The estimated fair value of the 11% Senior Secured Notes was approximately $344.3 million as of December 31, 2012.

On or after June 15, 2013, we may redeem the 11% Senior Secured Notes at par value, or 100% of the principal amount, plus accrued and unpaid interest to the applicable call date.

If certain change of control events occur as specified in the Indenture, we must offer to repurchase the 11% Senior Secured Notes at a repurchase price equal to 101% of the principal amount of the Notes repurchased, plus accrued and unpaid interest to the applicable repurchase date.

If ACEP or its subsidiaries sell assets under certain circumstances or experience certain events of loss, we must offer to repurchase the 11% Senior Secured Notes at a repurchase price equal to 100% of the principal amount of the Notes repurchased, plus accrued and unpaid interest to the date of purchase, prepayment or redemption, as the case may be.

We are bound by certain covenants contained and defined in the Indenture that requires us to file quarterly and annual reports, and among other things, restricts our ability to:

•	declare or pay dividends and distributions on our equity interests, purchase, redeem, or otherwise retire for value any equity interest, make payments on debt, or make investments;

•	incur indebtedness or issue preferred stock;

•	sell, create liens, or otherwise encumber our assets or equity interests; and

•	enter into transactions with affiliates.

These covenants contained in the Indenture are subject to a number of important limitations and exceptions.

The Indenture provides for events of default, including, but not limited to, cross defaults to certain other debt of ACEP and its subsidiaries. In the case of an event of default arising from specified events of bankruptcy or insolvency, all outstanding 11% Senior Secured Notes will become due and payable immediately without further action or notice. Management believes that we are in compliance with the provisions of the Indenture as of December 31, 2012 and the date of this filing.

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Note 8.	Related Party Transactions

On February 20, 2008, in connection with the closing of the Acquisition, certain of our wholly owned indirect subsidiaries obtained the Goldman Term Loans in an aggregate amount of approximately $1.1 billion from GSMC. On June 25, 2009, the Goldman Term Loans were restructured and as a result of such restructuring, we became party to a loan with GSMC in the original principal amount of $350 million, or the 2014 Term Loans. For the year ended December 31, 2010, we incurred expenses of approximately $35,000 for reimbursed project expenses.

On August 14, 2009, we issued an aggregate principal amount of $375 million of 11% Senior Secured Notes. Goldman Sachs was the initial purchaser of the 11% Senior Secured Notes. We used the gross proceeds from the offering of the 11% Senior Secured Notes, approximately $311.3 million, to repay the 2014 Term Loans, which were held by GSMC, an affiliate of Goldman Sachs and Whitehall 2007, owners of a majority of our indirect interests. Upon such payment, the remaining balance of 2014 Term Loans was forgiven by GSMC. Due to the related party nature of the transaction, the difference between the carrying amount of the 2014 Term Loans and the aggregate principal amount of the 11% Senior Secured Notes was credited directly to Members Equity. Goldman Sachs has advised us that they intend to make a market in the 11% Senior Secured Notes.

On February 20, 2008 we entered into a consulting agreement with Highgate Hotels, L.P., or Highgate, pursuant to which Highgate provides asset management consulting services to us. The agreement was amended to reduce fees payable thereunder on June 25, 2009 and Highgate converted amounts due them from ACEP to contributed capital in Holdings. Highgate owns a less than 5% membership interest in Holdings. The consulting agreement expires on June 20, 2013. Highgate is entitled to receive a $1.5 million per year base consulting fee for the periods through February 20, 2011 and a $1.0 million per year base consulting fee for the periods after February 20, 2011, along with additional consulting fees up to $500,000 per year for periods after February 20, 2011 based on EBITDA results at the properties and development fees at 4% of the aggregate costs of any agreed upon development projects. We incurred Highgate fees of approximately $1.0 million for the year ended December 31, 2012 compared to $1.1 million and $1.5 million for the years ended December 31, 2011 and 2010, respectively. For the year ended December 31, 2012, we did not provide any IT consulting services to Highgate, compared to approximately $10,000 and $4,000 for the years ended December 31, 2011 and 2010, respectively. As of December 31, 2012 and December 31, 2011, there were no amounts due to or from Highgate.

On June 16, 2008, we entered into an agreement with Travel Tripper LLC, or TTL, to utilize their technology for online hotel reservations. TTL is owned by an affiliate of Goldman Sachs (9%), an affiliate of Highgate (9%) and an employee of Highgate (40%). TTL was paid 4% of room revenues booked utilizing its system. As of August 1, 2010, the fee paid to TTL was reduced to 2%. As of December 4, 2012, we no longer use Travel Tripper LLC’s services. We expensed fees of approximately $174,000 for the year ended December 31, 2012 compared to $198,000 and $314,000 for the years ended December 31, 2011 and 2010, respectively. As of December 31, 2012 and December 31, 2011, we owed TTL approximately $5,000 and $11,000, respectively.

Archon Group, LP, or Archon, an affiliate of Goldman Sachs, provides various services to us such as environmental services and insurance brokers. Effective December 31, 2012, Archon became a division within Goldman Sachs. We expensed fees of approximately $413,000 for the year ended December 31, 2012 compared to $391,000 and $426,000 for the years ended December 31, 2011 and 2010, respectively. In addition, we provided construction management services to Archon for hotels managed by them. We recorded revenues of approximately $620,000 for the year ended December 31, 2012 compared to approximately $516,000 and $250,000 for the years ended December 31, 2011 and 2010, respectively. As of December 31, 2012 and December 31, 2011, we owed Archon $0. As of December 31, 2012 and December 31, 2011, Archon owed us approximately $102,000 and $196,000, respectively.

On October 3, 2008, we entered into a participation agreement with Nor1, Inc., or Nor1, to utilize their technology to help sell perishable suite and room inventories. Nor1 gives the guest who books on-line the opportunity to book a non-guaranteed suite or upgraded rooms at a discounted rate if such is available at check-in. If the suite or upgraded room is awarded, Nor1 is paid 25% of the upgrade fee. Goldman Sachs owns less than 5% of Nor1. We expensed fees of approximately $41,000 for the year ended December 31, 2012 compared to $44,000 and $37,000 for the years ended December 31, 2011 and 2010, respectively. As of December 31, 2012 and December 31, 2011, we owed Nor1 $1,000 and $2,000, respectively.

We follow a related party transaction approval policy for reviewing related person transactions. These procedures are intended to ensure that transactions with related persons are fair to us and in our best interests. If a proposed transaction appears to or does involve a related person, the transaction is presented to our audit committee for review. The audit committee is authorized to retain and pay such independent advisors as it deems necessary to properly evaluate the proposed transaction, including, without limitation, outside legal counsel and financial advisors to determine the fair value of the transaction.

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Note 9.	Intangible Assets

Pursuant to authoritative guidance, indefinite-lived intangible assets are subject to an annual assessment for impairment during the fourth quarter, or more frequently if there are indications of possible impairment, by applying a fair-value-based test.

Our finite-lived acquired intangible assets include our player loyalty plan and a non-compete agreement. Our indefinite-lived acquired intangible assets include trade names. Acquired assets are recorded at fair value on the date of acquisition and finite-lived assets are amortized over the estimated period to be benefited.

As of December 31, 2012 and 2011, we had the following intangible assets.

		(in thousands)
		December 31, 2012			December 31, 2011
		Gross		Net	Gross		Net
	Asset	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
Amortizing intangible assets:	Life	Amount	Amortization	Amount	Amount	Amortization	Amount
Player Loyalty Plan	5 Years	$7,450	$(7,201)	$249	$7,450	$(5,711)	$1,739
Non-Compete Agreement	38 Months	1,045	(990)	55	1,045	(660)	385
		$8,495	$(8,191)	$304	$8,495	$(6,371)	$2,124

Non-amortizing intangible assets:
Trade Names				$15,507			$15,507
				$15,811			$17,631

We perform an annual impairment test of indefinite-lived intangible assets in the fourth quarter of each year and whenever a triggering event occurs which causes us to perform an impairment test. We completed our 2012 annual impairment test of indefinite-lived intangible assets. None of our indefinite-lived intangible assets were determined to be impaired based on this analysis. During the three months ended December 31, 2011, due to continued levels of high unemployment and reduced customer spending we revised our Arizona Charlie’s Boulder revenue forecasts. As of November 1, 2011 we performed an impairment test which resulted in the non-cash write-down of the Arizona Charlie’s Boulder trade name of $290,000. During the three months ended June 30, 2010, due to continued weakness in consumer spending, increased room supply in the Las Vegas market and decreased spending by visitors to the Stratosphere we revised our Stratosphere revenue forecasts. We considered this revision to Stratosphere’s forecasted revenues to be a triggering event. As of June 30, 2010, we performed impairment tests that resulted in the non-cash write-down of the Stratosphere trade name of $2.0 million. The impairment of these assets was due primarily to our decrease in revenues, which was an indication that these assets may not be recoverable. The fair value of the trade names was determined using the relief-from-royalty method.

Amortization expense relating to finite-lived intangible assets was $1.8 million, for each of the years ended December 31, 2012, 2011 and 2010. Future amortization expense is expected to be approximately $0.3 million in 2013.

Note 10.	Employee Benefit Plans

As of December 31, 2012 approximately 39% of the Company’s employees are members of various unions and covered by union-sponsored, collectively bargained, multi-employer health and welfare and defined benefit pension plans. The Company recorded expenses for such plans of $8.8 million, $8.7 million and $8.8 million for the years ended December 31, 2012, 2011 and 2010, respectively. The Company has no obligation for funding the plans beyond payments made based upon hours worked. The risks of participating in multiemployer pension plans are different from single-employer plans in the following aspects:

a) Assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers;

b) If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers;

c) If an entity chooses to stop participating in some of its multiemployer plans, the entity may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

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The Company considers the following multiemployer pension plans to be significant:

				FIR/RP		Expiration Date
		Pension Protection		Status		of Collective-
		Zone Status[1]		Pending/	Surcharge	Bargaining
Multiemployer Pension Plans	EIN/Plan Number	2011	2010	Implemented[1]	Imposed	Agreement

Central Pension Fund of the IUOE and Participating Employers	36-6052390-001	Green	Green	No	No	3/31/2012 and 10/14/2014
Southern Nevada Culinary and Bartenders Pension Plan	88-6016617-001	Green	Green	No	No	5/31/2013

1) The Pension Protection Act of 2006 requires plans that are certified as endangered (yellow) or critical (red) to develop and implement a funding improvement plan.

For the years ended December 31, 2012, 2011 and 2010, our contributions to multiemployer pension and benefit plans were as follows:

	Years ended December 31,
	2012	2011	2010
	(in thousands)
Multiemployer Pension Plans
Central Pension Fund of the IUOE and Participating Employers	$599	$612	$566
Southern Nevada Culinary and Bartenders Pension Plan	1,471	1,245	1,138
All Other Pension Plans	153	101	55
	$2,223	$1,958	$1,759

Multiemployer Benefit Plans Other Than Pensions
HEREIU Welfare Fund	$6,599	$6,638	$6,873
All other benefit plans other than pensions	5	6	21
	$6,604	$6,644	$6,894

For the 2011 plan year, the latest period for which plan data is available, contributions by the Company were less than 5% of total contributions for all multiemployer pension and benefit plans the Company contributes to.

The Company has a retirement savings plan under Section 401(k) of the Internal Revenue Code covering its non-union employees. The plan allows employees to defer, within prescribed limits, up to 75% of their income on a pre-tax basis through contributions to the plan.

Note 11.	Commitments & Contingencies

Legal Proceedings

We are, from time to time, parties to various legal proceedings arising out of our businesses. We believe, however, that there are no proceedings pending or threatened against us, which, if determined adversely, would have a material adverse effect upon our business financial conditions, results of operations or liquidity.

Sales and use tax on complimentary meals

In March 2008, the Nevada Supreme Court ruled, in a case, Sparks Nugget, Inc. vs. The State of Nevada Ex Rel. Department of Taxation, that food and non-alcoholic beverages purchased for use in providing complimentary meals to customers and to employees were exempt from sales and use tax. The Company paid use tax on these items through February 2008 and has filed for refunds for the periods from February 2005 to February 2008 related to this matter. The Company is claiming the exemption on sales and use tax returns for periods after February 2008 in light of this Nevada Supreme Court decision and as such has not paid any sales or use tax for those periods.

In February 2012, the Nevada Tax Commission ruled that customer complimentary meals and employee meals are subject to sales tax. Based on this decision, the Nevada Department of Taxation declared that these meals were subject to tax and that complimentary meals provided to customers would be subject to sales tax at the retail value of the meal and employee meals would be subject to sales tax at the cost of the meal. These meals would be subject to tax effective February 15, 2012 but not due and payable until July 31, 2012. The payable date for these sales taxes has since been amended to the earlier of : 1) the last day of the next month following approval of the regulation by the Legislative Commission; 2) the last day of the next month following a Nevada Supreme Court Decision relating to or affirming that complimentary and/or employee meals are subject to sales tax; 3) the effective date of any related legislation; or 4) June 30, 2013.

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Note 12.	Selected Quarterly Financial Information (Unaudited)

	Year ended December 31, 2012
	First	Second	Third	Fourth	Total
	(In thousands)
Net Revenues	$87,149	$87,704	$85,848	$79,028	$339,729
Income from operations	9,685	8,918	7,204	2,272	28,079
Net loss	$(1,366)	$(2,793)	$(3,320)	$(8,319)	$(15,798)

	Year ended December 31, 2011
	First	Second	Third	Fourth	Total
	(In thousands)
Net Revenues	$86,561	$87,576	$86,964	$81,466	$342,567
Income from operations	5,352	10,032	6,832	4,064	26,280
Net loss	$(6,234)	$(2,769)	$(4,229)	$(7,032)	$(20,264)

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ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A(T). CONTROLS AND PROCEDURES

Our principal executive officer and principal financial officer, based on their evaluation of our disclosure controls and procedures (as such terms are defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report on Form 10-K, have concluded that our disclosure controls and procedures are effective for ensuring that information required be disclosed by us in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management is required to base its assessment of the effectiveness of our internal control over financial reporting on a suitable, recognized control framework, such as the framework developed by the Committee of Sponsoring Organizations (COSO). The COSO framework, published in Internal Control-Integrated Framework, is known as the COSO Report. Our Management has chosen the COSO framework on which to base its assessment. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

This annual report on Form 10-K does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report on Form 10-K.

There were no changes in our internal control over financial reporting that occurred during the last quarter of 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

It should be noted that any system of controls, however well designed and operated, can provide only reasonable and not absolute assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of certain events. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

ITEM 9B.  OTHER INFORMATION

None.

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PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS and Corporate Governance

Identification of Directors and Officers

The following table sets forth certain information as of March 21, 2012 concerning our directors, executive officers and key employees:

Name	Age	Position
Alan Kava	47	Board Member
Peter Weidman	39	Board Member
Frank V. Riolo	61	Chief Executive Officer and Board Member
Edward W. Martin III	48	Chief Financial Officer, Treasurer and Board Member

Name	Age	Position
Phyllis A. Gilland	54	Senior Vice President, General Counsel and Secretary
Ronald P. Lurie	71	Executive Vice President, General Manager — Arizona Charlie’s Decatur
Paul Hobson	46	Vice President, General Manager— Stratosphere Casino Hotel & Tower
Sean Hammond	45	General Manager — Aquarius Casino Resort
Mark Majetich	62	Senior Vice President, General Manager — Arizona Charlie’s Boulder

Alan Kava has served as a director since December 31, 2009. Mr. Kava is a member of the audit committee and compensation committee. He is a Managing Director and Partner of Goldman, Sachs & Co. where he is co-head for the Americas of the Real Estate Principal Investment Area. He is a member of the Investment Committees of The Whitehall Street Real Estate Funds, Goldman Sachs Real Estate Mezzanine Partners and the Caribbean Property Fund. Mr. Kava is a member of the Northeast Board of Directors for the Diabetes Research Institute and a director of Hilton Corporation. Prior to joining Goldman, Sachs & Co., Mr. Kava was an associate attorney in the corporate and real estate departments of Simpson Thacher & Bartlett from 1990-1997.

Peter A. Weidman became a director on January 19, 2010. Mr. Weidman has been a managing director of Goldman, Sachs & Co. since 2007, where he works in the Real Estate Principal Investment Area. Prior to joining Goldman, Sachs & Co. in 1999, Peter worked as an analyst in the Real Estate Investment Banking Group at Salomon Brothers and then at Averstar Capital Partners, a real estate development and private equity firm in New York.

Frank V. Riolo has served as our Chief Executive Officer since April 2008 and as a director since September 2008. Prior to joining American Casino & Entertainment Properties LLC, Mr. Riolo operated Riolo Group, LLC, assisting private companies with strategic planning and operational reorganization. He also served as Chief Executive Officer of Viejas Enterprises, from 2002 to 2007, a Native American gaming company operating in the State of California.

Edward W. Martin III has served as our Chief Financial Officer and Treasurer since October 2008 and as a director since March 2009. From September 2003 to May 2008, Mr. Martin was Vice President of Gaming Development for Station Casinos, Inc. In that capacity, he was actively involved in acquisitions, real estate planning and development, new business development in the United States and internationally. He was a member of the Station Casinos development team that created the master plans for four casino hotel projects. From September 2000 to August 2003, Mr. Martin was Senior Vice President of Finance and Strategic Planning for Silverton Casino, LLC, where he worked actively with the principals and operating departments to reposition the Silverton Casino Hotel into one of Las Vegas’ first casino resorts identified with a “life-style” brand. Mr. Martin was Chief Financial Officer of the Maloof Companies from May 1994 to September 2000. As Chief Financial Officer of Maloof Companies, he was responsible for all financial areas of the organization, which included the beverage distribution, hotel, casino and professional sports industries. He worked with the principals and executed multiple debt, equity, real estate and derivative transactions that allowed the company to divest of non-strategic assets and build an organization that now includes such well-known assets as The Palms Casino Resort in Las Vegas, Sacramento Kings NBA franchise and the 17,000 seat Arco Arena in Sacramento, California.

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Phyllis A. Gilland has served as our Vice President, General Counsel and Secretary since October 2008. Ms. Gilland is the corporate Compliance Officer, oversees corporate legal issues and is responsible for the retail, risk management and security investigations departments. Ms. Gilland has developed and implemented the legal strategy for many companies in the areas of regulatory and business compliance, corporate governance, claim management, real estate matters, risk management and mergers and acquisitions. Prior to joining ACEP, from 2000 to 2007 Ms. Gilland served as general counsel and chief financial officer for Taylor Construction Group Companies, headquartered in Des Moines, Iowa with affiliates around the country, including Las Vegas, Nevada and with several of their subsidiaries. Prior to Taylor Construction, she served as general counsel for Principal International, Inc. from 1999 through 2000 and associate general counsel for Principal Financial Group from 1994 through 1999. In addition, Ms. Gilland has held positions with the Resolution Trust Corporation and KPMG.

Ronald P. Lurie has served as Executive Vice President and General Manager of Arizona Charlie’s Decatur since January 1999. From November 1990 until January 1999, Mr. Lurie held various positions at Sunset Coin, an affiliate of Arizona Charlie’s, Inc., including as General Manager of Sunset Coin. In addition to his more than 25 years in the gaming industry, Mr. Lurie served as a Las Vegas City Councilman from 1973 to 1987 and as the Mayor of Las Vegas from June 1987 to June 1991.

Paul Hobson has served as General Manager of Stratosphere Casino, Hotel & Tower since January 2011. He also served as the General Manager of Aquarius Casino Resort from December 2008 to December 2010. From 1998 to 2008, he was a member of Primm Valley Casino Resorts executive team; most recently as Senior Vice President of Operations in Primm, Nevada. During his tenure there, his areas of responsibility expanded while in the employment of the Primadonna Co., LLC, MGM MIRAGE and Herbst Gaming. His responsibilities included strategic planning and oversight of three fully appointed casino resorts, two championship golf courses and other areas of the resort complex. Mr. Hobson brings more than 20 years of gaming and hospitality experience, and has also held financial management positions with both Caesars Palace in Las Vegas, Nevada and Caesars Tahoe in South Lake Tahoe, Nevada.

Mark Majetich has served as Senior Vice President and General Manager of Arizona Charlie’s Boulder since April 2004, and Vice President and General Manager for Arizona Charlie’s Boulder since May 2001. He served as Director of Operations at Arizona Charlie’s Boulder from February 2001 until May 2001. From June 2000 until January 2001, he was Director of Hotel Operations for the Stratosphere. From November 1992 until August 1999, Mr. Majetich held various positions at the Excalibur Hotel/Casino, including most recently, Hotel Manager. He has more than 35 years of experience in the gaming industry.

Sean Hammond has served as General Manager of the Aquarius Casino Resort since January 2011. From August 2009 to January 2011, he held the position of Vice President of Marketing and Player Development. Mr. Hammond joined the Aquarius in May of 2006 when he was hired as Vice President of Player Development. Prior to his employment at the Aquarius, he worked at the Tropicana Express (formerly Ramada Express) in Laughlin, Nevada from February 1990 through May of 2006 as Director of Player Development & Casino Events.

Qualifications of Board of Directors

The board of directors has concluded that, based on each director‘s experience, qualifications, attributes or skills on an individual basis and in combination with those of the other directors, each director should serve as a director. Among other attributes common to all directors are their ability to review critically, evaluate, question and discuss information provided to them, to interact effectively with the various service providers to the Company, and to exercise reasonable business judgment in the performance of their duties as directors. In addition, the board of directors has taken into account the actual service and commitment of the directors during their tenure in concluding that each should continue to serve. A director‘s ability to perform his or her duties effectively may have been attained through a director‘s educational background or professional training; business, consulting, public service or academic positions; experience from service as a director of the Company, public companies, or non-profit entities or other organizations; or other experiences. Also, set forth below is a brief discussion of the specific experience qualifications, attributes or skills of each director that led the board of directors to conclude that he or she should serve as a director.

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Alan Kava was selected to be a director of the Company given his experience as co-head for the Americas of the Real Estate Principal Investment Area and as a member of the Investment Committees of The Whitehall Street Real Estate Funds, Goldman Sachs Real Estate Mezzanine Partners and the Caribbean Property Fund, as well as a director of Hilton Hotels Corporation, his previous experience as an associate attorney in the corporate and real estate departments of Simpson Thacher & Bartlett, and his experience in the real estate, hotel and gaming industries.

Peter Weidman was selected to be a director of the Company given his experience as a managing director of Goldman, Sachs & Co. and his work in their Real Estate Principal Investment Area, his experience as an analyst in the Real Estate Investment Banking Group at Salomon Brothers and then at Averstar Capital Partners, and his experience in the real estate, hotel and gaming industries.

Frank V. Riolo was selected to be a director of the Company given his experience operating Riolo Group, LLC and serving as Chief Executive Officer of Viejas Enterprises, as well as his experience serving as our Chief Executive Officer and his experience in the real estate, hotel and gaming industries.

Edward W. Martin, III was selected to be a director of the Company given his experience as Vice President of Gaming Development for Station Casinos, Inc., Senior Vice President of Finance and Strategic Planning for Silverton Casino, LLC, and Chief Financial Officer of the Maloof Companies, as well as his experience serving as our Chief Financial Officer and Treasurer and his experience in the real estate, hotel and gaming industries.

Family Relationships

No family relationships exist between any directors or executive officers of ACEP.

Audit Committee

On December 31, 2009, Mr. Kava became a director and was appointed to the audit committee. On January 19, 2010, Mr. Weidman became a director and was appointed to the audit committee.

Our Board of Directors did not have an “audit committee financial expert”, within the meaning of Item 407(d)(5) of Regulation S-K, serving on the audit committee. The Board believed that each member of the audit committee was financially literate and possessed sufficient experience, both professionally and by virtue of his service as a director and member of the audit committee, to be fully capable of discharging his duties as a member of the audit committee. However, none of the members of the audit committee had a professional background in accounting or “preparing, auditing, analyzing or evaluating financial statements”.

If the audit committee determined that it requires additional financial expertise, it would have either engaged professional advisers or sought to recruit a member who would qualify as an “audit committee financial expert” within the meaning of Item 407(d)(5) of Regulation S-K.

Audit Committee Report

The audit committee has confirmed that: (1) the audit committee reviewed and discussed our 2012 audited financial statements with management, (2) the audit committee has discussed with our independent auditors the matters required to be discussed by SAS 114, The Auditors Communication With Those Charged With Governance, (3) the audit committee has received the written disclosures and the letter from the independent accountant required by applicable requirements of the PCAOB regarding the independent accountant’s communications with the audit committee concerning independence, and has discussed with the independent accountant the independent accountant’s independence, and (4) based on the review and discussions referred to in clauses (1) (2) and (3) above, the audit committee recommended to the Board of Directors that our 2012 audited financial statements be included in this annual report on Form 10-K.

This report is provided by the following directors, who constitute the audit committee:

Alan Kava

Peter Weidman

Code of Ethics

We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, and other senior officers, or persons performing similar functions. The Code of Business Conduct and Ethics is included herewith as Exhibit 14.1.

Corporate Governance Guidelines

Our Corporate Governance Guidelines may be obtained without charge, by writing to American Casino & Entertainment Properties LLC, 2000 Las Vegas Boulevard South Las Vegas, NV, 89104, attention: Investor Relations.

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Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own more than 10% of a registered class of our equity securities, to file with the SEC reports of ownership of, and transactions in, certain classes of our equity securities. Such directors, executive officers and 10% owners are also required to furnish us with copies of all Section 16(a) reports they file.

On March 26, 2009, our Chief Executive Officer and our Chief Financial Officer each filed Form 3 with the SEC due to their status as executive officers of the Company.  These filings, which were due to be filed with the SEC upon their becoming our executive officers, did not report any beneficial ownership of our equity securities.  Based solely upon our review of Forms 3 and 4 filed with the SEC for our Company with the SEC, we do not believe there were any other late filings or known failures to file under Section 16(a) during our most recent fiscal year or prior fiscal years.

ITEM 11. EXECUTIVE COMPENSATION

Compensation Committee Report

Our Board of Directors reviewed and discussed the Compensation Discussion and Analysis contained in this annual report on Form 10-K with management. Based on that review and discussion, the Board of Directors recommended that the Compensation Discussion and Analysis be included in this annual report on Form 10-K.

This report is provided by the following directors, who constitute the compensation committee:

Alan Kava

Peter Weidman

Compensation Committee Interlocks and Insider Participation

During our 2012 fiscal year, none of our officers or former officers (a) participated in deliberations concerning executive compensation of our Board of Directors, or (b) served on the board of directors or compensation committee (or other board committee performing equivalent functions) of another entity, one of whose executive officers served on our Board of Directors.

Compensation Discussion and Analysis

Overview

Our Board has established a standing compensation committee. The entire compensation committee participates in deliberations concerning executive compensation and annually reviews the performance, salary and bonus of our Chief Executive Officer and Chief Financial Officer. Our Chief Executive Officer reviews the performance, salary and bonus of the other executive officers. The conclusions reached and the recommendations based on these reviews, including with respect to salary adjustments and annual bonus awards, if any, are then presented to the Board. We feel it is beneficial to have our entire Board participate in discussions and decision-making concerning executive compensation. The Board does not delegate the authority to establish executive officer compensation to any other person and has not retained any compensation consultants to determine or recommend the amount or form of executive and director compensation. Instead, the Board has relied on recommendations from our human resources personnel, Chief Executive Officer and appropriate, legal, tax and accounting advisors.

Compensation Philosophy and Objectives

Our executive compensation philosophy is designed to support our key business objectives while maximizing value. The objectives of our compensation structure are to attract and retain valuable employees, assure fair and internally equitable pay levels and provide a mix of base salary and variable bonuses that provides motivation and awards performance. At the same time, we seek to optimize performance and manage compensation costs.

The primary components of our executive compensation are base salary and annual bonus, payable in cash. Base salary and bonus are determined based on job function and each executive’s contribution to our performance and achievement of our overall business objectives.

We are a limited liability company with two members, and our securities are not publicly traded. Therefore, we do not pay compensation in options, units or other equity-based awards.

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Individual Performance Measurement

Our board of directors sets performance goals for our executive officers, including operational, growth and leadership goals for the organizations they manage. At the end of each year, the board of directors, with input from our chief executive officer, assess each executive’s performance against his or her pre-established goals. The board of directors uses this assessment to inform its discretion in determining the individual component of the cash bonus. This performance appraisal process is largely subjective, with much discretion exercised by our board of directors and performance review by our chief executive officer. There is no specific weight given to any one individual goal or performance criterion. The assessment is based on our board of directors’ and chief executive officer’s determinations regarding how well the executive performed his or her job, and such assessment is qualitative, not quantitative, in nature. For example, when determining how well each of the executive’s grew his or her organization, they placed more importance on the quality of the new hires than on the number or percentage of people hired. The performance appraisal process is the same for each of our executive officers.

Base Salary

We view executive officer base salaries as a tool that provides executives with a reasonable base level of monthly income relative to the jobs they are doing and market-competitive salaries. The compensation committee participates in deliberations with respect to base salary, and then makes recommendations to the board of directors for the compensation of the chief executive officer, chief financial officer and other executive officers as it may determine. The entire board of directors then sets final salaries for the chief executive officer and the chief financial officer. Base salary is paid for ongoing performance throughout the year and is determined based on job function and each executive’s contribution to our performance and achievement of our overall business objectives.

Bonus

Our annual bonuses are intended to reward particular achievement during the year, motivate future performance and attract and retain highly qualified key employees. Although we intend for performance-based incentives and rewards to be substantial when warranted, these incentives are secondary to career growth, work environment and engaging work opportunities. We seek to develop a highly-motivated and collaborative workforce that pursues achievements for the sake of progress and innovation before individual gain. When ACEP as a whole, as well as individual executive officers, achieve our goals, we ensure that appropriately significant economic rewards follow.

All of our executive officers are eligible to receive discretionary cash bonuses.

Perquisites Benefits

Our executive officers, like our other employees, participate in various employee benefit plans, including medical and dental care plans; flexible spending accounts for healthcare; life, accidental death and dismemberment and disability insurance; employee assistance programs (e.g., confidential counseling); and paid time off. Like our other employees, we also pay life insurance premiums for the benefit of our executive officers. Our offering of benefits is designed to enable us to attract and retain our workforce in a competitive environment.

The Company has a retirement savings plan under Section 401(k) of the Internal Revenue Code covering its non-union employees. The plan allows employees to defer, within prescribed limits, up to 75% of their income on a pre-tax basis through contributions to the plan. The Company matched, within prescribed limits, 50% of eligible employees’ contributions up to 6% of any individual’s earnings. As of April 5, 2009, the company suspended the 401(k) match program and made no matching contributions for the years ended December 31, 2012, 2011 and 2010.

The total value of all perquisites provided to each of our executive officers is less than $10,000.

Executive Compensation

The following table sets forth the compensation earned during the years ended December 31, 2012, 2011 and 2010, as applicable, by our Chief Executive Officer, or PEO, Chief Financial Officer, or PFO, and our three other most highly compensated executive officers and key employees for services rendered in all capacities for the year.

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ANNUAL COMPENSATION (1)

	SUMMARY COMPENSATION TABLE (1)
Name and Principal Position	Year	Salary ($)	Bonus ($) (2)	All Other Compensation ($) (3)	Total
Frank V. Riolo (PEO)	2012	600,000	300,000	12,782	912,782
Chief Executive Officer	2011	600,000	300,000	7,525	907,525
	2010	600,000	300,000	5,817	905,817

Edward W. Martin III (PFO)	2012	400,000	200,000	17,874	617,874
Chief Financial Officer & Treasurer	2011	400,000	200,000	13,643	613,643
	2010	400,000	200,000	13,194	613,194

Thomas Moore	2012	400,000	80,000	18,478	498,478
President, Stratosphere Development	2011	400,000	75,000	18,852	493,852
	2010	393,846	40,000	170,292	604,138

Paul Hobson	2012	275,000	40,000	11,527	326,527
Vice President & General Manager,	2011	273,558	50,000	8,372	331,930
Stratosphere Casino Hotel & Tower	2010	235,577	100,000	10,085	345,662

Ronald Lurie	2012	249,998	17,500	8,709	276,207
Executive Vice President &	2011	249,998	27,500	5,824	283,322
General Manager, Arizona Charlie's Decatur	2010	249,998	32,500	9,164	291,662

(1)	Pursuant to applicable regulations, certain columns of the Summary Compensation Table and each of the remaining tables required by applicable SEC regulations have been omitted, if there was no compensation awarded to, or earned by or paid to any of the named executive officers by us.
(2)	For the year 2012, represents amounts approved by the Board, upon recommendation of the compensation committee, on January 16, 2013, related to 2012. The amounts were paid in 2013. For the year 2011, represents amounts approved by the Board, upon recommendation of the compensation committee, on February 1, 2012, related to 2011. The amounts were paid in 2012. For the year 2010, represents amounts approved by the Board, upon recommendation of the compensation committee, on December 22, 2010, related to 2010. The amounts were paid in 2011.
(3)	Includes contributions by ACEP for dollar value of insurance premiums and other compensation related to health insurance payments. For 2012 it also includes an auto allowance of $3,910 for Mr. Riolo. For 2011 it also includes an auto allowance of $3,932 for Mr. Riolo. For 2010 it also includes auto allowances of $2,815 and $3,000 for Mr. Riolo and Mr. Hobson, respectively and for Mr. Moore a $160,000 consulting fee and $4,524 in health premiums under COBRA.

Potential Payments Upon Termination or Change in Control

We have arrangements with certain of our Named Executive Officers that may provide them with compensation following termination of employment. These arrangements are discussed below under “Employment Agreements”.

Plan-Based and Equity Awards

We do not have any stock award, option or non-equity incentive plans.

Option Grants in Last Fiscal Year

We have not implemented a stock option or other similar plan.

Employment Agreements

We have entered into agreements with certain of our current executive officers and key personnel that regulate their employment with us, their compensation and potential severance packages.

Our employment agreement with our General Manager of the Aquarius, Sean Hammond expired March 9, 2012 and the parties have not entered into a new agreement. Mr. Hammond continues to serve as our General Manager of the Aquarius. He receives an annual base salary of $200,000 and is eligible to receive an annual bonus, as may, from time to time, be determined in the sole discretion of our Board. Mr. Hammond is also entitled to receive certain healthcare and similar employee welfare benefits comparable to those received by our employees at a similar pay level and/or position.

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Our employment agreement with our Chief Executive Officer, Frank Riolo expired on April 29, 2011 and the parties have not entered into a new agreement. Mr. Riolo continues to serve as our Chief Executive Officer. He receives an annual base salary of $600,000 and is eligible to receive an annual bonus, as may, from time to time, be determined in the sole discretion of our Board. Mr. Riolo is also entitled to receive certain healthcare and similar employee welfare benefits comparable to those received by our employees at a similar pay level and/or position.

Our employment agreement with our General Manager of the Stratosphere, Paul Hobson expired March 9, 2012 and the parties have not entered into a new agreement. Mr. Hobson continues to serve as our General Manager of the Stratosphere. He receives an annual base salary of $250,000 and is eligible to receive an annual bonus, as may, from time to time, be determined in the sole discretion of our Board. Mr. Hobson is also entitled to receive certain healthcare and similar employee welfare benefits comparable to those received by our employees at a similar pay level and/or position.

Our employment agreement with our President of Stratosphere Development, LLC, Thomas I. Moore expired March 9, 2012 and the parties have not entered into a new agreement. Mr. Moore continues to serve as our President of Stratosphere Development, LLC. Mr. Moore receives an annual base salary of $400,000 and is eligible to receive an annual bonus, as may, from time to time, be determined in the sole discretion of our Board. Mr. Moore is also entitled to receive certain healthcare and similar employee welfare benefits comparable to those received by our employees at a similar pay level and/or position.

On September 24, 2008 and September 25, 2008, Edward W. Martin, III, was appointed as our Chief Financial Officer and Treasurer, respectively, as previously reported in our Current Report on Form 8-K, filed with the SEC on October 1, 2008 (SEC File No. 000-52975). Our employment agreement with Mr. Martin expired on October 22, 2011 and the parties have not entered into a new agreement. Mr. Martin continues to serve as our Chief Financial Officer and Treasurer. He receives an annual base salary of $400,000 and is eligible to receive an annual bonus, as may, from time to time, be determined in the sole discretion of our Board. Mr. Martin is also entitled to receive certain healthcare and similar employee welfare benefits comparable to those received by our employees at a similar pay level and/or position.

Compensation of Directors

Alan Kava and Peter Weidman did not receive any compensation for their service as members of our Board in 2012, 2011 or 2010.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Voteco owns 100% of our issued and outstanding Class A Interest. Holdings owns 100% of our issued and outstanding Class B Interest. The address of Voteco is 200 West Street, New York, NY 10282 and the address of Holdings is 200 West Street, New York, NY 10282.

Messrs. Kava and Weidman own 100% of the membership interests of Voteco. In connection with his resignation from our Board, Mr. Rothenberg also resigned as a manager of Voteco and renounced any voting or management rights he may have as a member of Voteco. Mr. Angel acquired 100% of Mr. Rothenberg’s membership interest in Voteco on August 20, 2009. As a result of the resignation of Mr. Langer as manager of Voteco on December 31, 2009, Messrs. Kava and Powers were appointed as managers of Voteco. Upon Mr. Power’s resignation from the Board on January 19, 2010, Mr. Weidman was appointed as manager of Voteco. As of October 14, 2010, Messrs. Kava and Weidman are the managers of Voteco.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Related Party Transactions

On February 20, 2008, in connection with the closing of the Acquisition, certain of our wholly owned indirect subsidiaries obtained the Goldman Term Loans in an aggregate amount of approximately $1.1 billion from GSMC. On June 25, 2009, the Goldman Term Loans were restructured and as a result of such restructuring, we became party to a loan with GSMC in the original principal amount of $350 million, or the 2014 Term Loans. For the year ended December 31, 2010, we incurred expenses of approximately $35,000 for reimbursed project expenses.

On August 14, 2009, we issued an aggregate principal amount of $375 million of 11% Senior Secured Notes. Goldman Sachs was the initial purchaser of the 11% Senior Secured Notes. We used the gross proceeds from the offering of the 11% Senior Secured Notes, approximately $311.3 million, to repay the 2014 Term Loans, which were held by GSMC, an affiliate of Goldman Sachs and Whitehall 2007, owners of a majority of our indirect interests. Upon such payment, the remaining balance of 2014 Term Loans was forgiven by GSMC. Due to the related party nature of the transaction, the difference between the carrying amount of the 2014 Term Loans and the aggregate principal amount of the 11% Senior Secured Notes was credited directly to Members Equity. Goldman Sachs has advised us that they intend to make a market in the 11% Senior Secured Notes.

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On February 20, 2008 we entered into a consulting agreement with Highgate Hotels, L.P., or Highgate, pursuant to which Highgate provides asset management consulting services to us. The agreement was amended to reduce fees payable thereunder on June 25, 2009 and Highgate converted amounts due them from ACEP to contributed capital in Holdings. Highgate owns a less than 5% membership interest in Holdings. The consulting agreement expires on June 20, 2013. Highgate is entitled to receive a $1.5 million per year base consulting fee for the periods through February 20, 2011 and a $1.0 million per year consulting fee for the periods after February 20, 2011, additional consulting fees up to $500,000 per year for periods after February 20, 2011 based on EBITDA results at the properties and development fees at 4% of the aggregate costs of any agreed upon development projects. We incurred Highgate fees of approximately $1.0 million for the year ended December 31, 2012 compared to $1.1 million and $1.5 million for the years ended December 31, 2011 and 2010, respectively. For the year ended December 31, 2012, we did not provide any IT consulting services to Highgate, compared to approximately $10,000 and $4,000 for the years ended December 31, 2011 and 2010, respectively. As of December 31, 2012 and December 31, 2011, we owed Highgate $0. As of December 31, 2012 and December 31, 2011, Highgate owed us $0.

On June 16, 2008, we entered into an agreement with Travel Tripper LLC, or TTL, to utilize their technology for online hotel reservations. TTL is owned by an affiliate of Goldman Sachs (9%), an affiliate of Highgate (9%) and an employee of Highgate (40%). TTL was paid 4% of room revenues booked utilizing its system. As of August 1, 2010, the fee paid to TTL was reduced to 2%. As of December 4, 2012, we no longer use Travel Tripper LLC’s services. We expensed fees of approximately $174,000 for the year ended December 31, 2012 compared to $198,000 and $314,000 for the years ended December 31, 2011 and 2010, respectively. As of December 31, 2012 and December 31, 2011, we owed TTL approximately $5,000 and $11,000, respectively.

Archon Group, LP, or Archon, an affiliate of Goldman Sachs, provides various services to us such as environmental services and insurance brokers. Effective December 31, 2012, Archon became a division within Goldman Sachs. We expensed fees of approximately $413,000 for the year ended December 31, 2012 compared to $391,000 and $426,000 for the years ended December 31, 2011 and 2010, respectively. In addition, we provided construction management services to Archon for hotels managed by them. We recorded revenues of approximately $620,000 for the year ended December 31, 2012 compared to approximately $516,000 and $250,000 for the years ended December 31, 2011 and 2010, respectively. As of December 31, 2012 and December 31, 2011, we owed Archon $0. As of December 31, 2012 and December 31, 2011, Archon owed us approximately $102,000 and $196,000, respectively.

On October 3, 2008, we entered into a participation agreement with Nor1, Inc., or Nor1, to utilize their technology to help sell perishable suite and room inventories. Nor1 gives the guest who books on-line the opportunity to book a non-guaranteed suite or upgraded rooms at a discounted rate if such is available at check-in. If the suite or upgraded room is awarded, Nor1 is paid 25% of the upgrade fee. Goldman Sachs owns less than 5% of Nor1. We expensed fees of approximately $41,000 for the year ended December 31, 2012 compared to $44,000 and $37,000 for the years ended December 31, 2011 and 2010, respectively. As of December 31, 2012 and December 31, 2011, we owed Nor1 $1,000 and $2,000, respectively.

Other Relationships and Policies

We follow a related party transaction approval policy for reviewing related person transactions. These procedures are intended to ensure that transactions with related persons are fair to us and in our best interests. If a proposed transaction appears to or does involve a related person, the transaction is presented to our audit committee for review. The audit committee is authorized to retain and pay such independent advisors as it deems necessary to properly evaluate the proposed transaction, including, without limitation, outside legal counsel and financial advisors to determine the fair value of the transaction.

Director Independence

We believe that Messrs. Kava and Weidman are not “independent” as defined in the currently applicable listing standards of the New York Stock Exchange, or NYSE, because they are the beneficial owners of 100% of the Class A Interests. ACEP has no securities listed on the NYSE and, therefore, are not subject to the NYSE listing standards.

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ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the approximate aggregate fees incurred by our principal accountants for 2012 and 2011 services:

	Grant Thornton, LLP
	2012	2011
Audit related fees	$420,000	$420,000
All other fees (1)	75,300	-
Tax fees (2)	45,000	55,700
Total	$540,300	$475,700

Grant Thornton, LLP, did not provide any services related to financial information systems design and implementation during 2012 or 2011.

(1)	Other fees include fees for work related to our terminated debt refinancing.

(2)	Fees related to the preparation of the consolidated tax return for the years ended December 31, 2011 and 2010.

It is the policy of the Audit Committee to pre-approve all engagements and fees of the independent public accountant and during 2012 and 2011 all such engagements and fees were pre-approved.

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PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements

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3. List of Exhibits

EXHIBITS INDEX

EXHIBIT NO.	DESCRIPTION

3.1	Second Amended and Restated Certificate of Formation of American Casino & Entertainment Properties LLC (ACEP) (incorporated by reference to Exhibit 3.1 to ACEP’s Form S-4 (SEC File No. 333-118149), filed on August 12, 2004).

3.2	Amended and Restated Limited Liability Company Agreement of ACEP (incorporated by reference to Exhibit 3.1 to ACEP’s Form 8-K (SEC File No. 000-52975), filed on February 26, 2008).

4.1	Indenture, dated as of August 14, 2009, among American Casino & Entertainment Properties LLC, ACEP Finance Corp., the guarantors listed on the signature pages thereto and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.6 of the American Casino & Entertainment Properties LLC current report on Form 8-K (SEC File No. 000-52975), filed on August 19, 2009).

4.2	Registration Rights Agreement, dated as of August 14, 2009, among American Casino & Entertainment Properties LLC, ACEP Finance Corp., the guarantors listed on the signature pages thereto and the initial purchaser of American Casino & Entertainment Properties LLC’s and ACEP Finance Corp.’s 11% Senior Secured Notes due 2014 (incorporated by reference to Exhibit 4.7 of the American Casino & Entertainment Properties LLC current report on Form 8-K (SEC File No. 000-52975), filed on August 19, 2009).

4.3	Pledge and Security Agreement, dated as of August 14, 2009, by and among, American Casino & Entertainment Properties LLC, ACEP Finance Corp., the other subsidiaries of American Casino & Entertainment Properties LLC listed on the signature pages thereof and The Bank of New York Mellon, as collateral trustee (incorporated by reference to Exhibit 4.8 of the American Casino & Entertainment Properties LLC current report on Form 8-K (SEC File No. 000-52975), filed on August 19, 2009).

4.4	Deed of Trust, Assignment of Rents and Leases, Security Agreement and Fixture Filing, dated as of August 14, 2009, by and among W2007 Stratosphere Propco, L.P., W2007 Stratosphere Land Propco, L.P., W2007 Aquarius Propco, L.P., W2007 Arizona Charlie’s Propco, L.P. and W2007 Fresca Propco, L.P., as grantors, Fidelity National Title Agency of Nevada, Inc., as trustee and The Bank of New York Mellon, as beneficiary (incorporated by reference to Exhibit 4.9 of the American Casino & Entertainment Properties LLC current report on Form 8-K filed (SEC File No. 000-52975), on August 19, 2009).

4.5	Collateral Trust Agreement, dated as of August 14, 2009, by and among American Casino & Entertainment Properties LLC, ACEP, Finance Corp., the guarantors from time to time party thereto, The Bank of New York Mellon, as trustee, the other secured debt representatives from time to time party thereto, and The Bank of New York Mellon , as collateral trustee (incorporated by reference to Exhibit 4.10 of the American Casino & Entertainment Properties LLC current report on Form 8-K (SEC File No. 000-52975), filed on August 19, 2009).

4.6	Transfer Restriction Agreement, dated February 20, 2008, among Stuart Rothenberg, Brahm Cramer, Jonathan Langer, 2007/ACEP Holdings, LLC and W2007/ACEP Managers Voteco, LLC (incorporated by reference to Exhibit 4.01 to ACEP’s Form 8-K (SEC File No. 000-52975), filed on February 26, 2008).

10.1	Service Mark License Agreement, by and between Becker Gaming, Inc. and Arizona Charlie’s, Inc., dated as of August 1, 2000 (incorporated by reference to Exhibit 10.10 to ACEP’s Form 10-K (SEC File No. 333-118149), filed on March 16, 2006).

*10.2	Amended Employment Agreement, dated as of December 19, 2007, by and between ACEP and Denise Barton (incorporated by reference to Exhibit 10.2 to ACEP’s Form 8-K (SEC File No. 333-118149), filed on December 27, 2007).

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*10.3	Amended Employment Agreement, effective as of December 19, 2007, by and between ACEP and Richard P. Brown (incorporated by reference to Exhibit 10.1 to ACEP’s Form 8-K (SEC File No. 333-118149), filed on December 27, 2007).

*10.4	Amended Management Incentive Plan, effective January 1, 2005, revised June 25, 2007, of ACEP and Atlantic Coast Entertainment Holdings, Inc. (incorporated by reference to Exhibit 10.1 to ACEP’s Form 8-K (SEC File No. 333-118149), filed on June 29, 2007).

*10.5	Employment Agreement, effective October 23, 2008, by and between ACEP and Edward W. Martin III (incorporated by reference to Exhibit 10.2 to ACEP’s Form 8-K (SEC File No. 333-118149), filed on October 30, 2008).

*10.6	Employment Agreement, effective October 23, 2008, by and between ACEP and Phyllis A. Gilland.

*10.7	Employment Agreement, effective October 23, 2008, by and between ACEP and Arthur Keith (incorporated by reference to Exhibit 10.1 to ACEP’s Form 8-K (SEC File No. 333-118149), filed on October 30, 2008).

*10.8	Economic Participation Agreement, dated as of October 23, 2008, between W2007 Finance Sub LLC, Whitehall Parallel Global Real Estate Limited Partnership 2007 and Edward W. Martin, III (incorporated by reference to Exhibit 10.4 to ACEP’s Form 8-K (SEC File No. 333-118149), filed on October 30, 2008).

*10.9	Economic Participation Agreement, dated as of October 23, 2008, between W2007 Finance Sub LLC, Whitehall Parallel Global Real Estate Limited Partnership 2007 and Phyllis A. Gilland.

*10.10	Economic Participation Agreement, dated as of October 23, 2008, between W2007 Finance Sub LLC, Whitehall Parallel Global Real Estate Limited Partnership 2007 and Arthur Keith (incorporated by reference to Exhibit 10.3 to ACEP’s Form 8-K (SEC File No. 333-118149), filed on October 30, 2008).

*10.11	Employment Agreement, effective March 9, 2010, by and between ACEP and Frank V. Riolo (incorporated by reference to Exhibit 10.01 to ACEP’s Form 8-K (SEC File No. 333-118149), filed on March 12, 2010).

*10.12	Employment Agreement, effective March 9, 2010, by and between Aquarius Gaming LLC and Paul Hobson (incorporated by reference to Exhibit 10.03 to ACEP’s Form 8-K (SEC File No. 333-118149), filed on March 12, 2010).

*10.13	Employment Agreement, effective March 9, 2010, by and between ACEP and Thomas I. Moore (incorporated by reference to Exhibit 10.02 to ACEP’s Form 8-K (SEC File No. 333-118149), filed on March 12, 2010).

14.1	Code of Business Conduct and Ethics.

21.1	Subsidiaries

31.1	Certification of Principal Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Principal Financial Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

+101	The following information from the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of December 31, 2012 and 2011; (ii) Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010; (iii) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010; (iv) Consolidated Statement of Members’ Equity for the years ended December 31, 2012, 2011 and 2010; and (v) Notes to the Consolidated Financial Statements.

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*	Denotes a management contract or compensatory plan or arrangement.

+	Pursuant to rule 406T of Regulation S-T, the XBRL related information in this exhibit is furnished and not filed or a part of a registration statement or prospectus for the purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for the purposes of Section 18 of the Securities Exchange of 1934, as amended, and otherwise is not subject to liability under these sections.

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SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN CASINO & ENTERTAINMENT PROPERTIES LLC

By:	/s/ Frank V. Riolo
Frank V. Riolo
Chief Executive Officer
Date:	March 21, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities indicated with respect to the Board of Directors of American Casino & Entertainment Properties LLC, on behalf of the Registrant in the capacities and on the dates indicated:

/s/ Frank V. Riolo
Frank V. Riolo	Chief Executive Officer	March 21, 2013
(Principal Executive Officer)

/s/ Edward W. Martin III
Edward W. Martin III	Chief Financial Officer, Treasurer (Principal Financial and Accounting Officer)	March 21, 2013

/s/ Alan Kava
Alan Kava	Board Member	March 21, 2013

/s/ Peter Weidman
Peter Weidman	Board Member	March 21, 2013

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SUPPLEMENTAL INFORMATION TO BE FURNISHED WITH REPORTS FILED PURSUANT TO SECTION 15(d) OF THE ACT BY REGISTRANTS WHICH HAVE NOT REGISTERED SECURITIES PURSUANT TO SECTION 12 OF THE ACT

 We have not sent any annual reports to security holders covering the year ended December 31, 2012.  We have not sent proxies, form of proxy or other proxy soliciting material to our security holders with respect to any annual or other meeting of security holders and will not be doing so subsequent to the filing of this Form 10-K.

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